414

07022742

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cathay Pacific Airways Ltd

*CURRENT ADDRESS

PROCESSED

APR 2 3 2007

THOMSON FINANCIAL

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01390

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 4/19/07

# CATHAY PACIFIC AIRWAYS LIMITED



CATHAY PACIFIC

ANNUAL REPORT 2006

Stock code: 00293

AR/S
12-31-06


B-HOP
B-HSI
SWIRE


Hong Kong

CATHAY PACIFIC

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled passenger and cargo services to 104 destinations in 35 countries and territories.

The Company was founded in Hong Kong in 1946 and has remained deeply committed to its home base, making substantial investments to develop Hong Kong as one of the world's leading global transportation hubs. In addition to our fleet of 102 wide-bodied aircraft, these investments include catering, aircraft maintenance and ground handling companies in addition to our corporate headquarters, Cathay Pacific City, at Hong Kong International Airport.

**CATHAY PACIFIC AIRWAYS LIMITED (the "Company")**
(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

***FORM OF PROXY*** *for use at the* ***Annual General Meeting*** *on 9th May 2007*

I/We ______________________________________________

of ______________________________________________

being a Member/Members of the Company, hereby appoint CHRISTOPHER DALE PRATT of Hong Kong or failing him CHEN NAN LOK PHILIP of Hong Kong or failing him Chairman of the Meeting or (see Note 1)

______________________________________________

of ______________________________________________

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 9th May 2007 at 2:30 p.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolutions as indicated:

| | For (see Note 2) | Against (see Note 2) |
|---|---|---|
| 1. To declare a final dividend. | | |
| 2. (a) To re-elect Robert Michael James ATKINSON as a Director. | | |
| (b) To elect HO Cho Ying Davy as a Director. | | |
| (c) To elect LI Jiaxiang as a Director. | | |
| (d) To elect TANG Kin Wing Augustus as a Director. | | |
| (e) To elect Robert Barclay WOODS as a Director. | | |
| (f) To elect ZHANG Lan as a Director. | | |
| 3. To reappoint KPMG as auditors and to authorise the Directors to fix their remuneration. | | |
| 4. To grant a general mandate for share repurchase. | | |
| 5. To grant a general mandate to the Directors to issue and dispose of additional shares in the Company. | | |
| 6. To approve Directors' Fees. | | |

| Number of ordinary shares to which this proxy relates (see Note 3) |
|---|
| |

Signature ______________________________

Dated ______________________________ 2007

**Notes:**
1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite each resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to any resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

# 國泰航空有限公司(「公司」)

(在香港註冊成立的有限公司)
(股票代號：00293)

***委任代表表格**供二零零七年五月九日舉行**股東週年大會**時使用*

本人／吾等 ______________________________

地址為 ______________________________

乃公司的股東，茲委任**白紀圖**，如其不能出任，或**陳南祿**(彼等皆為香港居民)，如其不能出任，或大會主席，

或(參閱附註1) ______________________________

地址為 ______________________________

為本人／吾等的代表，代表本人／吾等出席公司於二零零七年五月九日(星期三)下午二時三十分於香港金鐘道八十八號太古廣場一期五樓太古廣場會議中心舉行的股東週年大會及其任何續會，及就下列決議案，按以下指示投票表決：

| | 贊成<br>(參閱附註2) | 反對<br>(參閱附註2) |
|---|---|---|
| 1. 宣派末期股息。 | | |
| 2. (a) 再度選舉顏堅信為董事。 | | |
| (b) 選舉何祖英為董事。 | | |
| (c) 選舉李家祥為董事。 | | |
| (d) 選舉鄧健榮為董事。 | | |
| (e) 選舉韋立邦為董事。 | | |
| (f) 選舉張蘭為董事。 | | |
| 3. 續聘畢馬威會計師事務所為核數師，並授權董事局釐定其酬金。 | | |
| 4. 給予一般性授權購回股份。 | | |
| 5. 給予董事局一般性授權發行並分配公司新股。 | | |
| 6. 批核董事袍金。 | | |

簽名：______________________________

日期：二零零七年 __________ 月 __________ 日

| 與本委任代表表格有關的普通股數目(參閱附註3) |
|---|
| |

**附註：**

1. 如台端擬委任其他人士為代表，則請將上列人名刪除，並在空格中填寫所欲委任的人士的姓名及地址，代表毋須為公司股東。
2. 請在上列空格以"√"註明對每一決議案於投票表決時台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有註明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端的代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修訂)投票或放棄投票。
3. 請在已備的欄內填上與本委任代表表格有關的普通股數目。如填上數目，此委任代表表格將被視為僅與該等股份有關。否則，本表格將被視為與以台端名義(無論個人或與其他人士聯名)登記的全部公司普通股有關。
4. 如屬聯名股東，此表格須由在股東名冊上名列首位者簽署。
5. 如為公司或團體，則須在此表格上加蓋公章，或由經正式授權的行政人員簽署。
6. 此委任代表表格連同授權簽署此表格的授權書或其他文件，或該等授權書或文件經公證人簽署證明的副本，須在指定開會時間之前最少四十八小時送達或寄抵香港皇后大道東一八三號合和中心十八樓香港中央證券登記有限公司。
7. 無論台端是否擬出席股東週年大會，均請填寫委任代表表格。台端將委任代表表格填妥並交回公司的股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，但在此情況下，此委任代表表格則被視為作廢。

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Cathay Pacific Airways Limited (the "Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

## CATHAY PACIFIC AIRWAYS LIMITED

**(Incorporated in Hong Kong with limited liability)**
**Stock Code: 00293**

# NOTICE OF ANNUAL GENERAL MEETING

**AND**

# PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES



CATHAY PACIFIC

**Executive Directors:**
PRATT, Christopher Dale, CBE, *Chairman*
CHEN, Nan Lok Philip, *Chief Executive*
TYLER, Antony Nigel, *Chief Operating Officer*
ATKINSON, Robert Michael James, *Finance Director*
TANG, Kin Wing Augustus, *Director Corporate Development*

**Non-Executive Directors:**
FAN, Hung Ling Henry, *Deputy Chairman*
LI, Jiaxiang, *Deputy Chairman*
CUBBON, Martin
HO, Cho Ying Davy
HUGHES-HALLETT, James Wyndham John
MOORE, Vernon Francis
WOODS, Robert Barclay
ZHANG, Lan
CHANG, Li Hsien Leslie *(Alternate Director to FAN, Hung Ling Henry)*

**Independent Non-Executive Directors:**
OR, Ching Fai Raymond
LEE, Ting Chang Peter
SO, Chak Kwong Jack
TUNG, Chee Chen

**Registered Office:**
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

A Chinese translation of this circular is available upon request from the Company's Registrars.
本通函之中文譯本於本公司之股份登記處備索。

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock Code: 00293

11th April 2007

*To the shareholders*

Dear Sir or Madam,

# NOTICE OF MEETING

1. Notice of the annual general meeting ("AGM") for 2007 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

# GENERAL MANDATES

3. At the AGM of the Company held on 10th May 2006, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent of the issued share capital of the Company as at 10th May 2006; and (ii) to allot, issue and otherwise deal with shares equal to 20 per cent of the shares of the Company in issue at 10th May 2006 provided that the shares which may be allotted wholly for cash shall not exceed 5 per cent of the shares in issue at 10th May 2006.

4. Under the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), these general mandates lapse at the conclusion of the forthcoming AGM, unless renewed at that meeting. Resolutions (Resolutions 4 and 5) will be proposed to renew the mandates for on-market share repurchases and issue of additional shares. The Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

# ELECTION / RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, Robert Atkinson will retire from office at the AGM for 2007 and will offer himself for re-election to serve for another term of three years in accordance with Article 93 of the Company's Articles of Association. Davy Ho, Li Jiaxiang, Augustus Tang, Robert Woods and Zhang Lan having been appointed as Directors of the Company since the last AGM, will also retire at the AGM for 2007 and will offer themselves for election to serve for a term of three years in accordance with Article 91 of the Company's Articles of Association. Separate resolutions will be proposed for the election/re-election of these Directors. Their details and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Annual Report 2006 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company.

6. Each of the Directors proposed for election/re-election has entered into a letter of appointment, which constitutes a service contract, with the Company. In accordance with the Company's Articles of Association, they will retire at the third AGM after election/re-election and will be eligible for re-election.

7. Davy Ho, Li Jiaxiang, Robert Woods and Zhang Lan are Non-Executive Directors. Davy Ho and Robert Woods do not receive any emolument or director's fee from the Company. The remuneration of Robert Atkinson and Augustus Tang, which is determined in accordance with the policy reviewed

by the Remuneration Committee as described in the "Corporate Governance" section of the Annual Report 2006, is given in note 24 to the Accounts. With the exception of Davy Ho and Robert Woods, each of the non-executive Directors proposed for election is entitled to the Director's fee determined by the Board, currently fixed at the level of HK$200,000 per annum.

8. The Company's remuneration policy and the fees paid to Independent Non-Executive Directors are set out in the "Corporate Governance" section of the Annual Report 2006 and particulars of all the Directors' remuneration are given in note 24 to the Accounts.

9. Save for the information set out in paragraphs 5 to 8 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that needs to be brought to the attention of shareholders in respect of the persons proposed for election/re-election as Directors at the AGM for 2007.

## DIRECTORS' FEE

10. At the AGM of 2004, shareholders resolved that directors' fees not exceeding an aggregate sum of HK$3 million be paid in any one year. This has remained unchanged in spite of an increase in the number of Directors. A resolution (Resolution 6) will be proposed to increase the maximum aggregate sum to HK$8 million in any one year.

## PROCEDURE BY WHICH A POLL MAY BE DEMANDED

11. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

    (i) the chairman of the meeting; or

    (ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

    (iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

    (iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

    Pursuant to this, I intend to direct that each of the resolutions proposed at the forthcoming AGM be voted on by poll.

12. Your Directors believe that the proposals described in this document are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the AGM.

Yours faithfully,
**Christopher Pratt**
*Chairman*

# APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 28th February 2007, the latest practicable date for determining such figure, the number of shares in issue was 3,936,757,572. On the basis of this figure (and assuming no shares are issued or repurchased after 28th February 2007 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 393,675,757 shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2006) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Swire Pacific Limited of its present holding of 1,572,332,028 shares of the Company (amounting to approximately 39.94% of the votes attaching to the issued share capital of the Company):

(a) the percentage of the votes attaching to the share capital owned by Swire Pacific Limited would increase by more than 2% and accordingly Swire Pacific Limited may be obliged to make a general offer for all of the issued shares of the Company not owned by it; and

(b) the present aggregate interest in 2,948,122,554 shares of the Company held by Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited, parties to the shareholders' agreement relating to the Company dated 8th June 2006, would exceed 75% and the percentage of the Company's total issued share capital held by the public would fall below 25%.

However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to the above situation.

8. No shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

| | **Highest (HK$)** | **Lowest (HK$)** |
|---|---|---|
| March 2006 | 14.50 | 13.55 |
| April 2006 | 14.25 | 13.60 |
| May 2006 | 14.00 | 12.75 |
| June 2006 | 14.25 | 12.65 |
| July 2006 | 14.00 | 13.25 |
| August 2006 | 14.58 | 13.76 |
| September 2006 | 16.38 | 14.48 |
| October 2006 | 17.34 | 15.74 |
| November 2006 | 19.46 | 16.80 |
| December 2006 | 19.34 | 17.60 |
| January 2007 | 22.10 | 18.22 |
| February 2007 | 22.10 | 19.16 |

# NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Cathay Pacific Airways Limited, being the annual general meeting for 2007, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 9th May 2007 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2006 and:

1. To declare a final dividend.

2. To re-elect Directors.

3. To reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

**Ordinary Resolutions:**

4. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

   (b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

   references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the aggregate fees paid to the Directors in any one year shall not exceed HK$8 million.

By order of the Board
**David Fu**
*Secretary*

Hong Kong, 11th April 2007

**Notes:**

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.
3. If approved, the final dividend is expected to be paid to shareholders on Friday, 1st June 2007.
4. The registers of shareholders will be closed from 4th to 9th May 2007, both days inclusive. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 3rd May 2007.
5. The Directors retiring are Robert Atkinson, Davy Ho, Li Jiaxiang, Augustus Tang, Robert Woods and Zhang Lan. Separate resolutions will be proposed for their election/re-election.
6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

# CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock Code: 00293

## Notice of Annual General Meeting

The 2007 Annual General Meeting of Cathay Pacific Airways Limited (the "Company") will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 9th May 2007 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2006 and:

1. to declare a final dividend;
2. to re-elect Directors;
3. to reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. to authorise the Directors to make on-market repurchases of the Company's shares;
5. to authorise the Directors to allot, issue and otherwise deal with shares; and
6. to approve Directors' fees.

By order of the Board
David Fu
*Company Secretary*
Hong Kong, 11th April 2007

Notes:

(1) The Directors have recommended the payment of a final dividend for 2006 of HK¢32 per share. If approved by shareholders, it is expected that the dividend will be paid on 1st June 2007 to shareholders registered on 9th May 2007.

(2) The registers of shareholders will be closed from 4th to 9th May 2007, both days inclusive. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 3rd May 2007.

(3) The Directors retiring are Robert Atkinson, Davy Ho, Li Jiaxiang, Augustus Tang, Robert Woods and Zhang Lan. Separate resolutions will be proposed for their election / re-election.

(4) This is a summary of the full text of the Notice of the Annual General Meeting. The full text of the Notice is contained in a circular to shareholders giving further information about the business to be conducted at the Meeting. Copies of the circular, which are being sent to all registered shareholders with the 2006 Annual Report on 11th April 2007 may be obtained upon request from the Registrars, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(5) The circular to shareholders and the 2006 Annual Report are also available on the Company's website: www.cathaypacific.com.

As at the date of this notice, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

SWIRE

CATHAY PACIFIC



Cathay Pacific
Cathay Pacific Freighter
Dragonair
Air Hong Kong

## Contents


2 Financial and Operating Highlights
3 Chairman's Letter
4 2006 in Review
9 Review of Operations
18 Financial Review
26 Directors and Officers
28 Directors' Report
35 Corporate Governance
40 Corporate Responsibility
44 Independent Auditor's Report
45 Principal Accounting Policies
50 Consolidated Profit and Loss Account
51 Consolidated Balance Sheet
52 Company Balance Sheet
53 Consolidated Cash Flow Statement
54 Consolidated Statement of Changes in Equity
56 Company Statement of Changes in Equity
58 Notes to the Accounts
88 Principal Subsidiaries and Associates
90 Statistics
95 Glossary
96 Corporate and Shareholder Information


*A Chinese translation of this Annual Report is available upon request from the Company's Registrars.*

*本年報中文譯本，於本公司之股份登記處備索。*

In September 2006, Hong Kong Dragon Airlines Limited ("Dragonair") became a wholly owned subsidiary of Cathay Pacific, while Cathay Pacific and Air China Limited ("Air China") increased their cross-shareholdings to form a closer partnership. Cathay Pacific is also the major shareholder in AHK Air Hong Kong Limited ("AHK"), an all-cargo carrier offering scheduled services in the Asian region.

Cathay Pacific and its subsidiaries employ more than 18,600 people in Hong Kong. The airline is listed on The Stock Exchange of Hong Kong Limited as is its major shareholder.

We are a founding member of the **one**world global alliance whose combined network serves some 600 destinations worldwide. Dragonair will become an affiliate member of **one**world in 2007.

| | | 2006 | 2005 | Change |
|---|---|---|---|---|
| **GROUP FINANCIAL STATISTICS** | | | | |
| **Results** | | | | |
| Turnover | *HK$ million* | **60,783** | 50,909 | **+19.4%** |
| Profit attributable to Cathay Pacific shareholders | *HK$ million* | **4,088** | 3,298 | **+24.0%** |
| Earnings per share | *HK cents* | **115.9** | 97.7 | **+18.6%** |
| Dividend per share | *HK cents* | **84.0** | 48.0 | **+75.0%** |
| Profit margin | *%* | **8.0** | 7.4 | **+0.6%pt** |
| **Balance Sheet** | | | | |
| Funds attributable to Cathay Pacific shareholders | *HK$ million* | **45,554** | 34,968 | **+30.3%** |
| Net borrowings | *HK$ million* | **16,348** | 9,050 | **+80.6%** |
| Shareholders' funds per share | *HK$* | **11.6** | 10.3 | **+12.6%** |
| Net debt/equity ratio | *Times* | **0.36** | 0.26 | **+0.1 times** |

| | | Cathay Pacific and Dragonair* | Cathay Pacific | | |
|---|---|---|---|---|---|
| | | **2006** | **2006** | 2005 | **Change** |
| **OPERATING STATISTICS** | | | | | |
| Available tonne kilometres ("ATK") | *Million* | **19,684** | **18,866** | 17,751 | **+6.3%** |
| Passengers carried | *'000* | **18,097** | **16,728** | 15,438 | **+8.4%** |
| Passenger load factor | *%* | **79.5** | **79.9** | 78.7 | **+1.2%pt** |
| Passenger yield | *HK cents* | **48.0** | **47.0** | 46.3 | **+1.5%** |
| Cargo carried | *'000 tonnes* | **1,308** | **1,199** | 1,118 | **+7.2%** |
| Cargo and mail load factor | *%* | **68.6** | **68.3** | 67.0 | **+1.3%pt** |
| Cargo and mail yield | *HK$* | **1.70** | **1.69** | 1.75 | **-3.4%** |
| Cost per ATK | *HK$* | **2.23** | **2.21** | 2.19 | **+0.9%** |
| Cost per ATK without fuel | *HK$* | **1.57** | **1.53** | 1.55 | **-1.3%** |
| Aircraft utilisation | *Hours per day* | **12.5** | **12.8** | 12.6 | **+1.6%** |
| On-time performance | *%* | **85.2** | **85.9** | 86.1 | **-0.2%pt** |

* *Consolidated operating statistics includes Dragonair's operation from 1st October 2006.*

**The Cathay Pacific Group recorded a profit attributable to shareholders of HK$4,088 million for 2006, compared with a profit of HK$3,298 million the previous year. Turnover increased by 19.4% to a new record of HK$60,783 million.**

Record passenger numbers and freight volumes contributed to the increase in turnover in 2006, which in turn helped us to a 24.0% increase in profit over the previous year. However continuing high fuel prices served to dampen the final result. Prices eased a little in the latter part of the year but our total fuel bill was HK$20,214 million – up 29.7% on 2005. Fuel surcharges only partially offset the additional cost.

A continuing improvement in productivity coupled with a reduction in controllable costs helped the airline reduce its unit cost excluding fuel by 1.3%.

On the passenger side, the airline's revenue increased by 10.9% to a record HK$33,585 million as the number of passengers carried rose to 16.7 million for the year. Demand from first and business class passengers was high throughout the year, helping yield to increase by 1.5% to HK¢47.0. Additional services on a number of routes contributed to a 7.7% rise in passenger capacity.

The airline set new records for its cargo operation, with the tonnage carried rising by 7.2% to 1,199,000 tonnes and revenue reaching a high of HK$11,980 million. Capacity rose by 5.2% with four new freighter destinations added during the year – Beijing, Chennai, Stockholm and Toronto – and extra flights to Dallas/Atlanta and Shanghai being mounted. Demand remained high out of Hong Kong and Mainland China throughout the year but weakening demand in a number of key markets contributed to a 3.4% fall in yield.

2006 was a landmark year for Cathay Pacific in many ways. The airline received another "Airline of the Year 2006" award – from leading industry journal *Air Transport World* – in February, and then in August took delivery of its 100th aircraft, an Airbus A330-300. Throughout the year we ran a number of events and activities to celebrate our 60th anniversary as Hong Kong's airline.

However, the most significant development took place on 28th September when formal approval of a historic shareholding realignment was received and Dragonair joined the Cathay Pacific Group as a wholly owned subsidiary. The integration of the two carriers will bring significant benefits for passengers and the Hong Kong aviation hub. As part of the realignment, Cathay Pacific and Air China increased their cross-shareholdings and began work on further enhancing their partnership in a number of areas.

We continued to grow the three fleets in the Group in 2006, adding six aircraft at Cathay Pacific and four at Dragonair, while AHK took delivery of two more freighters. In June we confirmed an order for six new Boeing 747-400ERFs, Extended Range Freighters, for the Cathay Pacific fleet which, with their longer range and higher payload, will be key to our success on long haul trunk routes once deliveries commence in May 2008. We also took up two more options on the new Boeing 777-300ER, Extended Range passenger aircraft, taking the total order to 18. These aircraft will begin arriving in September 2007.

Our commitment to product and service excellence remains as high as ever and in September we unveiled Cathay Pacific's new long haul product that will be rolled out across all three classes of travel over the next two years. The new product will help us retain our leadership in comfort and service.

We expect competition to remain keen in 2007 and the high, volatile fuel price will continue to have a major impact on our business. Our focus in the coming year is to continue our efforts to deliver superior service and to grow our operations profitably and thus further strengthen Hong Kong's position as a global aviation hub. We will work to optimize the significant commercial opportunity provided by our purchase of Dragonair.

**Christopher Pratt**
*Chairman*
Hong Kong, 7th March 2007

**A major shareholding realignment in 2006 saw Dragonair become a wholly owned subsidiary of the Company. As part of the same agreement Air China purchased a 17.5% interest in Cathay Pacific and Cathay Pacific increased its interest in Air China from 10% to 17.3%. Cathay Pacific together with Dragonair now offer significant connectivity to Mainland China with 417 flights each week to 21 destinations.**

**Record volumes and revenue were achieved for both our passenger and cargo operations in 2006 although the persistently high fuel price continued to erode earnings. During the year Cathay Pacific increased frequency to a number of passenger destinations and opened four new cargo destinations. The Company also announced its largest order to date for new freighters.**

## CATHAY PACIFIC

### Shareholding realignment

- On 28th September 2006, Dragonair became our wholly owned subsidiary following the completion of a shareholding realignment involving Air China, Cathay Pacific, China National Aviation Company Limited ("CNAC"), CITIC Pacific Limited ("CITIC Pacific") and Swire Pacific Limited ("Swire Pacific").
- The integration with Dragonair will bring about cost and revenue synergies and new opportunities that will benefit passengers and enhance Hong Kong's position as a leading international aviation hub.
- Developments since the integration began include the announcement of two new Dragonair destinations, Phuket and Busan, a reduction in the minimum connecting time for passengers travelling between the two airlines and a codeshare to seven destinations.
- Following the restructuring, Air China has become a strategic partner of Cathay Pacific. The partnership will result in a closer cooperation in a number of areas, with a number of joint initiatives expected to be announced in 2007. Closer cooperation with Air China will bring significant benefits for both the Beijing and Hong Kong hubs.

### Award winning products and services

- In September we gave a preview of our new long haul inflight product that will feature a complete overhaul in all three classes of travel. The product, which features new seats, inflight entertainment and cabin design, will be rolled out progressively on every aircraft in our long haul fleet from early 2007 and will be completed by mid-2009.
- We opened new lounges in Bangkok following the opening of Suvarnabhumi Airport. Work also commenced on our new facilities at Tokyo's Narita Airport, where we moved terminals in January 2007.

- Cathay Pacific was named "Airline of the Year 2006" by leading industry magazine *Air Transport World*.
- We were also named "Airline of the Year 2006" in the OAG 24th Annual Awards, along with "Best Airline Based in Asia" and "Best Transpacific Airline".
- In November, we were named joint winners, with Air China, of the Centre for Asia Pacific Aviation ("CAPA") "Airline of the Year" honour. We were also named CAPA "Cargo Airline of the Year".
- Other major honours in 2006 include the "Airline of the Year" from leading regional trade publication *Travel Trade Gazette* and "Best Inflight Travel Retailer in Asia Pacific" in the Raven Fox Awards.

**Hub development**

- We added a new online destination in December with the launch of a daily service to Shanghai.
- Two more destinations – Kota Kinabalu and Phuket – were added to our network in 2006 following a new codeshare arrangement with Dragonair. Busan was also added in January 2007.
- A reduction in the minimum connecting time with Dragonair made it easier and quicker for passengers to transfer through the Hong Kong hub.
- Additional services commenced to Adelaide, Bahrain, Dubai, Frankfurt, Riyadh, Rome and Seoul, while three Penang flights each week were upgraded to a direct service.

**The growing fleet**

- At the end of 2006 we had 102 aircraft in our fleet, including 84 passenger aircraft and 18 freighters. Our 100th aircraft, an Airbus A330-300, arrived in August 2006. We also took delivery of one Boeing 777-300 and two Boeing 747-400BCFs, Boeing Converted Freighters, and acquired two more Boeing 747-400 aircraft that are being converted into freighters for deployment in 2007.
- We increased our firm order of Boeing 777-300ERs from 16 to 18, with delivery commencing in September 2007. The aircraft will offer a longer range with a higher payload and will be deployed to provide non-stop services on ultra long haul routes.
- In June 2006 we announced our biggest-ever order for new freighters – six Boeing 747-400ERFs. Deliveries commence in May 2008 and the aircraft will be used on North American trunk routes to take advantage of their longer range and bigger payload.

**60th anniversary celebration**

- We celebrated 60 years of serving Hong Kong in 2006, with a range of events and activities running throughout the year up to our actual birthday on 24th September.
- We used the anniversary celebration to highlight how we have grown with Hong Kong over the past six decades, helping to build the city into an aviation hub and internationally renowned business and tourist destination.

- There were a number of 60th anniversary events aimed at the general public, including a series of roadshows featuring the "Walking on Air" uniform fashion parade and a competition to win air tickets worth HK$600,000.
- The climax of the celebration was a gala party for more than 3,000 people at Sha Tin Racecourse, with HKSAR Chief Executive Donald Tsang as guest of honour.

**Pioneer in technology**

- The latest version of the Company website was rolled out mid-year, with easier access to information and booking tools.
- The use of electronic ticketing increased in 2006, with around 71% of our passengers receiving their tickets in this way by the end of the year. The benefits of e-ticketing include a reduction in ticketing costs and greater convenience for our customers.
- We now have interline e-ticketing in place with all our **oneworld** partners.
- We further promoted our Online Check-In service to ease congestion at airports and provide more convenience for travellers. Use of the service increased by 60% during the year, and the number of bookings made online increased by a similar amount.
- In December we unveiled the second phase of our online shopping site, allowing passengers to pay for inflight purchases using Asia Miles.

**Partnerships**

- **oneworld**, the airline alliance of which we are a founder member, confirmed that three more airlines – Japan Airlines, Malev and Royal Jordanian – will become full members in early 2007. At the same time, Aer Lingus will leave the alliance.
- Our subsidiary, Dragonair, announced that it would become an affiliate member of **oneworld** in 2007. LAN Argentina and LAN Ecuador will also become affiliates of the alliance, as will five Japan Airlines affiliates.
- Asia Miles membership rose to more than 2.8 million in 2006, with the number of partners rising to more than 250 in nine categories.
- We announced that The Marco Polo Club would become the single loyalty programme for both Cathay Pacific and Dragonair, replacing the latter's Elite programme from 1st January 2007.

## DRAGONAIR

**Award winning products and services**

- Dragonair was voted "Best Airline – China" for the fifth consecutive year in the international Skytrax passenger survey.
- We were voted "Best China Airline" for the second consecutive year in the 2006 *Business Traveller Asia-Pacific* Awards.
- Our Economy Class was voted the best of any airline in the 2006 *Business Traveller China* Travel Awards, also for the second consecutive year.
- We opened newly designed reservations and ticketing offices in Kota Kinabalu, Shanghai, Shenyang and Taichung. The new design is in line with the style of our new cabin interiors.

## Hub development

- We launched a thrice-weekly service to Shenyang via Dalian in April.
- Dragonair operates passenger services to 30 destinations in Asia, including 21 in Mainland China. Dragonair also provided freighter services to 10 destinations covering cities in Asia, Europe, Middle East and the United States in 2006.
- We relaunched our scheduled service to Phuket in Thailand in December and also launched a thrice-weekly service to Busan in South Korea in January 2007.
- We increased our freighter services to Shanghai to 17 a week from 1st January 2007 and withdrew services to Amsterdam, Dubai, Frankfurt and Manchester from 1st February 2007.
- Our summer schedule saw increased frequencies to 10 Mainland China destinations and three regional cities.
- The winter schedule saw a reduction in the minimum connecting time between Dragonair and Cathay Pacific flights, from 60 minutes to 50 minutes. As a result, 451 new connections became available to international travellers.
- In our winter 2006 schedule we operated one additional weekly passenger flight to Tokyo, resulting in a daily service to the Japanese capital.

## The growing fleet

- We took delivery of three wide-bodied Airbus A330-300 aircraft in 2006 – in January, April and October.
- By the end of 2006, our freighter fleet grew to five with the addition of a Boeing 747-400BCF aircraft.
- All four aircraft wet leased to Air China will be returned by 2008, two Airbus A330s, one Airbus A320 in 2007 and one Airbus A330 in 2008.

## Pioneer in technology

- In March we introduced e-ticketing for individual passengers on five routes from and to Hong Kong: Bangkok, Beijing, Kaohsiung, Shanghai and Taipei.
- We selected Ezycargo, Asia's leading air-cargo booking portal, to provide an online option that enables forwarders to better manage their shipments.
- Our website was revamped to provide additional user functions and a more contemporary look.

## Partnerships

- We started operating codeshare services with Cathay Pacific to Beijing, Kota Kinabalu, Phuket, Shanghai, Tokyo and Xiamen in December. The codeshare also applies on our Busan route, which was launched in January 2007.
- We announced our intention to become an affiliate member of **oneworld** in 2007.

## AIR HONG KONG

- AHK took delivery of two new Airbus A300-600F freighters in May and June 2006, taking its fleet size to eight.
- The carrier's seventh freighter replaced the wet lease operation to Bangkok and Penang. The eighth freighter is deployed on the Nagoya route, which was launched as an AHK destination in October.
- We now serve eight Asian cities: Bangkok, Nagoya, Osaka, Penang, Seoul, Singapore, Taipei and Tokyo.

## FLEET PROFILE

| Aircraft type | Number as at 31st December 2006 | Leased | | | Firm orders | | | | Expiry of operating leases | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Owned | Finance | Operating | **Total** | '07 | '08 | '09 and beyond | **Total** | '08 | '09 | '10 | '11 | '12 and beyond | Purchase rights |
| **Aircraft operated by Cathay Pacific:** | | | | | | | | | | | | | | |
| A330-300 | 6 | 18 | 3 | **27** | 2 | 3[a] | | **5** | | | | 3 | | |
| A340-300 | 1 | 10 | 4 | **15** | | | | | | | | 4 | | |
| A340-600 | | | 3 | **3** | | | | | 3 | | | | | |
| 747-400 | 18 | | 4 | **22**[b] | 2[c] | | | **2** | | | | | 4 | |
| 747-200F | 4 | 3 | | **7** | | | | | | | | | | |
| 747-400F | 2 | 4 | | **6** | | | | | | | | | | |
| 747-400BCF | 5 | | | **5**[d] | 1 | | | **1** | | | | | | |
| 747-400ERF | | | | | | 3 | 3 | **6** | | | | | | |
| 777-200 | 1 | 4 | | **5** | | | | | | | | | | |
| 777-300 | 2 | 10 | | **12** | | | | | | | | | | |
| 777-300ER | | | | | 5[e] | 5[e] | 8 | **18** | | | | | | 20[f] |
| **Total** | 39 | 49 | 14 | **102** | 10 | 11 | 11 | **32** | 3 | | | 7 | 4 | 20 |
| **Aircraft operated by Dragonair:** | | | | | | | | | | | | | | |
| A320 | 3 | 2 | 5 | **10**[g] | | | | | | 1 | 1 | 3 | | |
| A321 | 2 | | 4 | **6** | | | | | | | 2 | 2 | | |
| A330 | 2 | 3 | 11 | **16**[h] | | | | | 1 | 1 | 1 | 2 | 6 | |
| 747-200F | 1 | | | **1** | | | | | | | | | | |
| 747-300SF | 3 | | | **3** | | | | | | | | | | |
| 747-400BCF | 1 | | | **1** | 3 | 1 | | **4** | | | | | | |
| **Total** | 12 | 5 | 20 | **37** | 3 | 1 | | **4** | 1 | 2 | 4 | 7 | 6 | |
| **Aircraft operated by AHK:** | | | | | | | | | | | | | | |
| A300-600F | 2 | 6 | | **8** | | | | | | | | | | |

[a] *Aircraft on 7.5 year operating leases.*
[b] *One aircraft under reconfiguration.*
[c] *Aircraft on 8 and 9 year operating leases.*
[d] *Two aircraft under reconfiguration.*
[e] *Two aircraft on 10 year operating leases.*
[f] *Purchase rights for aircraft delivered by 2017.*
[g] *One aircraft leased out to Air China.*
[h] *Three aircraft leased out to Air China.*

## CATHAY PACIFIC

**In 2006 we surpassed previous passenger records, with our highest ever revenue and passenger numbers on an average load factor of 79.9%. Passenger demand remained buoyant throughout the year and strong corporate demand helped to drive up yield by 1.5% to HK47.0 cents. Yields in economy class suffered, however, due to strong competition on key long haul and regional flights. Capacity increased by 7.7% with additional services mounted and new aircraft joining the fleet.**


Load factor by region
%
90
80
70
60
50
40
North Asia
South West Pacific and South Africa
South East Asia and Middle East
Europe
North America
2002
2003
2004
2005
2006


Passenger load factor and yield
%
HK cents
100
80
60
40
20
0
60
50
40
30
20
10
2002 2003 2004 2005 2006
Passenger load factor
Yield

**Available seat kilometres ("ASK"), load factor and yield by region:**

| | ASK (million) | | | Load factor (%) | | | Yield |
|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **Change** | **2006** | 2005 | **Change** | **Change** |
| North Asia | **13,796** | 13,057 | **+5.7%** | **72.3** | 70.8 | **+1.5%pt** | **-3.3%** |
| South West Pacific and South Africa | **14,230** | 14,656 | **-2.9%** | **80.1** | 74.6 | **+5.5%pt** | **+2.0%** |
| South East Asia and Middle East | **18,375** | 17,376 | **+5.7%** | **76.1** | 75.0 | **+1.1%pt** | **+5.0%** |
| Europe | **18,884** | 16,181 | **+16.7%** | **84.2** | 87.3 | **-3.1%pt** | **-0.2%** |
| North America | **23,833** | 21,496 | **+10.9%** | **83.5** | 82.7 | **+0.8%pt** | **+5.3%** |
| **Overall** | **89,118** | 82,766 | **+7.7%** | **79.9** | 78.7 | **+1.2%pt** | **+1.5%** |

Cathay Pacific's award-winning service style is designed to make every one of our customers feel special.



Comments by region are as follows:

**North Asia**

- The addition of a fifth daily flight to Seoul in January generated a growth in outbound traffic from Korea. The country remains popular as a leisure destination for Hong Kong travellers.
- We increased our presence in Mainland China by adding a new daily service to Shanghai in December.
- A new codeshare arrangement with Dragonair – applying on flights to Beijing, Shanghai, Xiamen and Tokyo in North Asia – was introduced in December, giving customers more choice and greater flexibility.
- We also codeshare with Dragonair on its new service to Busan, Korea's second city, which was launched in January 2007.
- Our performance in the Japan market remained steady, with some growth in the number of tourists flying to Hong Kong.
- We enjoyed high load factors to Taiwan throughout 2006, although strong competition had a negative impact on yield.

**South West Pacific and South Africa**

- Two new flights a week were added to Adelaide in June, bolstering our presence in South Australia.
- The Auckland service went twice-daily for the winter schedule, helping to match seasonal demand.
- Closer economic ties between South Africa and Mainland China boosted demand on our Johannesburg service, while strong corporate traffic boosted yield on the route.

**South East Asia and Middle East**

- In April, we began three direct flights to Penang each week instead of routing all flights through Kuala Lumpur. The change proved popular with leisure travellers.
- Passenger traffic to and from the Philippines was strong throughout the year, with a number of extra flights mounted to Cebu to meet high demand.
- Strong competition continues to impact our Singapore business, though demand remains high and we have seen some yield improvement.

**Europe**

- Demand remained high from business travellers on the London route. However increased competition put pressure on the economy class load factor and yield.
- We added three flights to Frankfurt, making it a 10-times-a-week service, and turned Rome into a daily service with two more flights a week.

**North America**

- We increased our capacity to North America by 10.9% in 2006. Load factors were not particularly high but yields improved on all routes.
- Demand was strong in the premium cabins to all North American destinations.
- The introduction of new Boeing 777-300ER aircraft from September 2007 will allow more direct services on ultra long haul North American flights with an increased payload.

## DRAGONAIR

**It was a steady year for Dragonair, with additional flights to Beijing and various secondary destinations in Mainland China mounted, and a new destination, Phuket, added. The average load factor for the year was 67.8% and passenger revenue growth kept pace with capacity growth despite increasing competition on key routes reducing yield. The integration with Cathay Pacific is expected to bring significant benefits in 2007.**


Load factor by region
%
80
70
60
50
40
30
North Asia
South East Asia and Middle East
2002
2003
2004
2005
2006


Passenger load factor and yield
%
HK cents
100
80
60
40
20
0
2002
2003
2004
2005
2006
Passenger load factor
Yield

**Available seat kilometres ("ASK"), load factor and yield by region:**

| | ASK (million) | | | Load factor (%) | | | Yield |
|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **Change** | **2006** | 2005 | **Change** | **Change** |
| North Asia | **9,858** | 9,186 | **+7.3%** | **67.9** | 65.9 | **+2.0%pt** | **-2.8%** |
| South East Asia and Middle East | **747** | 879 | **-15.0%** | **66.8** | 65.7 | **+1.1%pt** | **+13.8%** |
| **Overall** | **10,605** | 10,065 | **+5.4%** | **67.8** | 65.9 | **+1.9%pt** | **-1.4%** |

Comments by region are as follows:

**North Asia**

- The Beijing route was under pressure from increased competition throughout 2006.
- Competition also increased on the Shanghai route but strong demand helped sustain yield.
- The load factor on some secondary Chinese routes was not high. The integration with Cathay Pacific will allow Dragonair to get more feed from its sister carrier's international network.
- A thrice-weekly service to Busan started in January 2007, again leveraging on Cathay Pacific's international network.
- Competition kept revenue growth on the Taiwan route behind capacity growth.
- The Tokyo route benefited from an enhanced schedule and a new codeshare arrangement with Cathay Pacific.

**South East Asia and Middle East**

- Flights began to Phuket in December, the first destination launch for Dragonair since the integration with Cathay Pacific.
- Both Phuket and Kota Kinabalu will benefit from the codeshare with Cathay Pacific that began in December 2006.
- We cancelled our scheduled services to Bangkok in September.
- Performance on the Phnom Penh route improved during the year and will benefit from being able to feed from Cathay Pacific's international network.
- The Dhaka route performed above expectations.



Cathay Pacific's popular fashion show Walking on Air showcases our stylish uniforms from 1946 to the present. As part of the airline's 60th Anniversary celebrations in 2006, cabin staff on many of our flights wore vintage uniforms.


eople of Hong Kong since 19
PACIFIC
60th
anniversary

## CATHAY PACIFIC

**Cathay Pacific set new revenue and tonnage records as cargo capacity increased by 5.2%. Cargo yield dropped by 3.4% in the face of weak demand for exports out of Australia, Europe and the United States. Growth in cargo tonnage out of Mainland China remained strong despite a significant increase in competitor capacity. Hong Kong faces increasing competition from new airports in the region but remains the leading gateway to the Pearl River Delta with good prospects for further growth.**


Turnover
HK$ million
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2002 2003 2004 2005 2006


Capacity – cargo and mail ATK
Million tonne kilometres
12,000
10,000
8,000
6,000
4,000
2,000
0
2002 2003 2004 2005 2006

| | ATK (million) | | | Load factor (%) | | | Yield |
|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **Change** | **2006** | 2005 | **Change** | **Change** |
| Cathay Pacific | **10,391** | 9,879 | **+5.2%** | **68.3** | 67.0 | **+1.3%pt** | **-3.4%** |

- Two additional Boeing 747-400BCF aircraft were added to the fleet. At the end of 2006 we operated a fleet of seven Boeing 747-200Fs, six Boeing 747-400Fs and three Boeing 747-400BCFs.
- The airline will take delivery of three more Boeing 747-400BCFs in 2007 and has exercised options to convert two more aircraft for delivery in 2008 and 2009. The airline has options on four more conversions.
- In addition, the airline has ordered six Boeing 747-400ERFs for delivery in 2008 and 2009.
- New freighter services were launched to Beijing, Chennai, Stockholm and Toronto, bringing the total number of freighter destinations to 31.
- High fuel prices had a negative effect on the profitability of our older Boeing 747-200F freighter fleet. The adverse impact of high fuel prices was only partially offset by fuel surcharges.
- CAPA named Cathay Pacific as its "Cargo Airline of the Year" for having the most impact on the development of the region's air cargo industry.

## DRAGONAIR

**Tonnage rose to a new annual high of 395,385 tonnes but yields were under pressure throughout the year as a result of increasing competition and softening markets.**


Turnover
HK$ million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006


Capacity – cargo and mail ATK
Million tonne kilometres
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

| | ATK (million) | | | Load factor (%) | | | Yield |
|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **Change** | **2006** | 2005 | **Change** | **Change** |
| Dragonair | **2,080** | 1,942 | **+7.1%** | **72.7** | 72.6 | **+0.1%pt** | **-10.8%** |

- Dragonair took delivery of its first Boeing 747-400BCF aircraft at the end of 2006, and another was delivered in January 2007. They will be used on European routes after initial deployment in the region for crew training purposes.
- Two more Boeing 747-400BCFs are due to be delivered in 2007 and one more in 2008, increasing Dragonair's freighter fleet to nine by the end of 2008.
- High fuel prices and lower yields led to reduced freighter profitability.
- There was a softening in the market into and out of Japan.
- Dragonair resumed its thrice-weekly freighter service to Xiamen in November.
- Two more freighter flights were added to Frankfurt in 2006, bringing the total to five frequencies per week.

**The Cathay Pacific Group reported an attributable profit of HK$4,088 million against a profit of HK$3,298 million in 2005. The improved results reflect strong demand however, high fuel prices continued to impact our profitability.**

### Turnover

| | Group* | | Cathay Pacific | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Passenger services | **35,155** | 30,274 | **33,585** | 30,274 |
| Cargo services | **14,251** | 12,852 | **11,980** | 11,585 |
| Catering, recoveries and other services | **11,377** | 7,783 | **9,501** | 6,529 |
| **Turnover** | **60,783** | 50,909 | **55,066** | 48,388 |

* *Turnover includes Dragonair results from 1st October 2006.*


Turnover
HK$ million
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2002
2003
2004
2005
2006
Catering, recoveries and other services
Cargo services
Passenger services


Cathay Pacific: passengers and cargo carried
Passenger in '000
Cargo in '000 tonnes
10,000
8,000
6,000
4,000
2,000
0
700
600
500
400
300
200
1H02
2H02
1H03
2H03
1H04
2H04
1H05
2H05
1H06
2H06
Passengers carried
Cargo carried

- Group turnover rose by 19.4% on 2005.

## Cathay Pacific

- Passenger turnover increased by 10.9% to HK$33,585 million as a result of strong demand. The number of passengers carried increased by 8.4% to 16.7 million and revenue passenger kilometres increased by 9.3%.
- Passenger load factor increased by 1.2 percentage points to 79.9% while available seat kilometres increased by 7.7%.
- Passenger yield increased by 1.5% to HK¢47.0.
- First and business class revenues increased by 16.0% and the front-end load factor increased from 66.0% to 67.5%. Economy class revenue increased by 8.3% and the economy class load factor increased from 80.9% to 82.1%.
- Cargo turnover rose by 3.4% to HK$11,980 million with a 5.2% increase in capacity. Exports demand from Mainland China through Hong Kong remained strong.
- Cargo load factor increased by 1.3 percentage points while cargo yield decreased by 3.4% to HK$1.69.

The improvement in traffic turnover comprises:

| | | HK$M |
|---|---|---|
| +7.7% | Passenger capacity | 2,312 |
| +5.2% | Cargo and mail capacity | 601 |
| +1.2%pt | Passenger load factor | 476 |
| +1.3%pt | Cargo and mail load factor | 240 |
| +1.5% | Passenger yield | 523 |
| -3.4% | Cargo and mail yield | (446) |
| | | 3,706 |

**Cathay Pacific: revenue and breakeven load factor**


%
80
75
70
65
60
55
50
2002
2003
2004
2005
2006
Revenue load factor
Breakeven load factor

- Revenue load factor increased by 1.4 percentage points to 76.6% while the breakeven load factor was 69.3%.
- The annualised revenue effect on changes in yield and load factor is set out below:

| | HK$M |
|---|---|
| + 1 percentage point in passenger load factor | 419 |
| + 1 percentage point in cargo and mail load factor | 175 |
| + HK¢1 in passenger yield | 712 |
| + HK¢1 in cargo and mail yield | 71 |

## Operating expenses

Net operating expenses after deduction of Group recoveries of HK$9,995 million (2005: HK$6,446 million) and of Cathay Pacific recoveries HK$9,501 million (2005: HK$6,529 million) are analysed as follows:

| | Group* | | | Cathay Pacific | | |
|---|---|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **Change** | **2006 HK$M** | 2005 HK$M | **Change** |
| Staff | **9,950** | 9,025 | **+10.2%** | **8,553** | 8,132 | **+5.2%** |
| Inflight service and passenger expenses | **1,987** | 1,783 | **+11.4%** | **1,899** | 1,783 | **+6.5%** |
| Landing, parking and route expenses | **6,948** | 5,977 | **+16.2%** | **6,384** | 5,832 | **+9.5%** |
| Fuel | **13,333** | 11,640 | **+14.5%** | **12,641** | 11,400 | **+10.9%** |
| Aircraft maintenance | **5,330** | 4,527 | **+17.7%** | **4,882** | 4,459 | **+9.5%** |
| Aircraft depreciation and operating leases | **5,160** | 4,882 | **+5.7%** | **4,789** | 4,755 | **+0.7%** |
| Other depreciation and operating leases | **862** | 790 | **+9.1%** | **625** | 590 | **+5.9%** |
| Commissions | **668** | 555 | **+20.4%** | **622** | 555 | **+12.1%** |
| Exchange gain | **(271)** | (156) | **+73.7%** | **(271)** | (148) | **+83.1%** |
| Others | **1,603** | 1,297 | **+23.6%** | **1,222** | 1,147 | **+6.5%** |
| **Net operating expenses** | **45,570** | 40,320 | **+13.0%** | **41,346** | 38,505 | **+7.4%** |
| Net finance charges | **465** | 444 | **+4.7%** | **287** | 361 | **-20.5%** |
| **Total net operating expenses** | **46,035** | 40,764 | **+12.9%** | **41,633** | 38,866 | **+7.1%** |

* *Includes Dragonair's expenses from 1st October 2006.*

- Group operating expenses rose 12.9% to HK$46,035 million.


Fuel price and consumption
US$ per barrel (jet fuel)
Barrels in million
90
80
70
60
50
40
30
35
30
25
20
15
10
5
2002
2003
2004
2005
2006
Into-plane price – before hedging
Into-plane price – after hedging
Uplifted volume


Hedging gain
HK$ million
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006


Fuel hedging
US$ per barrel (IPE Brent)
Barrels in million
90 80 70 60 50 40 30 20 10 0
18 16 14 12 10 8 6 4 2 0
1%
8%
37%
8%
2007 Swaps
2007 Collars
2007 3-way Options
2008 3-way Options
Call written
Put written
Call bought
Swap bought
Volume hedged/Figures represent % of volume hedged

## Cathay Pacific


Total net operating expenses
12% Aircraft maintenance
13% Depreciation and operating leases
1% Net finance charges
1% Commissions
2% Others
30% Fuel
15% Landing, parking and route expenses
5% Inflight service and passenger expenses
21% Staff

- Staff costs increased due to an increase in the average number of staff with 209 staff being transferred from Dragonair following the integration.
- Inflight service and passenger expenses rose due to an 8.4% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel costs increased due to an 18.5% increase in the average into-plane fuel price to US$86 per barrel and a 5.8% increase in consumption to 29 million barrels. Fuel surcharges increased from HK$3,948 million to HK$6,470 million.
- Fuel hedging gains increased by HK$181 million to HK$426 million and include unrealised mark to market gains of HK$158 million (2005: HK$19 million).
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries and were partly offset by the return of two wet leased freighters.
- Net finance charges decreased due to higher income from investment funds.
- Cathay Pacific's cost per ATK increased from HK$2.19 to HK$2.21 due to higher fuel prices.

## Dragonair

- Dragonair became a wholly owned subsidiary of Cathay Pacific following the completion of the shareholding realignment involving Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific.
- Synergies and opportunities that arise from linking Cathay Pacific's international network with Dragonair's extensive Mainland China services will bring benefits to both carriers. As a result, goodwill of HK$7,214 million has been recognised.
- Passenger revenue was high as a result of strong demand. During the year 5.6 million passengers were carried. Passenger load factor was 67.8% with yield at HK¢83.3.
- Cargo turnover decreased with yield declining to HK$1.94 as a result of strong competition and softening markets. The airline carried 395,385 tonnes of freight during the year. Cargo load factor was 72.7%.
- The high price of fuel continued to affect the airline's profitability. Fuel costs now account for 19% of the airline's total net operating expenses.
- The Group result includes 100% of Dragonair's profit from 1st October 2006. This amounts to HK$28 million.

## Review of other subsidiaries and associates

The results recorded by our other subsidiaries and associates were satisfactory. The share of profits from associates increased by 11.9% to HK$301 million. Hong Kong Aircraft Engineering Company Limited reported a higher profit than 2005.

A review of their performance and operations is outlined below:

### Air China Limited ("Air China")

- Air China is the national flag carrier and a leading provider of passenger, cargo and other airline related services in Mainland China.
- The airline serves 78 domestic and 43 international destinations in the world.
- Following the completion of the shareholding realignment involving Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific, Cathay Pacific now owns a 17.3% interest in Air China.
- The Group has two representatives on the Board of Directors of Air China and will equity account for its share of Air China's profit.
- The Group's share of Air China's profit is based on accounts drawn up three months in arrears and consequently the 2006 results do not include our equity interest in the company for the period 28th September to 31st December 2006.

### AHK Air Hong Kong Limited ("AHK")

- This all-cargo carrier, of which 60% is owned by Cathay Pacific, continued to operate express cargo services for DHL Express as its core business.
- During the year AHK took delivery of two new Airbus A300-600F freighters and further expanded its overnight express cargo network to Nagoya.
- With its network expansion capacity increased by 6.3%. Load factor increased by 3.1 percentage points and yield increased by 3.6%.
- AHK recorded a higher profit in 2006 despite the adverse impact of higher fuel prices.

### Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS, a wholly owned subsidiary, is the principal flight kitchen in Hong Kong.
- The company produced a record 20.7 million meals in 2006 and accounts for 67% of the airline catering market in Hong Kong. Business volume increased by 13% over 2005.
- Helped by effective cost controls and productivity improvement initiatives the company recorded a satisfactory result in 2006.
- The performance of other inflight catering kitchens in Asia and Canada were also encouraging with higher profits being recorded in 2006.

### Hong Kong Airport Services Limited ("HAS")

- HAS, a wholly owned subsidiary, is the largest franchised ramp handling company at Hong Kong International Airport ("HKIA").
- The number of flights handled grew by 2.7% to a new record.
- Margins came under pressure as customer airlines attempted to reduce costs while operating costs in Hong Kong increased.

### Hong Kong Aircraft Engineering Company Limited ("HAECO")

- Cathay Pacific holds a 27.5% interest in HAECO and a direct 9.0% holding in HAECO's subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO"). The HAECO group provides a range of aviation maintenance and repair services. Its most substantial operations are aircraft maintenance and modification work in Hong Kong and Xiamen, and Rolls Royce engine overhaul work performed by jointly controlled companies Hong Kong Aero Engine Services Limited ("HAESL") and Singapore Aero Engine Services Limited ("SAESL").
- HAECO's profit increased by 37.0% to HK$846.8 million for the year due to capacity expansion and continuing strong demand for its services. The majority of the growth was due to strong demand for heavy maintenance in the hangars of both HAECO and TAECO. There was also good growth in engine overhaul work at HAESL and SAESL.
- The HAECO group is expanding rapidly. Its second hangar at HKIA was opened in December 2006 and a third hangar is planned to open in early 2009. TAECO is constructing two more hangars in Xiamen – one of which is scheduled to open in mid-2007 and the other in early 2009. A new joint venture, in which Cathay Pacific has a direct 9.9% stake, has been formed to overhaul landing gear in Xiamen. Furthermore, HAESL is building an extension to its engine build shop which is due to open in early 2008.
- Rapid growth has required a high level of recruitment with total staff numbers increasing by 1,935 to 10,118 during the year. Further growth is planned in 2007 to fully staff the new facilities.

### Hong Kong International Airport Services Limited ("HIAS")

- Following the acquisition of Dragonair HIAS became a wholly owned subsidiary. The company provides airport ground handling services in Hong Kong to Dragonair and other airlines.
- The company handled 34,055 flights in 2006, representing a 13.4% increase over 2005.
- HIAS recorded a satisfactory performance for the year.

### Taxation

- Tax charges increased by HK$282 million to HK$782 million reflecting increased profits and under provisions for prior years.

### Dividends

- Dividends paid and proposed for the year are HK$3,304 million representing a dividend cover of 1.2 times.
- Dividends per share increased from HK¢48 to HK¢84.

### Assets

- Total assets as at 31st December 2006 were HK$103,090 million.
- During the year, additions to fixed assets were HK$5,272 million, comprising HK$5,075 million for aircraft and related equipment and HK$197 million for other equipment.

**Total assets**


7% Intangible assets
12% Long-term investments
24% Current assets
5% Buildings and other equipment
52% Aircraft and related equipment

**Net debt and equity**


HK$ million
Times
50,000
40,000
30,000
20,000
10,000
0
0.5
0.4
0.3
0.2
0.1
0
2002
2003
2004
2005
2006
Funds attributable to Cathay Pacific shareholders
Net borrowings
Net debt/equity ratio

## Borrowings and capital

- Borrowings increased by 42.3% to HK$31,943 million compared with HK$22,455 million in 2005.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2018 with 41% at fixed rates of interest net of derivatives.
- Liquid funds, 81% of which are denominated in US dollars, increased by 16.1% to HK$15,624 million.
- Net borrowings increased by 80.6% to HK$16,348 million.
- Funds attributable to Cathay Pacific shareholders increased by 30.3% to HK$45,554 million.
- Net debt/equity ratio increased from 0.26 times to 0.36 times.


Borrowings before and after derivatives
HK$ million
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
EUR
GBP
HKD
JPY
USD
SGD
Others
Before derivatives
After derivatives
Others include CAD, KRW, NZD and TWD.


Interest rate profile: borrowings
%
100
80
60
40
20
0
2002
2003
2004
2005
2006
Floating
Fixed

## Value added

The following table summarises the distribution of the Group's value added in 2005 and 2006.

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Total revenue | **60,783** | 50,909 |
| Less: Purchases of goods and services | **(41,360)** | (33,778) |
| Value added by the Group | **19,423** | 17,131 |
| Add: Share of profits of associates | **301** | 269 |
| **Total value added available for distribution** | **19,724** | 17,400 |
| Applied as follows: | | |
| To employees | | |
| – Salaries and other staff costs | **9,950** | 9,025 |
| To governments | | |
| – Corporation taxes | **782** | 500 |
| To providers of capital | | |
| – Dividends – paid | **2,045** | 676 |
| – proposed | **1,259** | 947 |
| – Minority interests | **184** | 170 |
| – Net finance charges | **465** | 444 |
| Retained for re-investment and future growth | | |
| – Depreciation | **4,255** | 3,963 |
| – Profit after dividends | **784** | 1,675 |
| **Total value added** | **19,724** | 17,400 |

- The Group value added increased by HK$2,324 million mainly due to an increase in revenue.
- Dividends paid and proposed increased by HK$1,681 million while the amount retained for re-investment and future growth decreased by HK$599 million.

## Executive Directors

**PRATT, Christopher Dale**#, CBE, aged 50, has been Chairman and a Director of the Company since February 2006. He is also Chairman of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited, and a Director of Swire Properties Limited, The Hongkong and Shanghai Banking Corporation Limited and Air China Limited. He joined the Swire group in 1978 and in addition to Hong Kong has worked for the group in Australia and Papua New Guinea.

**ATKINSON, Robert Michael James**#, aged 53, has been Finance Director of the Company since June 1997. He is also a Director of Hong Kong Dragon Airlines Limited. He joined the Swire group in 1979 and in addition to Hong Kong has worked for the group in Japan, the United Kingdom and the United States.

**CHEN, Nan Lok Philip**#, aged 51, has been a Director of the Company since March 1997. He was appointed Deputy Managing Director in March 1997, Chief Operating Officer in July 1998 and Chief Executive in January 2005. He is also a Director of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Air China Limited. He is also Chairman of Hong Kong Dragon Airlines Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked for the group in Mainland China and the Asia Pacific region.

**TANG, Kin Wing Augustus**, aged 48, has been a Director of the Company since January 2007. He is also a Director of Hong Kong Dragon Airlines Limited. He joined the Company in 1982 and has worked with the Company in Hong Kong, Malaysia and Japan.

**TYLER, Antony Nigel**#, aged 51, has been a Director of the Company since December 1996. He was appointed Director Corporate Development in December 1996 and Chief Operating Officer in January 2005. He is also a Director of John Swire & Sons (H.K.) Limited, Hong Kong Aircraft Engineering Company Limited and Hong Kong Dragon Airlines Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked for the group in Australia, the Philippines, Canada, Japan, Italy and the United Kingdom.

## Non-Executive Directors

**CUBBON, Martin**#, aged 49, has been a Director of the Company since September 1998. He is also Finance Director of Swire Pacific Limited and a Director of John Swire & Sons (H.K.) Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1986.

**FAN, Hung Ling Henry**, aged 58, has been a Director of the Company since October 1992 except for the period from March to June 1996. He was appointed Deputy Chairman in January 1997. He is Managing Director of CITIC Pacific Limited.

**HO, Cho Ying Davy**#, aged 59, has been a Director of the Company since May 2006. He is currently Chairman of the Swire group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He joined the Swire group in 1970 and has worked for the group in Hong Kong and Taiwan.

**HUGHES-HALLETT, James Wyndham John**#+, aged 57, has been a Director of the Company since July 1998 and served as Chairman of the Board from June 1999 to December 2004. He is Chairman of John Swire & Sons Limited and a Director of Swire Pacific Limited and Swire Properties Limited. He is also a Director of HSBC Holdings plc. He joined the Swire group in 1976 and in addition to Hong Kong has worked for the group in Japan, Taiwan and Australia.

**LI, Jiaxiang**, aged 57, has been Deputy Chairman and a Director of the Company since October 2006. He is President of China National Aviation Holding Company and Chairman of Air China Limited.

**MOORE, Vernon Francis**, aged 60, has been a Director of the Company since October 1992 except for the period from March to June 1996. He is an Executive Director of CITIC Pacific Limited and a Director of CLP Holdings Limited.

**WOODS, Robert Barclay**, aged 60, has been a Director of the Company since August 2006. He is Chairman of P&O Ferries Limited and Southampton Container Terminals Limited, and a Director of John Swire & Sons Limited.

**ZHANG, Lan***, aged 51, has been a Director of the Company since October 2006. She is Vice President of Air China Limited, Chairman of Air China Development Corporation (Hong Kong) Limited and a Director of Shandong Aviation Group Corporation.

### Independent Non-Executive Directors

**LEE, Ting Chang Peter**+*, aged 53, has been a Director of the Company since May 2002. He is Chairman of Hysan Development Company Limited and is also a Director of CLP Holdings Limited, Hang Seng Bank Limited and SCMP Group Limited.

**OR, Ching Fai Raymond***, aged 57, has been a Director of the Company since February 2000. He is Vice-Chairman and Chief Executive of Hang Seng Bank Limited. He is also a Director of The Hongkong and Shanghai Banking Corporation Limited, Esprit Holdings Limited, Hutchison Whampoa Limited and 2009 East Asian Games (Hong Kong) Limited.

**SO, Chak Kwong Jack***, aged 61, has been a Director of the Company since September 2002. He is Deputy Chairman and Group Managing Director of PCCW Limited. He is also a Director of The Hongkong and Shanghai Banking Corporation Limited.

**TUNG, Chee Chen**+, aged 64, has been a Director of the Company since September 2002. He is Chairman of Orient Overseas (International) Limited.

### Alternate Director

**CHANG, Li Hsien Leslie**, aged 52, has been Alternate Director to FAN, Hung Ling Henry since November 2006. He is Deputy Managing Director of CITIC Pacific Limited.

### Executive Officers

**BARRINGTON, William Edward James**#, aged 47, has been Director Sales and Marketing since March 2000. He joined the Swire group in 1982.

**CHAU, Siu Cheong William**, aged 53, has been Director Personnel since May 2000. He joined the Swire group in 1973.

**CHONG, Wai Yan Quince**, aged 43, has been Director Service Delivery since July 2004. She joined the Swire group in 1998.

**GIBBS, Christopher Patrick**, aged 45, has been Engineering Director since January 2007. He joined the Swire group in 1992.

**MATHISON, Ronald James**#, aged 45, has been Director and General Manager Cargo since June 2004. He joined the Swire group in 1984.

**NICOL, Edward Brian**#, aged 53, has been Director Information Management since January 2003. He joined the Swire group in 1975.

**RHODES, Nicholas Peter**#, aged 48, has been Director Flight Operations since January 2003. He joined the Swire group in 1980.

### Secretary

**FU, Yat Hung David**#, aged 43, has been Company Secretary since January 2006. He joined the Swire group in 1988.

# *Employees of the John Swire & Sons Limited group*
+ *Member of the Remuneration Committee*
* *Member of the Audit Committee*

We submit our report and the audited accounts for the year ended 31st December 2006 which are on pages 45 to 89.

**Activities**

Cathay Pacific Airways Limited (the "Company") is managed and controlled in Hong Kong. As well as operating scheduled airline services, the Company and its subsidiaries (the "Group") are engaged in other related areas including airline catering, aircraft handling and aircraft engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out. Details are set out in note 1 to the accounts.

Details of principal subsidiaries, their main areas of operation and particulars of their issued capital, and details of principal associates are listed on pages 88 and 89.

**Accounts**

The profit of the Group for the year ended 31st December 2006 and the state of affairs of the Group and the Company at that date are set out in the accounts on pages 50 to 89.

**Dividends**

We recommend the payment of a final dividend of HK¢32 per share for the year ended 31st December 2006. Together with the interim dividend of HK¢20 per share paid on 3rd October 2006 and the special interim dividend of HK¢32 per share paid on 20th November 2006, this makes a total dividend for the year of HK¢84 per share. This represents a total distribution for the year of HK$3,304 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 9th May 2007, payment of the final dividend will be made on 1st June 2007 to shareholders registered at the close of business on the record date, 9th May 2007.

The register of members will be closed from 4th May 2007 to 9th May 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 3rd May 2007.

**Reserves**

Movements in the reserves of the Group and the Company during the year are set out in the statement of changes in equity on pages 54 to 57.

**Accounting policies**

The principal accounting policies are set out on pages 45 to 49.

**Donations**

During the year, the Company and its subsidiaries made charitable donations amounting to HK$11 million in direct payments, a further HK$10 million in the form of discounts on airline travel and 64,700,000 shares of CNAC worth HK$181 million.

**Fixed assets**

Movements of fixed assets are shown in note 8 to the accounts. Details of aircraft acquisitions are set out on page 8.

**Bank and other borrowings**

The net bank loans, overdrafts and other borrowings, including obligations under finance leases, of the Group and the Company are shown in notes 13 and 18 to the accounts.

**Share capital**

During the year under review, the Group did not purchase or redeem any shares in the Company.

The Company adopted a share option scheme on 10th March 1999. During the year, 7,019,500 shares were issued under the scheme. Details of the scheme can be found in note 19 to the accounts.

Following approval at the Company's Extraordinary General Meeting held on 22nd August 2006, the authorised share capital of the Company increased from HK$780,000,000 (comprising 3,900,000,000 ordinary shares of HK$0.20 each) to HK$1,000,000,000 (comprising 5,000,000,000 ordinary shares of HK$0.20 each) on 22nd August 2006; and the Company issued 548,045,724 new shares of HK$0.20 each at an issue price of HK$13.50 per share on 28th September 2006 as part consideration for the acquisition of the shares of Dragonair.

At 31st December 2006, 3,935,697,572 shares were in issue (31st December 2005: 3,380,632,348 shares). Details of the movement of share capital can be found in note 19 to the accounts.

**Commitments and contingencies**

The details of capital commitments and contingent liabilities of the Group and the Company as at 31st December 2006 are set out in note 27 to the accounts.

**Agreement for services**

The Company has an agreement for services with John Swire & Sons (H.K.) Limited ("JSSHK"), the particulars of which are set out in the section on continuing connected transactions.

As directors and/or employees of the John Swire & Sons Limited ("Swire") group, Christopher Pratt, Robert Atkinson, Philip Chen, Martin Cubbon, Davy Ho, James Hughes-Hallett, Tony Tyler and Robert Woods are interested in the JSSHK Services Agreement (as defined below). David Turnbull was interested as a director and an employee of the Swire group until his resignation on 31st January 2006.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2006 are set out below and also given in note 26 to the accounts.

**Significant contracts**

Contracts between the Company and HAECO and its subsidiary TAECO for the maintenance and overhaul of aircraft and related equipment accounted for approximately 3% of the airline's net operating expenses in 2006. Like the Company, HAECO is an associate of Swire Pacific; all contracts have been concluded on normal commercial terms in the ordinary course of the business of both parties.

**Major transaction**

Cathay Pacific Aircraft Services Limited ("CPAS"), a wholly owned subsidiary of the Company, entered into a purchase agreement with The Boeing Company on 22nd June 2006 for the acquisition of six Boeing 747-400ERF freighters. This transaction constituted a major transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in respect of which an announcement dated 22nd June 2006 was published and a circular dated 29th June 2006 was sent to shareholders.

**Discloseable transaction**

CPAS entered into an agreement with The Boeing Company on 1st June 2006 for the acquisition of two Boeing 777-300ER aircraft. This transaction constituted a discloseable transaction under the Listing Rules in respect of which an announcement dated 1st June 2006 was published and a circular dated 8th June 2006 was sent to shareholders.

**Discloseable and connected transactions**

The Company entered into a Restructuring Agreement with Air China, CNAC, CITIC Pacific and Swire Pacific on 8th June 2006 in respect of the restructuring of the parties' shareholdings in the Company and Dragonair and the acquisition by the Company of additional Air China H Shares.

Pursuant to the Restructuring Agreement, the Company purchased 411,034,293 shares (representing 82.2% shareholding) of Dragonair (based on a valuation of 100% of Dragonair at HK$10 billion or HK$20.00 per share of Dragonair) which the Company did not already own for a total consideration of HK$8,220,685,860 which was satisfied by a combination of the issue of 548,045,724 new shares of the Company at an issue price of HK$13.50 each and HK$822,068,586 in cash; Air China acquired 40,128,292 shares of the Company at HK$13.50 per share from Swire Pacific; Air China acquired 359,170,636 shares of the Company at HK$13.50 per share from CITIC Pacific; the Company subscribed for an additional 1,179,151,364 Air China H Shares at a subscription price of HK$3.45 per share totalling HK$4,068,072,206.

Swire Pacific and CITIC Pacific are substantial shareholders of the Company and are therefore connected persons of the Company under the Listing Rules. The acquisition of 38,551,808 Dragonair shares from Swire Pacific, the acquisition of 142,482,484 Dragonair shares from CITIC Pacific, the allotment of 51,402,411 new shares of the Company to Swire Pacific, and the allotment of 189,976,645 new shares of the Company to CITIC Pacific under the Restructuring Agreement constituted connected transactions of the Company under the Listing Rules. The acquisition of the 82.2% shareholding in Dragonair and the subscription for additional Air China H Shares under the Restructuring Agreement constituted discloseable transactions of the Company under the Listing Rules. In respect of these discloseable and connected transactions, an announcement dated 8th June 2006 was published and a circular dated 6th July 2006 was sent to shareholders.

Following completion of the Restructuring Agreement on 28th September 2006, Dragonair became a wholly owned subsidiary of the Company; the Company held 2,124,818,455 H Shares (representing 17.3% shareholding) of Air China; and Swire Pacific, Air China (including its subsidiary CNAC) and CITIC Pacific directly or indirectly held 1,572,332,028 shares (representing 39.99% shareholding), 687,895,263 shares (representing 17.5% shareholding) and 687,895,263 shares (representing 17.5% shareholding) respectively of the Company.

**Continuing connected transactions**

During the year ended 31st December 2006, the Group had the following continuing connected transactions, details of which are set out below:

(a) Pursuant to an agreement dated 17th October 2002 (the "DHL Services Agreement") with DHL International GmbH (formerly DHL International Limited) ("DHL"), AHK has provided to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's door to door air express materials. Payment is made in cash by DHL to AHK against invoice presented monthly within 30 days from the date of receipt of the invoice. The term of the DHL Services Agreement is from 17th October 2002 to 31st December 2018.

    DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK. The transactions under the DHL Services Agreement are continuing connected transactions in respect of which announcements dated 17th October 2002 and 27th June 2005 were published and a circular dated 12th July 2005 was sent to shareholders.

The fees payable by DHL to AHK under the DHL Services Agreement totalled HK$1,369 million for the year ended 31st December 2006.

(b) Pursuant to the amendments made to the Cargo Capacity (Network Block Space) Agreement ("BSA") and Network Cargo Joint Sales Agreement ("JSA") both dated 6th December 1999, the Company provides cargo capacity for the carriage of DHL's air express materials between Hong Kong and Beijing, Nagoya and Shanghai and acts as the agent for DHL to sell reserved space surplus to DHL's requirements. Payment is made in cash by DHL to the Company against an invoice presented at the end of each two-week period within 21 days from the date of the invoice. The term of the BSA and JSA (as amended) is from 6th March 2000 until on or before 31st December 2007.

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK. The transactions under the BSA and JSA are continuing connected transactions in respect of which announcements dated 19th April 2005 and 28th February 2007 were published.

The fees and commissions payable by DHL to the Company under the BSA and JSA totalled HK$385 million for the year ended 31st December 2006.

(c) Pursuant to an agreement dated 1st December 2004 ("JSSHK Services Agreement") with JSSHK, JSSHK provides services to the Company and its subsidiaries. The services comprise advice and expertise of the directors and senior officers of the Swire group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may be agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year are payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimburses the Swire group for all the expenses incurred in the provision of the services at cost.

The term of the JSSHK Services Agreement is from 1st January 2005 to 31st December 2007 and is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

Swire is the holding company of Swire Pacific which owns approximately 40% of the issued capital of the Company and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the JSSHK Services Agreement are continuing connected transactions in respect of which an announcement dated 1st December 2004 was published.

For the year ended 31st December 2006, the fees payable by the Company to JSSHK under the JSSHK Services Agreement totalled HK$125 million and expenses of HK$124 million were reimbursed at cost.

(d) Pursuant to an agreement dated 31st May 2005 ("PCCW Services Agreement") between Cathay Pacific Loyalty Programmes Limited ("CPLP") with PCCW Teleservices (Hong Kong) Limited ("Teleservices"), Teleservices provides services to CPLP. The services comprise the provision of a service centre and handling of customer calls and related administration for the Company's frequent flyer and customer loyalty programmes. In return for the services, CPLP pays to Teleservices a monthly charge based on cost plus a margin. Teleservices is paid an additional margin upon the achievement of certain performance criteria and efficiency targets, and deductions are imposed for underachievement. Payment is made in cash by CPLP within 45 days from the date of receipt of Teleservices' invoice. The term of the PCCW Services Agreement is from 1st June 2005 to 31st May 2008.

Teleservices is an indirect wholly owned subsidiary of PCCW Limited which indirectly holds a 37% equity interest in the Company's subsidiary Abacus Distribution Systems (Hong Kong) Limited. Teleservices is therefore a connected person of the Company under the Listing Rules. The transactions under the PCCW Services Agreement are continuing connected transactions in respect of which an announcement dated 31st May 2005 was published.

The fees payable by CPLP to Teleservices under the PCCW Services Agreement totalled HK$64 million for the year ended 31st December 2006.

(e) Pursuant to the maintenance service agreements dated 10th November 2005 with HAECO and TAECO ("HAECO Services Agreements"), HAECO and TAECO provide services to the Company's aircraft fleet. The services comprise line maintenance, base maintenance, comprehensive stores and logistics support, component and avionics overhaul, material supply, engineering services and ancillary services at Hong Kong International Airport and/or Xiamen. Payment is made in cash by the Company to HAECO/TAECO within 30 days upon receipt of the invoice. The term of the HAECO Services Agreements is from 1st January 2006 to 31st December 2007.

HAECO is a connected person of the Company by virtue of it being an associate of the Company's substantial shareholder Swire Pacific. TAECO is a non-wholly owned subsidiary of HAECO and is therefore also a connected person of the Company. The transactions under the HAECO Services Agreements are continuing connected transactions in respect of which an announcement dated 10th November 2005 was published and a circular dated 22nd November 2005 was sent to shareholders.

The fees payable by the Company to HAECO/TAECO under the HAECO Services Agreements totalled HK$1,195 million for the year ended 31st December 2006.

Three independent non-executive Directors, who are not interested in any connected transactions with the Group, have reviewed and confirmed that the continuing connected transactions as set out above have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;

(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);

(c) they have been entered into in accordance with the relevant agreements governing the transactions; and

(d) they have not exceeded the relevant annual caps disclosed in previous announcements.

## Major customers and suppliers

5.7% of sales and 27.6% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 1.4% of sales were made to the Group's largest customer while 6.7% of purchases were made from the Group's largest supplier.

## Directors

Christopher Pratt was appointed Chairman and a Director on 1st February 2006. Davy Ho, Robert Woods, Zhang Lan and Augustus Tang were appointed Directors on 11th May, 10th August, 23rd October 2006 and 1st January 2007 respectively. Li Jiaxiang was appointed Deputy Chairman and a Director on 23rd October 2006. Leslie Chang was appointed Alternate Director to Henry Fan on 7th November 2006. All the other present Directors of the Company whose names are listed on pages 26 and 27 served throughout the year. In addition, David Turnbull served as Chairman and a Director until his resignation on 31st January 2006; Carl Yung and Zhang Xianlin served as Directors until their resignation with effect from 28th September and 23rd October 2006 respectively; and Derek Cridland served as a Director until his retirement on 31st December 2006.

The Company has received from each of its independent non-executive Directors an annual confirmation of his independence pursuant to Listing Rule 3.13 and the Company still considers all its independent non-executive Directors to be independent.

Article 93 of the Company's Articles of Association provides for all the Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, Robert Atkinson retires this year and, being eligible, offers himself for re-election.

Davy Ho, Li Jiaxiang, Augustus Tang, Robert Woods and Zhang Lan, having been appointed as Directors of the Company under Article 91 since the last Annual General Meeting, also retire and, being eligible, offer themselves for election.

Each of the Directors has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to three years until his retirement under Article 91 or Article 93 of the Articles of Association of the Company, which will be renewed for a term of three years upon each election/re-election. None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

Directors' fees paid to the independent non-executive Directors during the year totalled HK$1,190,000; they received no other emoluments from the Company or any of its subsidiaries.

## Directors' interests

At 31st December 2006, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited:

| | No. of shares | Percentage of issued capital |
|---|---|---|
| Philip Chen | 9,000 | 0.00023 |
| Derek Cridland | 17,000 | 0.00043 |
| Tony Tyler | 5,000 | 0.00013 |

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares (including options) and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

### Directors' interests in competing business

Pursuant to Rule 8.10 of the Listing Rules, Christopher Pratt, Philip Chen and Li Jiaxiang have disclosed that they are directors of Air China. Zhang Xianlin has disclosed that he is a supervisor of Air China. Air China competes or is likely to compete, either directly or indirectly, with the businesses of the Company as it operates airline services to certain destinations which are also served by the Company.

### Substantial shareholders

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2006 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

| | No. of shares | Percentage of issued capital | Type of interest (Note) |
|---|---|---|---|
| 1. Air China Limited | 2,948,122,554 | 74.98 | Attributable interest (b) |
| 2. China National Aviation Holding Company | 2,948,122,554 | 74.98 | Attributable interest (c) |
| 3. China National Aviation Company Limited | 2,948,122,554 | 74.98 | Attributable interest (c) |
| 4. CITIC Pacific Limited | 2,948,122,554 | 74.98 | Attributable interest |
| 5. Swire Pacific Limited | 2,948,122,554 | 74.98 | Beneficial owner |
| 6. John Swire & Sons Limited | 2,948,122,554 | 74.98 | Attributable interest (d) |

*Note: At 31st December 2006:*

*(a) Under Section 317 of the Securities and Futures Ordinance, each of Air China, CNAC, CITIC Pacific and Swire Pacific, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, was deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:*

*(i) 1,572,332,028 shares directly held by Swire Pacific;*

*(ii) 687,895,263 shares indirectly held by CITIC Pacific and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.*

*(iii) 288,596,335 shares indirectly held by CNAC, via its wholly owned subsidiary Angel Paradise Ltd.; and*

*(iv) 399,298,928 shares indirectly held by Air China and its subsidiary Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Investments Inc.*

*(b) Air China is deemed to be interested in the 288,596,335 shares indirectly held by its subsidiary CNAC.*

*(c) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiaries Air China and CNAC are deemed interested.*

*(d) Swire and its wholly owned subsidiary JSSHK are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the Swire group's direct or indirect interest in shares of Swire Pacific representing approximately 33.28% of the issued capital and approximately 54.35% of the voting rights.*

### Public float

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital are held by the public at all times.

### Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as Auditors to the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

**Christopher Pratt**
*Chairman*
Hong Kong, 7th March 2007

Cathay Pacific is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules. The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.

**The Board of Directors**

The Board is chaired by Christopher Pratt (the "Chairman"). There are five executive Directors and twelve non-executive Directors, four of whom are independent. Names and other details of the Directors are given on pages 26 and 27 of this report. All Directors are able to take independent professional advice in furtherance of their duties if necessary. The independent non-executive Directors are high calibre executives with diversified industry expertise and serve the important function of providing adequate checks and balances for safeguarding the interests of shareholders and the Company as a whole.

To ensure a balance of power and authority, the role of the Chairman is separate from that of the Chief Executive ("CE"). The current CE is Philip Chen. The Board regularly reviews its structure, size and composition to ensure its expertise and independence are maintained. It also identifies and nominates qualified individuals, who are expected to have such expertise to make a positive contribution to the performance of the Board, to be additional Directors or fill Board vacancies as and when they arise. A Director appointed by the Board to fill a casual vacancy is subject to election of shareholders at the first general meeting after his appointment and all Directors have to retire at the third annual general meeting following their election by ordinary resolution, but are eligible for re-election.

All Directors disclose to the Board on their first appointment their interests as director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, he declares his interest and is required to abstain from voting.

The Board is accountable to the shareholders for leading the Company in a responsible and effective manner. It determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Company's strategic objectives. It is also responsible for presenting a balanced, clear and understandable assessment of the financial and other information contained in the Company's accounts, announcements and other disclosures required under the Listing Rules or other statutory requirements. Day-to-day management of the Company's business is delegated to the CE. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: financial statements, dividend policy, significant changes in accounting policy, the annual operating budgets, material contracts, major financing arrangements, major investments, risk management strategy and treasury policies. The functions of the Board and the powers delegated to the CE are reviewed periodically to ensure that they remain appropriate. The Board has established the following committees: the Board Safety Review Committee, the Executive Committee, the Finance Committee, the Remuneration Committee and the Audit Committee, the latter two with the participation of independent non-executive Directors.

The Board of Directors held six meetings during 2006, the attendance of which, taking into account dates of appointment or resignation, was as follows:

Christopher Pratt (5/5), Robert Atkinson (6/6), Philip Chen (6/6), Derek Cridland (6/6), Martin Cubbon (6/6), Henry Fan (4/6), Davy Ho (3/3), James Hughes-Hallett (6/6), Peter Lee (6/6), Li Jiaxiang (1/1), Vernon Moore (6/6), Raymond Or (5/6), Jack So (6/6), David Turnbull (1/1), Tony Tyler (6/6), Tung Chee Chen (5/6), Robert Woods (2/2), Carl Yung (3/5), Zhang Xianlin (1/5) and Zhang Lan (1/1); Leslie Chang (alternate to Henry Fan) (1/1).

**Securities Transactions**

The Company has adopted codes of conduct regarding securities transactions by Directors (the "Securities Code") and relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the board meeting to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

On specific enquiries made, all Directors have confirmed that they have complied with the required standard set out in the Model Code throughout the year.

Directors' interests as at 31st December 2006 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 33.

**Board Safety Review Committee**

The Board Safety Review Committee reviews and reports to the Board on safety issues. It meets three times a year and comprises two executive Directors, the CE and Tony Tyler, two non-executive Directors, Vernon Moore and Jack So, three executive officers, Christopher Gibbs, Nick Rhodes and Quince Chong, the General Manager Flying, Captain Richard Hall and the Head of Corporate Safety, Richard Howell. It is chaired by the immediate past Director Flight Operations, Ken Barley.

**Executive Committee**

The Executive Committee is chaired by the CE and comprises three executive Directors, Tony Tyler, Robert Atkinson and Augustus Tang, and four non-executive Directors, Martin Cubbon, Li Jiaxiang, Vernon Moore and Zhang Lan. It meets monthly and is responsible to the Board for overseeing and setting the strategic direction of the Company.

**Management Committee**

The Management Committee meets once a month and is responsible to the Board for overseeing the day-to-day operation of the Company. It is chaired by the CE and comprises three executive Directors, Tony Tyler, Robert Atkinson and Augustus Tang, and all seven executive officers, James Barrington, William Chau, Quince Chong, Christopher Gibbs, Ronald Mathison, Edward Nicol and Nick Rhodes.

**Finance Committee**

The Finance Committee meets monthly to review the financial position of the Company and is responsible for establishing the financial risk management policy. It is chaired by the CE and comprises three executive Directors, Tony Tyler, Robert Atkinson and Augustus Tang, three non-executive Directors, Martin Cubbon, Vernon Moore and Zhang Lan, the General Manager Corporate Finance, Keith Fung, and an independent representative from the financial community. Reports on its decisions and recommendations are presented at Board meetings.

**Remuneration Committee**

The Remuneration Committee comprises two independent non-executive Directors, Peter Lee and Tung Chee Chen, and is chaired by the Company's past Chairman, James Hughes-Hallett who is also a non-executive Director.

Under the Services Agreement between the Company and JSSHK, which has been considered in detail and approved by the Directors of the Board who are not connected with the Swire group, staff at various levels, including executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of Swire.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing affords ease of relocation either within Hong Kong or elsewhere in accordance with the needs of the business and as part of the training process whereby managers gain practical experience in various businesses within the Swire group, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles. Whilst bonuses are calculated by reference to the profits of the Swire group overall, a significant part of such profits are usually derived from the Company.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the volatility of the aviation business, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms.

This policy and the levels of remuneration paid to executive Directors of the Company were reviewed by the Remuneration Committee. At its meeting in November, the Remuneration Committee considered a report prepared for it by independent consultants, Mercer Human Resource Consulting Limited, which confirmed that the remuneration of the Company's executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2007.

No Director takes part in any discussion about his own remuneration. The remuneration of independent non-executive Directors is determined by the Board in consideration of the complexity of the business and the responsibility involved.

Annual fees of independent non-executive Directors in 2006 were as follows:

| | |
|---|---|
| Director's fee | HK$160,000 |
| Fee for serving on Audit Committee | HK$150,000 |
| Fee for serving on Remuneration Committee | HK$50,000 |

The Remuneration Committee held two meetings during 2006, the attendance of which was as follows:

James Hughes-Hallett (2/2), Peter Lee (2/2) and Tung Chee Chen (2/2).

**Audit Committee**

The Audit Committee is responsible to the Board and consists of four non-executive Directors, three of whom are independent. The members currently are Zhang Lan, Peter Lee and Jack So. It is chaired by an independent non-executive Director, Raymond Or.

The Committee reviewed the completeness, accuracy and fairness of the Company's reports and accounts and provided assurance to the Board that these comply with accounting standards, stock exchange and legal requirements. The Committee also reviewed the adequacy and effectiveness of the internal control and risk management systems. It reviewed the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditors and appropriate actions required on significant control weaknesses. The external auditors, the Finance Director and the Internal Audit Manager also attended these meetings.

The Audit Committee held three meetings during 2006, the attendance of which, taking into account dates of appointment or resignation, was as follows:

Peter Lee (3/3), Vernon Moore (2/2), Raymond Or (3/3), Jack So (3/3) and Zhang Lan (1/1).

**Expenditure Control Committee**

The Expenditure Control Committee meets monthly to evaluate and approve capital expenditure. It is chaired by one executive Director, Tony Tyler and comprises two executive Directors, Robert Atkinson and Augustus Tang.

**Internal Control and Internal Audit**

The internal control system has been designed to safeguard corporate assets, maintaining proper accounting records and ensure transactions are executed in accordance with management's authorisation. The system comprises a well-established organisational structure and comprehensive policies and standards.

The Internal Audit Department provides an independent review of the adequacy and effectiveness of the internal control system. The audit plan, which is prepared based on risk assessment methodology, is discussed and agreed every year with the Audit Committee. In addition to its agreed annual schedule of work, the Department conducts other special reviews as required. The Internal Audit Manager has direct access to the Audit Committee. Audit reports are sent to the Chief Operating Officer, the Finance Director, external auditors and the relevant management of the auditee department. A summary of major audit findings is reported quarterly to the Board and reviewed by the Audit Committee. As a key criterion of assessing the effectiveness of the internal control system, the Board and the Committee actively monitor the number and seriousness of findings raised by the Internal Audit Department and also the corrective actions taken by relevant departments.

Detailed control guidelines have been set and made available to all employees of the Company regarding handling and dissemination of corporate data which is price sensitive.

Systems and procedures are in place to identify, control and report on major risks, including business, safety, legal, financial, environmental and reputational risks. Exposures to these risks are monitored by the Board with the assistance of various committees and senior management.

The Board is responsible for the system of internal control and for reviewing its effectiveness. For the year under review, the Board considered that the Company's internal control system is adequate and effective and the Company has complied with the code provisions on internal control of the CG Code.

**External Auditors**

The external auditors are primarily responsible for auditing and reporting on the annual financial statements. In 2006 the total remuneration paid to the external auditors was HK$10 million, being HK$8 million for audit and HK$2 million for tax advice.

**Airline Safety Review Committee**

The Airline Safety Review Committee meets monthly to review the Company's exposure to operational risk. It reviews the work of the Cabin Safety Review Committee, the Operational Ramp Safety Committee and the Engineering Mandatory Occurrence Report Meeting. It is chaired by the Head of Corporate Safety and comprises Directors and senior management of all operational departments as well as senior management from the ground handling company, HAS, and the aircraft maintenance company, HAECO.

**Investor Relations**

The Company continues to enhance relationships and communication with its investors. Extensive information about the Company's performance and activities is provided in the Annual Report and the Interim Report which are sent to shareholders. Regular dialogue with institutional investors and analysts is in place to keep them abreast of the Company's development. Inquiries from investors are dealt with in an informative and timely manner. All shareholders are encouraged to attend the annual general meeting to discuss matters relating to the Company. Any inquiries from shareholders can be addressed to the Corporate Communication Department whose contact details are given on page 96.

In order to promote effective communication, the Company maintains its website at *www.cathaypacific.com* on which financial and other information relating to the Company and its business is disclosed.

Shareholders may request an extraordinary general meeting to be convened in accordance with Section 113 of the Companies Ordinance.

In continuing to recognise our responsibility towards our stakeholders, and in meeting the expectations of our passengers, staff, investors and the community at large, we undertook a stakeholder dialogue exercise in 2006. This helped to identify the key issues for our first standalone Corporate Social Responsibility ("CSR") Report, which is now available at *www.cathaypacific.com*.

The dialogue, undertaken by an independent facilitator, revealed that in general Cathay Pacific is seen as a successful company with a positive image and brand, and is viewed as a company that is particularly strong in community involvement and generous with sponsorship and charities. Communication was identified as an area for improvement and this had been addressed by the publication of the CSR Report and, internally, through an internal website dedicated to environmental matters.

Cathay Pacific strives to be a good corporate citizen, adhering to rigorous ethical and professional standards and insisting on high levels of honest, accountable and transparent decision-making in all areas of operations. We endeavour to deliver superior financial returns and to achieve operational excellence in everything we do.

**Contribution to the community**

We have always held a strong belief that we should put something back into the communities in which we operate, and which have given us so much support over the years. This is particularly true in our home market, Hong Kong, where we support a number of community initiatives throughout the year.

Our signature youth-development programme in Hong Kong is "I Can Fly", which gives 1,000 local teenagers the chance to learn more about aviation and also devise their own community service initiatives. Our pilots and staff act as mentors throughout the programme. We also support the Life Education Activity Programme ("LEAP"), which tours Hong Kong schools to promote healthy lifestyles and teach young people about the dangers of drug and alcohol abuse. In the 2005/2006 academic year, some 75,000 students received LEAP's interactive, health-based drug prevention programmes.

We have been supporting UNICEF through the Change for Good inflight fundraising programme since 1991, raising more than HK$74 million during that time. Change for Good raised almost HK$10 million in the 2005/2006 programme year with an average of one month's proceeds going to the Cathay Pacific Wheelchair Bank. Set up to provide specially adapted chairs for children with neuromuscular diseases, the Wheelchair Bank recently celebrated its 10th anniversary.

The Cathay Pacific International Wilderness Experience has been running since 1994, taking young people from Hong Kong and various cities around the Asia Pacific region to a safari camp in South Africa. The programme aims to promote ecological awareness and cross-cultural understanding among the young participants. So far, more than 550 people have taken part.

Our travel reward programme, Asia Miles, has four charity partners – Oxfam, UNICEF, Project Orbis and CARE – that are supported by members' donations of miles. We continue to support staff in the development of their own community projects, which include the

Sunnyside Club – a charity set up in 1983 to improve the lives of handicapped youngsters in Hong Kong. Many of our overseas offices also support local charity efforts in the countries in which they operate.

We donated 64.7 million shares held in CNAC to charity. The donation, valued at HK$181 million, helped a total of 70 charitable bodies, including 63 in Hong Kong, six in Mainland China and one Asian-wide body.

**Environment**

In recognising the small – but high profile – contribution made by aviation to global carbon dioxide emissions, Cathay Pacific is supporting all efforts to reduce fuel wastage and maximise efficiency in its operations. Internally, we are developing a climate change strategy, assessing the most appropriate mechanisms for us to address climate change, through improved efficiency within the airline and by working closely with industry partners. This includes continuing to identify and implement weight-saving measures inflight, and considering the possibility of carbon offsetting through investment in projects elsewhere. Carbon offsetting would be undertaken only as part of an overall strategy that includes taking all feasible steps to maximise efficiency for our own flight and ground operations.

We continue to work closely with regulators and industry partners in providing technical expertise and support to proposals for improved routings and flight paths. In particular, a new route over Mainland China was approved in 2006 that is now being used by Cathay Pacific's European services. This route, known as Yankee 1, saved the airline 120 hours of flight time during the initial three months, amounting to approximately 1,200 tonnes of fuel saved and reducing carbon dioxide emissions by more than 3,500 tonnes.

Many more routes within our network are currently being assessed and there is scope for significant further improvements over the next two years.

We make every effort to instil the guiding principles of the 4Rs – "replace, reduce, reuse and recycle" – into every area of our business. In March 2006, we took a significant step forward in our inflight waste management when we implemented an initiative to sort and separate aluminium cans and plastic bottles on all Cathay Pacific flights arriving into Hong Kong. This successful initiative has prevented approximately 486,788 cans and 329,370 bottles from going into Hong Kong's landfills. Inflight our plastic cutlery is collected for recycling and on inbound flights magazines are sorted for reuse or collected and sent for recycling when obsolete. The airline will continue to identify other recycling initiatives, at the same time working to ensure that resources are better managed to produce less waste.

We also continue to identify areas for resource and waste management in our ground operations, including placing a significant emphasis on recycling. In our offices we collect paper, cans, printer cartridges, CDs, plastic bottles and rechargeable batteries. We have provided more waste separation facilities in various training areas and classrooms at our headquarters and in the Flight Training Centre complex, and we also continue to investigate waste recycling opportunities at destinations worldwide.

Communication on environmental issues has been improved through the development of a comprehensive environment-specific site on the Company's Intranet. This covers global issues such as climate change as well as local environmental concerns including clean air and waste management. The site provides numerous green ideas that staff can adopt both at home and in the office.

We at Cathay Pacific recognise a responsibility to promote environmental awareness wherever possible. Our aim is to help engender a deeper appreciation of nature and a greater awareness of people's individual responsibility towards the environment. We are Diamond members of the WWF Corporate Membership Programme, and in 2006 the Cathay Pacific "All Stars" team took part in the WWF Big Bird Race. We also worked with the WWF to set up the Asian Waterbird Conservation Fund, making an initial contribution of HK$500,000, helping to conserve the wetland habitats of migratory waterbirds across Asia.

We continue to make an effort to give our staff the opportunity to participate in environmental activities, helping to develop a keener awareness of the issues at stake. Cathay Pacific joined the Friends of the Earth Corporate Afforestation Scheme in 2004 – a three-year tree planting and management programme launched by the Agriculture, Fisheries and Conservation Department. This has allowed the airline to establish a 10,000-tree woodland site on Lantau Peak, which staff visit on an annual basis. In 2006 we also organised visits to the Ping Sham Historical Trail and Wetland Park Walk and to the Hoi Ha Marine Life Centre.

**Health and safety**

The safety and security of our passengers and staff is our highest priority, and our mission is to make Cathay Pacific Airways the safest airline in the world. Every effort is made to ensure that we operate in a manner that safeguards the health and safety of all sectors of the community. Our businesses comply with international regulatory requirements or with our own higher standards as applicable. As part of our corporate good governance, we proactively identify and manage potential threats and hazards, apply risk management processes in our decision-making, and appraise new systems and work practices for their safety implications.

Our health and safety policies are kept constantly under review, and continuous efforts are made to achieve performance improvements. Staff are provided with effective and appropriate education and training, as well as timely feedback on security, health and safety issues; we encourage management to set the very highest standards by personal example. Every employee is responsible for ensuring that, in all aspects of their daily work, SAFETY COMES FIRST. We encourage our business partners, contractors and suppliers to share our vision.

We implement programmes to safeguard the health of customers and staff. We continually monitor air quality in our aircraft to ensure a safe, healthy and comfortable environment for passengers and crew. We undertake similar monitoring in our Hong Kong headquarters, Cathay Pacific City, and in our training facilities and airport lounges, and have been certified by the Hong Kong Special Administration Region Government for indoor air quality. We monitor the exposure of aircrew to cosmic radiation and ensure annual dosages are below international guideline limits. Cabin crew can call a 24-hour aero-medical advisory service should a passenger fall ill during a flight. We adhere closely to advisories issued by the World Health Organisation, IATA, The Centre for Disease Control and Hong Kong Department of Health. We provide a variety of services for special needs customers, as well as advice to passengers on maintaining good health inflight.

**Commitment to staff**

We aim to provide our staff with a safe, healthy, comfortable workplace that is free from discrimination on grounds of race, sex, colour, religion or disability. We are committed to providing fair employment conditions, good promotional prospects, a balance between work and life, and we aim to be recognised as an employer of choice.

Cathay Pacific and its subsidiaries employ over 25,000 people worldwide. More than 18,600 Cathay Pacific staff are Hong Kong-based, making the Cathay Pacific Group one of Hong Kong's biggest employers. We are committed to investing in the long-term development of Hong Kong's aviation industry. Our Cadet Pilot Programme has provided career opportunities with Cathay Pacific for more than 240 cadets since 1988, and around 22 potential pilots gain their wings each year. So far, 39 cadets have progressed to the rank of Captain.

The planned expansion of our fleet over the next five years will see us continue to create local jobs and career opportunities. Training is one of the most important investments we make in human resources. We have progressively introduced leading-edge training and development programmes to up-skill our workforce, encourage collaborative problem solving, strong executive development and business-driven learning.

We recognise that our commercial success relies on the full participation of our staff and we are committed to their health and well-being. We have recently overhauled our systems for monitoring work-related injuries – especially amongst cabin crew. At Cathay Pacific City we offer on-site fitness programmes, health promotion and work injury prevention workshops, and provide an Employee Assistance Programme that offers confidential counselling.

We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company. We promote a culture of open communication in which staff can report concerns without fear of retribution. We never forget our business depends on the skill, dedication and loyalty of our staff: their teamwork keeps us strong and successful.

**Valuing customers**

Our goal is to deliver superior service and value to our customers and to become the world's most admired airline. We recognise that the quality of the service we provide sets us apart from our competitors. We are committed to meeting our on-time performance goals, maintaining and growing our international route network, and increasing flight frequencies to meet market demand. We strive to deliver Service Straight from the Heart and we take pride in making our customers feel safe, welcome, comfortable and, above all, reassured. We anticipate our customers' needs and aim not just to meet, but surpass their expectations. We go beyond ensuring satisfaction in order to strengthen customer loyalty and enhance the profitability of the airline.

*To the shareholders of Cathay Pacific Airways Limited*
*(Incorporated in Hong Kong with limited liability)*

We have audited the consolidated accounts of Cathay Pacific Airways Limited (the "Company") set out on pages 45 to 89, which comprise the consolidated and company balance sheets as at 31st December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

**Directors' responsibility for the accounts**

The Directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**Auditor's responsibility**

Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Group and of the Company as at 31st December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**KPMG**
*Certified Public Accountants*
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
7th March 2007

**1. Basis of accounting**

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRS") (which include all applicable Hong Kong Accounting Standards ("HKAS"), Hong Kong Financial Reporting Standards and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The measurement basis used is historical cost modified by the use of fair value for certain financial assets and liabilities as explained in accounting policies 8, 10 and 12 below.

The preparation of financial statements in conformity with HKFRS requires management to make certain estimates and assumptions which affect the amounts of fixed assets, intangible assets, long-term investments, retirement benefit obligations and taxation included in the financial statements. These estimates and assumptions are continually re-evaluated and are based on management's expectations of future events which are considered to be reasonable.

**2. Basis of consolidation**

The consolidated accounts incorporate the accounts of the Company and its subsidiaries made up to 31st December together with the Group's share of the results and net assets of its associates. Subsidiaries are entities controlled by the Group. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

The results of subsidiaries are included in the consolidated profit and loss account. Where interests have been bought or sold during the year, only those results relating to the period of control are included in the accounts.

Goodwill represents the excess of the cost of subsidiaries and associates over the fair value of the Group's share of the net assets at the date of acquisition. Goodwill is recognised at cost less accumulated impairment losses. Goodwill arising from the acquisition of subsidiaries is allocated to cash-generating units and is tested annually for impairment.

On disposal of a subsidiary or associate, goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiaries and are treated as a part of equity. In the profit and loss account, minority interests are disclosed as an allocation of the profit for the year.

In the Company's balance sheet investments in subsidiaries are stated at cost less any impairment loss recognised. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

**3. Associates**

Associates are those companies, not being subsidiaries, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associates as reported in their accounts made up to dates not earlier than three months prior to 31st December. In the consolidated balance sheet investments in associates represent the Group's share of net assets, goodwill arising on acquisition of the associates (less any impairment) and loans to those companies.

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss recognised and loans to those companies.

**4. Foreign currencies**

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(a) foreign currency denominated financial assets and liabilities.

(b) the balance sheets of foreign subsidiaries and associates.

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(a) unrealised exchange differences on foreign currency denominated financial assets and liabilities, as described in accounting policies 8, 9 and 10 below, that qualify as effective cash flow hedge instruments under HKAS 39 "Financial Instruments: Recognition and Measurement" are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged item affects the profit and loss.

(b) unrealised differences on net investments in foreign subsidiaries and associates (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to equity.

**5. Fixed assets and depreciation**

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual value as follows:

| | |
|---|---|
| Passenger aircraft | over 20 years to residual value of between 0% to 10% of cost |
| Freighter aircraft | over 20-27 years to residual value of between 0% to 20% of cost |
| Other equipment | over 3-7 years to nil residual value |
| Buildings | over the lease term of the leasehold land to nil residual value |

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market values and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

**6. Leased assets**

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

**7. Intangible assets**

Intangible assets comprise goodwill arising on consolidation and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2 on page 45.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of four years.

**8. Financial assets**

Other long-term receivables, bank and security deposits, trade and other short-term receivables are categorised as loans and receivables and are stated at amortised cost less impairment loss.

Where long-term investments held by the Group are designated as available-for-sale financial assets, these investments are stated at fair value. Any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

Funds with investment managers and other liquid investments which are managed and evaluated on a fair value basis are designated as at fair value through profit and loss.

The accounting policy for derivative financial assets is outlined in accounting policy 10.

Financial assets are recognised or derecognised by the Group on the date when the purchase or sale of the assets occurs.

Interest income from financial assets is recognised as it accrues while dividend income is recognised when the right to receive payment is established.

**9. Financial liabilities**

Long-term loans, finance lease obligations and trade and other payables are stated at amortised cost.

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off, in order to reflect the overall commercial effect of the arrangements. Such netting off occurs where there is a current legally enforceable right to set off the liability and the deposit and the Group intends either to settle on a net basis or to realise the deposit and settle the liability simultaneously. For transactions

**9. Financial liabilities** *(continued)*

entered into before 2005, such netting off occurs where there is a right to insist on net settlement of the liability and the deposit including situations of default and where that right is assured beyond doubt, thereby reflecting the substance and economic reality of the transactions.

The accounting policy for derivative financial liabilities is outlined in accounting policy 10.

Financial liabilities are recognised or derecognised when the contracted obligations are incurred or extinguished.

Interest expenses incurred under financial liabilities are calculated and recognised using the effective interest method.

**10. Derivative financial instruments**

Derivative financial instruments are used solely to manage exposures to fluctuations in foreign exchange rates, interest rates and jet fuel prices in accordance with the Group's risk management policies. The Group does not hold or issue derivative financial instruments for trading purposes.

All derivative financial instruments are recognised at fair value in the balance sheet. Where derivative financial instruments are designated as effective hedging instruments under HKAS 39 and hedge exposure to fluctuations in foreign exchange rates, interest rates or jet fuel prices, any fair value change is accounted for as follows:

(a) the portion of the fair value change that is determined to be an effective cash flow hedge is recognised directly in equity via the Statement of Changes in Equity and is included in the profit and loss account as an adjustment to revenue, net finance charges or fuel expense in the same period or periods during which the hedged transaction affects the profit and loss.

(b) the ineffective portion of the fair value change is recognised in the profit and loss account immediately.

Derivatives which do not qualify as hedging instruments under HKAS 39 are accounted for as held for trading financial instruments and any fair value change is recognised in the profit and loss account immediately.

**11. Fair value measurement**

Fair value of financial assets and financial liabilities is determined either by reference to quoted market values or by discounting future cash flows using market interest rates for similar instruments.

**12. Retirement benefits**

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs.

The retirement benefit obligation in respect of defined benefit retirement plans refers to the obligation less the fair value of plan assets where the obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method. Actuarial gains and losses are not recognised unless their cumulative amounts exceeds either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets whichever is greater. The amount exceeding this corridor is recognised on a straight line basis over the expected average remaining working lives of the employees participating in the plans.

**13. Deferred taxation**

Provision for deferred tax is made on all temporary differences.

Deferred tax assets relating to unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable profits will be available against which these unused tax losses and deductible temporary differences can be utilised.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make tax payments.

**14. Stock**

Stock held for consumption is valued either at cost or weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

**15. Revenue recognition**

Passenger and cargo sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

**16. Maintenance and overhaul costs**

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

**17. Frequent-flyer programme**

The Company operates a frequent-flyer programme called Asia Miles (the "programme"). The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued as an operating cost and a liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

The Company sells miles to participating partners in the programme. That portion of revenue earned from miles sold which is expected to be redeemed on the Group's flights is deferred and amortised to the profit and loss account over the expected redemption period.

**18. Related parties**

Related parties are considered to be related to the Group if the party has the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operating decisions or where the Group and the party are subject to common control. The Group's associates, joint ventures and key management personnel are also considered to be related parties of the Group.

for the year ended 31st December 2006

| | Note | 2006 HK$M | 2005 HK$M | 2006 US$M | 2005 US$M |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Passenger services | | **35,155** | 30,274 | **4,507** | 3,881 |
| Cargo services | | **14,251** | 12,852 | **1,827** | 1,648 |
| Catering, recoveries and other services | | **11,377** | 7,783 | **1,459** | 998 |
| **Total turnover** | 1 | **60,783** | 50,909 | **7,793** | 6,527 |
| **Expenses** | | | | | |
| Staff | | **(9,950)** | (9,025) | **(1,276)** | (1,157) |
| Inflight service and passenger expenses | | **(2,347)** | (2,033) | **(301)** | (261) |
| Landing, parking and route expenses | | **(8,066)** | (6,947) | **(1,034)** | (891) |
| Fuel | | **(20,214)** | (15,588) | **(2,592)** | (1,999) |
| Aircraft maintenance | | **(5,330)** | (4,527) | **(683)** | (580) |
| Aircraft depreciation and operating leases | | **(5,283)** | (4,893) | **(677)** | (627) |
| Other depreciation and operating leases | | **(862)** | (790) | **(111)** | (101) |
| Commissions | | **(668)** | (555) | **(86)** | (71) |
| Others | | **(2,845)** | (2,408) | **(364)** | (309) |
| **Operating expenses** | | **(55,565)** | (46,766) | **(7,124)** | (5,996) |
| **Operating profit** | 2 | **5,218** | 4,143 | **669** | 531 |
| Finance charges | | **(1,818)** | (1,605) | **(233)** | (206) |
| Finance income | | **1,353** | 1,161 | **173** | 149 |
| Net finance charges | 3 | **(465)** | (444) | **(60)** | (57) |
| Share of profits of associates | 11 | **301** | 269 | **39** | 35 |
| **Profit before tax** | | **5,054** | 3,968 | **648** | 509 |
| Taxation | 4 | **(782)** | (500) | **(100)** | (64) |
| **Profit for the year** | | **4,272** | 3,468 | **548** | 445 |
| **Profit attributable to** | | | | | |
| Cathay Pacific shareholders | 5 | **4,088** | 3,298 | **524** | 423 |
| Minority interests | | **184** | 170 | **24** | 22 |
| | | **4,272** | 3,468 | **548** | 445 |
| **Dividends** | | | | | |
| Interim – paid | 6 | **786** | 676 | **101** | 87 |
| Special – paid | 6 | **1,259** | – | **161** | – |
| Final – proposed | 6 | **1,259** | 947 | **161** | 121 |
| | | **3,304** | 1,623 | **423** | 208 |
| **Earnings per share** | | | | | |
| Basic | 7 | **115.9¢** | 97.7¢ | **14.9¢** | 12.5¢ |
| Diluted | 7 | **115.7¢** | 97.4¢ | **14.8¢** | 12.5¢ |
| **Dividend per share** | 6 | **84.0¢** | 48.0¢ | **10.8¢** | 6.2¢ |

*The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.*

*The notes on pages 58 to 89 form part of these accounts.*

at 31st December 2006

| | Note | 2006 HK$M | 2005 HK$M | 2006 US$M | 2005 US$M |
|---|---|---|---|---|---|
| **ASSETS AND LIABILITIES** | | | | | |
| **Non-current assets and liabilities** | | | | | |
| Fixed assets | 8 | **58,086** | 50,156 | **7,447** | 6,430 |
| Intangible assets | 9 | **7,473** | 260 | **958** | 33 |
| Investments in associates | 11 | **8,966** | 1,731 | **1,149** | 222 |
| Other long-term receivables and investments | 12 | **3,406** | 5,453 | **437** | 699 |
| | | **77,931** | 57,600 | **9,991** | 7,384 |
| Long-term liabilities | | **(33,956)** | (27,745) | **(4,353)** | (3,557) |
| Related pledged security deposits | | **8,164** | 8,853 | **1,047** | 1,135 |
| Net long-term liabilities | 13 | **(25,792)** | (18,892) | **(3,306)** | (2,422) |
| Retirement benefit obligations | 14 | **(170)** | (72) | **(22)** | (9) |
| Deferred taxation | 15 | **(6,600)** | (6,460) | **(846)** | (828) |
| | | **(32,562)** | (25,424) | **(4,174)** | (3,259) |
| **Net non-current assets** | | **45,369** | 32,176 | **5,817** | 4,125 |
| **Current assets and liabilities** | | | | | |
| Stock | | **800** | 657 | **103** | 84 |
| Trade and other receivables | 16 | **8,735** | 6,538 | **1,120** | 838 |
| Liquid funds | 17 | **15,624** | 13,459 | **2,003** | 1,726 |
| | | **25,159** | 20,654 | **3,226** | 2,648 |
| Current portion of long-term liabilities | | **(7,503)** | (4,849) | **(962)** | (622) |
| Related pledged security deposits | | **1,352** | 1,286 | **173** | 165 |
| Net current portion of long-term liabilities | 13 | **(6,151)** | (3,563) | **(789)** | (457) |
| Trade and other payables | 18 | **(11,098)** | (7,625) | **(1,423)** | (978) |
| Unearned transportation revenue | | **(4,671)** | (3,864) | **(599)** | (495) |
| Taxation | | **(2,902)** | (2,527) | **(372)** | (324) |
| | | **(24,822)** | (17,579) | **(3,183)** | (2,254) |
| **Net current assets** | | **337** | 3,075 | **43** | 394 |
| **Net assets** | | **45,706** | 35,251 | **5,860** | 4,519 |
| **CAPITAL AND RESERVES** | | | | | |
| Share capital | 19 | **787** | 676 | **101** | 87 |
| Reserves | 20 | **44,767** | 34,292 | **5,739** | 4,396 |
| Funds attributable to Cathay Pacific shareholders | | **45,554** | 34,968 | **5,840** | 4,483 |
| Minority interests | | **152** | 283 | **20** | 36 |
| **Total equity** | | **45,706** | 35,251 | **5,860** | 4,519 |

*The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.*

*The notes on pages 58 to 89 form part of these accounts.*

**Christopher Pratt**
*Director*

**Henry Fan**
*Director*

Hong Kong, 7th March 2007

at 31st December 2006

| | Note | 2006 HK$M | 2005 HK$M | 2006 US$M | 2005 US$M |
|---|---|---|---|---|---|
| **ASSETS AND LIABILITIES** | | | | | |
| **Non-current assets and liabilities** | | | | | |
| Fixed assets | 8 | **42,115** | 41,680 | **5,399** | 5,343 |
| Intangible assets | 9 | **83** | 83 | **11** | 11 |
| Investments in subsidiaries | 10 | **20,290** | 11,360 | **2,601** | 1,456 |
| Investments in associates | 11 | **6,972** | 60 | **894** | 8 |
| Other long-term receivables and investments | 12 | **1,500** | 3,792 | **192** | 486 |
| | | **70,960** | 56,975 | **9,097** | 7,304 |
| Long-term liabilities | | **(27,850)** | (25,503) | **(3,570)** | (3,269) |
| Related pledged security deposits | | **2,412** | 3,200 | **309** | 410 |
| Net long-term liabilities | 13 | **(25,438)** | (22,303) | **(3,261)** | (2,859) |
| Retirement benefit obligations | 14 | **(203)** | (127) | **(26)** | (16) |
| Deferred taxation | 15 | **(5,085)** | (6,234) | **(652)** | (799) |
| | | **(30,726)** | (28,664) | **(3,939)** | (3,674) |
| **Net non-current assets** | | **40,234** | 28,311 | **5,158** | 3,630 |
| **Current assets and liabilities** | | | | | |
| Stock | | **708** | 643 | **90** | 82 |
| Trade and other receivables | 16 | **6,400** | 6,166 | **821** | 790 |
| Liquid funds | 17 | **4,639** | 4,887 | **595** | 627 |
| | | **11,747** | 11,696 | **1,506** | 1,499 |
| Current portion of long-term liabilities | | **(6,640)** | (4,807) | **(851)** | (616) |
| Related pledged security deposits | | **962** | 400 | **123** | 51 |
| Net current portion of long-term liabilities | 13 | **(5,678)** | (4,407) | **(728)** | (565) |
| Trade and other payables | 18 | **(8,872)** | (7,565) | **(1,137)** | (971) |
| Unearned transportation revenue | | **(4,315)** | (3,864) | **(553)** | (495) |
| Taxation | | **(2,634)** | (2,484) | **(338)** | (318) |
| | | **(21,499)** | (18,320) | **(2,756)** | (2,349) |
| **Net current liabilities** | | **(9,752)** | (6,624) | **(1,250)** | (850) |
| **Net assets** | | **30,482** | 21,687 | **3,908** | 2,780 |
| **CAPITAL AND RESERVES** | | | | | |
| Share capital | 19 | **787** | 676 | **101** | 87 |
| Reserves | 20 | **29,695** | 21,011 | **3,807** | 2,693 |
| **Total equity** | | **30,482** | 21,687 | **3,908** | 2,780 |

*The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.*

*The notes on pages 58 to 89 form part of these accounts.*

**Christopher Pratt**
*Director*

**Henry Fan**
*Director*

Hong Kong, 7th March 2007

for the year ended 31st December 2006

| | Note | 2006 HK$M | 2005 HK$M | 2006 US$M | 2005 US$M |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Cash generated from operations | *21* | **11,122** | 8,706 | **1,426** | 1,116 |
| Dividends received from associates | *11* | **241** | 170 | **31** | 22 |
| Interest received | | **267** | 163 | **34** | 21 |
| Net interest paid | | **(1,006)** | (671) | **(129)** | (86) |
| Tax paid | | **(2,107)** | (971) | **(270)** | (125) |
| **Net cash inflow from operating activities** | | **8,517** | 7,397 | **1,092** | 948 |
| **Investing activities** | | | | | |
| Purchase of a subsidiary | *22* | **94** | – | **12** | – |
| Sales of fixed assets | | **58** | 21 | **7** | 3 |
| Net decrease/(increase) in long-term receivables and investments | | **41** | (232) | **5** | (30) |
| Receipts from repayment of loan and capital reduction from associates | | **1** | 108 | **–** | 14 |
| Receipts from disposal of an investment | | **–** | 117 | **–** | 15 |
| Payments for fixed and intangible assets | | **(5,311)** | (4,354) | **(680)** | (558) |
| Purchase of an associate | | **(4,082)** | – | **(523)** | – |
| Net increase in liquid funds other than cash and cash equivalents | | **(110)** | (120) | **(14)** | (15) |
| **Net cash outflow from investing activities** | | **(9,309)** | (4,460) | **(1,193)** | (571) |
| **Financing activities** | | | | | |
| New financing | | **11,058** | 5,486 | **1,418** | 703 |
| Net cash benefit from financing arrangements | | **358** | 343 | **46** | 44 |
| Shares issued | *19* | **52** | 78 | **7** | 10 |
| Loan and finance lease repayments | | **(5,786)** | (4,807) | **(742)** | (616) |
| Security deposits placed | | **(210)** | (91) | **(27)** | (11) |
| Dividends paid – to shareholders | | **(2,992)** | (2,196) | **(384)** | (282) |
| – to minority interests | | **(286)** | (21) | **(37)** | (3) |
| **Net cash inflow/(outflow) from financing activities** | | **2,194** | (1,208) | **281** | (155) |
| **Increase in cash and cash equivalents** | | **1,402** | 1,729 | **180** | 222 |
| Cash and cash equivalents at 1st January | | **4,267** | 2,657 | **547** | 341 |
| Effect of exchange differences | | **98** | (119) | **12** | (16) |
| **Cash and cash equivalents at 31st December** | *23* | **5,767** | 4,267 | **739** | 547 |

*The consideration of the purchase of a subsidiary is set out in note 22 to the accounts.*

*The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.*

*The notes on pages 58 to 89 form part of these accounts.*

for the year ended 31st December 2006

| | Attributable to Cathay Pacific shareholders | | | | | | | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| | | | Non-distributable | | | | | | |
| | Share capital HK$M | Retained profit HK$M | Share premium HK$M | Investment revaluation reserve HK$M | Cash flow hedge reserve HK$M | Capital redemption reserve and others HK$M | Total HK$M | HK$M | HK$M |
| At 1st January 2006 | 676 | 26,492 | 7,531 | 228 | 30 | 11 | 34,968 | 283 | 35,251 |
| Acquisition of additional interest in subsidiaries and associates | – | 612 | – | (260) | – | – | 352 | – | 352 |
| Changes in cash flow hedges | | | | | | | | | |
| – recognised during the year | – | – | – | – | (679) | – | (679) | – | (679) |
| – deferred tax recognised | – | – | – | – | 78 | – | 78 | – | 78 |
| – transferred to profit for the year | – | – | – | – | (71) | – | (71) | – | (71) |
| Revaluation surplus/(deficit) recognised during the year | – | – | – | 938 | – | (40) | 898 | – | 898 |
| Exchange differences | – | – | – | – | – | 91 | 91 | – | 91 |
| Net gain/(loss) recognised directly in equity | – | 612 | – | 678 | (672) | 51 | 669 | – | 669 |
| Profit for the year | – | 4,088 | – | – | – | – | 4,088 | 184 | 4,272 |
| Total recognised profit/(loss) for the year | – | 4,700 | – | 678 | (672) | 51 | 4,757 | 184 | 4,941 |
| 2005 final dividend | – | (947) | – | – | – | – | (947) | – | (947) |
| 2006 interim dividend | – | (786) | – | – | – | – | (786) | – | (786) |
| 2006 special dividend | – | (1,259) | – | – | – | – | (1,259) | – | (1,259) |
| Acquisition of minority interests | – | – | – | – | – | – | – | (29) | (29) |
| Dividends paid to minority interests | – | – | – | – | – | – | – | (286) | (286) |
| Issue of new shares | 110 | – | 8,659 | – | – | – | 8,769 | – | 8,769 |
| Share options exercised | 1 | – | 51 | – | – | – | 52 | – | 52 |
| Total transactions with shareholders | 111 | (2,992) | 8,710 | – | – | – | 5,829 | (315) | 5,514 |
| At 31st December 2006 | 787 | 28,200 | 16,241 | 906 | (642) | 62 | 45,554 | 152 | 45,706 |

*The notes on pages 58 to 89 form part of these accounts.*

for the year ended 31st December 2005

| | Attributable to Cathay Pacific shareholders | | | | | | | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| | | | Non-distributable | | | | | | |
| | Share capital HK$M | Retained profit HK$M | Share premium HK$M | Investment revaluation reserve HK$M | Cash flow hedge reserve HK$M | Capital redemption reserve and others HK$M | Total HK$M | HK$M | HK$M |
| At 31st December 2004 | 674 | 25,496 | 7,455 | 493 | (1,285) | 22 | 32,855 | 134 | 32,989 |
| Prior year adjustment for financial derivatives | – | (106) | – | – | – | – | (106) | – | (106) |
| At 1st January 2005 | 674 | 25,390 | 7,455 | 493 | (1,285) | 22 | 32,749 | 134 | 32,883 |
| Changes in cash flow hedges | | | | | | | | | |
| – recognised during the year | – | – | – | – | 1,212 | – | 1,212 | – | 1,212 |
| – deferred tax recognised | – | – | – | – | (165) | – | (165) | – | (165) |
| – transferred to profit for the year | – | – | – | – | 268 | – | 268 | – | 268 |
| Revaluation deficit recognised during the year | – | – | – | (265) | – | – | (265) | – | (265) |
| Exchange differences | – | – | – | – | – | (11) | (11) | – | (11) |
| Net (loss)/gain recognised directly in equity | – | – | – | (265) | 1,315 | (11) | 1,039 | – | 1,039 |
| Profit for the year | – | 3,298 | – | – | – | – | 3,298 | 170 | 3,468 |
| Total recognised profit/(loss) for the year | – | 3,298 | – | (265) | 1,315 | (11) | 4,337 | 170 | 4,507 |
| 2004 final dividend | – | (1,520) | – | – | – | – | (1,520) | – | (1,520) |
| 2005 interim dividend | – | (676) | – | – | – | – | (676) | – | (676) |
| Dividends paid to minority interests | – | – | – | – | – | – | – | (21) | (21) |
| Share options exercised | 2 | – | 76 | – | – | – | 78 | – | 78 |
| Total transactions with shareholders | 2 | (2,196) | 76 | – | – | – | (2,118) | (21) | (2,139) |
| At 31st December 2005 | 676 | 26,492 | 7,531 | 228 | 30 | 11 | 34,968 | 283 | 35,251 |

*The notes on pages 58 to 89 form part of these accounts.*

for the year ended 31st December 2006

| | Share capital HK$M | Retained profit HK$M | Non-distributable: Share premium HK$M | Non-distributable: Investment revaluation reserve HK$M | Non-distributable: Cash flow hedge reserve HK$M | Non-distributable: Capital redemption reserve HK$M | Total equity HK$M |
|---|---|---|---|---|---|---|---|
| At 1st January 2006 | 676 | 13,192 | 7,531 | 202 | 65 | 21 | 21,687 |
| Changes in cash flow hedges | | | | | | | |
| – recognised during the year | – | – | – | – | (669) | – | (669) |
| – deferred tax recognised | – | – | – | – | 78 | – | 78 |
| – transferred to profit for the year | – | – | – | – | (69) | – | (69) |
| Revaluation surplus | | | | | | | |
| – recognised during the year | – | – | – | 786 | – | – | 786 |
| – transferred to investments in associates | – | – | – | (188) | – | – | (188) |
| Net gain/(loss) recognised directly in equity | – | – | – | 598 | (660) | – | (62) |
| Profit for the year | – | 3,028 | – | – | – | – | 3,028 |
| Total recognised profit/(loss) for the year | – | 3,028 | – | 598 | (660) | – | 2,966 |
| 2005 final dividend | – | (947) | – | – | – | – | (947) |
| 2006 interim dividend | – | (786) | – | – | – | – | (786) |
| 2006 special dividend | – | (1,259) | – | – | – | – | (1,259) |
| Issue of new shares | 110 | – | 8,659 | – | – | – | 8,769 |
| Share options exercised | 1 | – | 51 | – | – | – | 52 |
| Total transactions with shareholders | 111 | (2,992) | 8,710 | – | – | – | 5,829 |
| At 31st December 2006 | 787 | 13,228 | 16,241 | 800 | (595) | 21 | 30,482 |

*The notes on pages 58 to 89 form part of these accounts.*

for the year ended 31st December 2005

| | Share capital HK$M | Retained profit HK$M | Non-distributable Share premium HK$M | Investment revaluation reserve HK$M | Cash flow hedge reserve HK$M | Capital redemption reserve HK$M | Total equity HK$M |
|---|---|---|---|---|---|---|---|
| At 31st December 2004 | 674 | 13,123 | 7,455 | 469 | (1,421) | 21 | 20,321 |
| Prior year adjustment for financial derivatives | – | (106) | – | – | – | – | (106) |
| At 1st January 2005 | 674 | 13,017 | 7,455 | 469 | (1,421) | 21 | 20,215 |
| Changes in cash flow hedges | | | | | | | |
| – recognised during the year | – | – | – | – | 1,210 | – | 1,210 |
| – deferred tax recognised | – | – | – | – | (165) | – | (165) |
| – transferred to profit for the year | – | – | – | – | 441 | – | 441 |
| Revaluation deficit recognised during the year | – | – | – | (267) | – | – | (267) |
| Net (loss)/gain recognised directly in equity | – | – | – | (267) | 1,486 | – | 1,219 |
| Profit for the year | – | 2,371 | – | – | – | – | 2,371 |
| Total recognised profit/(loss) for the year | – | 2,371 | – | (267) | 1,486 | – | 3,590 |
| 2004 final dividend | – | (1,520) | – | – | – | – | (1,520) |
| 2005 interim dividend | – | (676) | – | – | – | – | (676) |
| Share options exercised | 2 | – | 76 | – | – | – | 78 |
| Total transactions with shareholders | 2 | (2,196) | 76 | – | – | – | (2,118) |
| At 31st December 2005 | 676 | 13,192 | 7,531 | 202 | 65 | 21 | 21,687 |

*The notes on pages 58 to 89 form part of these accounts.*

## 1. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Turnover by origin of sale: | | |
| North Asia | | |
| – Hong Kong and Mainland China | **24,855** | 20,256 |
| – Japan, Korea and Taiwan | **9,757** | 8,432 |
| South West Pacific and South Africa | **4,015** | 3,747 |
| South East Asia and Middle East | **7,019** | 5,870 |
| Europe | **7,016** | 6,150 |
| North America | **8,121** | 6,454 |
| | **60,783** | 50,909 |

South West Pacific and South Africa includes Australia, New Zealand and Southern Africa. Europe includes Continental Europe, the United Kingdom, Scandinavia, Russia, Baltic and Turkey. South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. North America includes U.S.A., Canada and Latin America.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

## 1. Turnover *(continued)*

(b) Secondary reporting by business segment

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Revenue – external sales | | |
| – Passenger services | **35,155** | 30,274 |
| – Cargo services | **14,251** | 12,852 |
| | **49,406** | 43,126 |
| Unallocated revenue | | |
| – Catering, recoveries and other services | **11,377** | 7,783 |
| | **60,783** | 50,909 |

The Group is engaged in two main business segments: in passenger business and in freight traffic through the Company and two subsidiaries. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

## 2. Operating profit

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Operating profit has been arrived at after charging/(crediting): | | |
| Depreciation of fixed assets | | |
| – Leased | **1,766** | 1,853 |
| – Owned | **2,489** | 2,110 |
| Amortisation of intangible assets | **40** | 44 |
| Operating lease rentals | | |
| – Land and buildings | **434** | 382 |
| – Aircraft and related equipment | **1,379** | 1,258 |
| – Others | **37** | 36 |
| Operating lease income | | |
| – Aircraft and related equipment | **(123)** | (11) |
| Cost of stock expensed | **1,552** | 1,427 |
| Exchange differences | **(272)** | (156) |
| Auditors' remuneration | **8** | 6 |
| Income from unlisted investments | **(166)** | (119) |
| Income from listed investments | **(25)** | (6) |

## 3. Net finance charges

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Net interest charges comprise: | | |
| – Obligations under finance leases | **1,434** | 1,436 |
| – Interest income on related security deposits, notes and bonds | **(609)** | (726) |
| | **825** | 710 |
| – Bank loans and overdrafts | **326** | 117 |
| – Other loans wholly repayable within five years | **58** | 39 |
| | **1,209** | 866 |
| Income from liquid funds: | | |
| – Funds with investment managers and other liquid investments | **(462)** | (259) |
| – Bank deposits and other receivables | **(267)** | (169) |
| | **(729)** | (428) |
| Financial derivatives: | | |
| – Interest income | **(15)** | (7) |
| – Interest expenses | **–** | 13 |
| | **(15)** | 6 |
| | **465** | 444 |

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

## 4. Taxation

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Current tax expenses | | |
| – Hong Kong profits tax | **61** | 61 |
| – Overseas tax | **362** | 327 |
| – Under/(over) provisions for prior years | **162** | (72) |
| Deferred tax | | |
| – Origination and reversal of temporary differences | **197** | 184 |
| | **782** | 500 |

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

### 4. Taxation *(continued)*

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Consolidated profit before tax | **5,054** | 3,968 |
| Notional tax calculated at Hong Kong profits tax rate of 17.5% (2005: 17.5%) | **(884)** | (694) |
| Expenses not deductible for tax purposes | **(200)** | (184) |
| Tax provisions (under)/over provided in prior years | **(162)** | 72 |
| Effect of different tax rates in overseas jurisdictions | **292** | 294 |
| Tax losses recognised/(unused tax losses not recognised) | **34** | (97) |
| Income not subject to tax | **138** | 109 |
| Tax charge | **(782)** | (500) |

Further information on deferred tax is shown in note 15 to the accounts.

### 5. Profit attributable to shareholders

Of the profit attributable to Cathay Pacific shareholders, a profit of HK$3,028 million (2005: HK$2,371 million) has been dealt with in the accounts of the Company.

### 6. Dividends

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| 2006 interim dividend paid on 3rd October 2006 of HK¢20 per share (2005: HK¢20 per share) | **786** | 676 |
| 2006 special dividend paid on 20th November 2006 of HK¢32 per share | **1,259** | - |
| 2006 final dividend proposed on 7th March 2007 of HK¢32 per share (2005: HK¢28 per share) | **1,259** | 947 |
| | **3,304** | 1,623 |

### 7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$4,088 million (2005: HK$3,298 million) by the daily weighted average number of shares in issue throughout the year of 3,526 million (2005: 3,377 million) shares and 3,533 million (2005: 3,386 million) shares respectively with the latter adjusted for the effects of the share options.

| | 2006 Million | 2005 Million |
|---|---|---|
| Weighted average number of ordinary shares used in calculating basic earnings per share | **3,526** | 3,377 |
| Deemed issue of ordinary shares for no consideration | **7** | 9 |
| Weighted average number of ordinary shares used in calculating diluted earnings per share | **3,533** | 3,386 |

## 8. Fixed assets

| | Aircraft and related equipment | | Other equipment | | Buildings | |
|---|---|---|---|---|---|---|
| | Owned HK$M | Leased HK$M | Owned HK$M | Leased HK$M | Owned HK$M | Total HK$M |
| **Group** | | | | | | |
| Cost | | | | | | |
| At 1st January 2006 | **35,270** | **41,110** | **2,329** | **547** | **4,522** | **83,778** |
| Exchange differences | **(1)** | **–** | **–** | **–** | **–** | **(1)** |
| Additions | **4,087** | **988** | **194** | **–** | **3** | **5,272** |
| Purchase of a subsidiary | **5,900** | **2,934** | **320** | **–** | **677** | **9,831** |
| Disposals | **(304)** | **–** | **(156)** | **–** | **–** | **(460)** |
| Transfers | **3,310** | **(3,310)** | **–** | **–** | **–** | **–** |
| At 31st December 2006 | **48,262** | **41,722** | **2,687** | **547** | **5,202** | **98,420** |
| At 1st January 2005 | 29,557 | 43,181 | 2,304 | 547 | 4,522 | 80,111 |
| Exchange differences | 3 | – | 2 | – | 2 | 7 |
| Additions | 3,448 | 435 | 118 | – | – | 4,001 |
| Disposals | (244) | – | (95) | – | (2) | (341) |
| Transfers | 2,506 | (2,506) | – | – | – | – |
| At 31st December 2005 | 35,270 | 41,110 | 2,329 | 547 | 4,522 | 83,778 |
| Accumulated depreciation | | | | | | |
| At 1st January 2006 | **17,825** | **12,486** | **1,607** | **281** | **1,423** | **33,622** |
| Charge for the year | **2,162** | **1,742** | **157** | **24** | **170** | **4,255** |
| Purchase of a subsidiary | **1,401** | **1,000** | **126** | **–** | **275** | **2,802** |
| Disposals | **(191)** | **–** | **(154)** | **–** | **–** | **(345)** |
| Transfers | **1,727** | **(1,727)** | **–** | **–** | **–** | **–** |
| At 31st December 2006 | **22,924** | **13,501** | **1,736** | **305** | **1,868** | **40,334** |
| At 1st January 2005 | 13,833 | 12,942 | 1,556 | 258 | 1,263 | 29,852 |
| Exchange differences | – | – | 1 | – | 1 | 2 |
| Charge for the year | 1,805 | 1,830 | 144 | 23 | 161 | 3,963 |
| Disposals | (99) | – | (94) | – | (2) | (195) |
| Transfers | 2,286 | (2,286) | – | – | – | – |
| At 31st December 2005 | 17,825 | 12,486 | 1,607 | 281 | 1,423 | 33,622 |
| Net book value | | | | | | |
| At 31st December 2006 | **25,338** | **28,221** | **951** | **242** | **3,334** | **58,086** |
| At 31st December 2005 | 17,445 | 28,624 | 722 | 266 | 3,099 | 50,156 |

## 8. Fixed assets *(continued)*

| | Aircraft and related equipment | | Other equipment | | Buildings | |
|---|---|---|---|---|---|---|
| | Owned HK$M | Leased HK$M | Owned HK$M | Leased HK$M | Owned HK$M | Total HK$M |
| **Company** | | | | | | |
| Cost | | | | | | |
| At 1st January 2006 | **28,587** | **41,325** | **773** | **547** | **397** | **71,629** |
| Additions | **3,385** | **751** | **153** | **–** | **–** | **4,289** |
| Disposals | **(301)** | **–** | **(108)** | **–** | **–** | **(409)** |
| Transfers | **6,017** | **(6,017)** | **–** | **–** | **–** | **–** |
| At 31st December 2006 | **37,688** | **36,059** | **818** | **547** | **397** | **75,509** |
| At 1st January 2005 | 22,240 | 44,238 | 787 | 547 | 399 | 68,211 |
| Additions | 3,674 | – | 65 | – | – | 3,739 |
| Disposals | (240) | – | (79) | – | (2) | (321) |
| Transfers | 2,913 | (2,913) | – | – | – | – |
| At 31st December 2005 | 28,587 | 41,325 | 773 | 547 | 397 | 71,629 |
| Accumulated depreciation | | | | | | |
| At 1st January 2006 | **15,332** | **13,336** | **639** | **281** | **361** | **29,949** |
| Charge for the year | **1,948** | **1,689** | **57** | **24** | **21** | **3,739** |
| Disposals | **(187)** | **–** | **(107)** | **–** | **–** | **(294)** |
| Transfers | **2,795** | **(2,795)** | **–** | **–** | **–** | **–** |
| At 31st December 2006 | **19,888** | **12,230** | **589** | **305** | **382** | **33,394** |
| At 1st January 2005 | 11,495 | 13,748 | 668 | 258 | 341 | 26,510 |
| Charge for the year | 1,650 | 1,874 | 50 | 23 | 22 | 3,619 |
| Disposals | (99) | – | (79) | – | (2) | (180) |
| Transfers | 2,286 | (2,286) | – | – | – | – |
| At 31st December 2005 | 15,332 | 13,336 | 639 | 281 | 361 | 29,949 |
| Net book value | | | | | | |
| At 31st December 2006 | **17,800** | **23,829** | **229** | **242** | **15** | **42,115** |
| At 31st December 2005 | 13,255 | 27,989 | 134 | 266 | 36 | 41,680 |

## 8. Fixed assets *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 12 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, buildings and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2006, four Boeing 747-400s (2005: three), four Airbus A340-300s (2005: four), three Airbus A340-600s (2005: three), fourteen Airbus A330-300s (2005: three), five Airbus A320-200s (2005: nil) and four Airbus A321-200s (2005: nil), most with purchase options, held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$6,707 million (2005: HK$2,347 million).

Operating leases for buildings and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2006 for each of the following periods are as follows:

| | **2006 HK$M** | 2005 HK$M |
|---|---|---|
| Aircraft and related equipment: | | |
| – within one year | **1,968** | 941 |
| – after one year but within five years | **8,206** | 3,880 |
| – after five years | **4,548** | 4,706 |
| | **14,722** | 9,527 |
| Buildings and other equipment: | | |
| – within one year | **348** | 232 |
| – after one year but within five years | **478** | 339 |
| – after five years | **122** | 129 |
| | **948** | 700 |
| | **15,670** | 10,227 |

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amounted to HK$2,651 million (2005: HK$2,036 million) for the Group and HK$424 million (2005: HK$222 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance. Further information is provided under note 13 to the accounts.

## 9. Intangible assets

| | Group | | | Company |
|---|---|---|---|---|
| | Goodwill HK$M | Computer systems HK$M | Total HK$M | Computer systems HK$M |
| Cost | | | | |
| At 1st January 2006 | **176** | **582** | **758** | **558** |
| Additions | **7,214** | **39** | **7,253** | **39** |
| Purchase of a subsidiary | **–** | **15** | **15** | **–** |
| At 31st December 2006 | **7,390** | **636** | **8,026** | **597** |
| At 1st January 2005 | 176 | 640 | 816 | 617 |
| Additions | – | 61 | 61 | 60 |
| Disposals | – | (119) | (119) | (119) |
| At 31st December 2005 | 176 | 582 | 758 | 558 |
| Accumulated amortisation | | | | |
| At 1st January 2006 | **–** | **498** | **498** | **475** |
| Charge for the year | **–** | **40** | **40** | **39** |
| Purchase of a subsidiary | **–** | **15** | **15** | **–** |
| At 31st December 2006 | **–** | **553** | **553** | **514** |
| At 1st January 2005 | – | 468 | 468 | 445 |
| Charge for the year | – | 44 | 44 | 44 |
| Disposals | – | (14) | (14) | (14) |
| At 31st December 2005 | – | 498 | 498 | 475 |
| Net book value | | | | |
| At 31st December 2006 | **7,390** | **83** | **7,473** | **83** |
| At 31st December 2005 | 176 | 84 | 260 | 83 |

The carrying amount of goodwill allocated to the airline operation is HK$7,351 million (2005: HK$137 million). The addition of the goodwill relates to the acquisition of Dragonair. In accordance with HKAS 36 "Impairment of Assets" the Group completed its annual impairment test for goodwill allocated to the Group's various cash generating units ("CGUs") by comparing their recoverable amounts to their carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on five-year financial budgets, with reference to past performance and expectations for market development, approved by management. Cash flows beyond the five-year period are extrapolated with an estimated general annual growth rate which does not exceed the long-term average growth rate for the business in which the CGU operates. The discount rates used of approximately 9% are pre-tax and reflect specific risk related to the relevant segments. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount.

## 10. Subsidiaries

| | Company | |
|---|---|---|
| | **2006 HK$M** | 2005 HK$M |
| Unlisted shares at cost | **216** | 214 |
| Other investments at cost | **12,899** | 15,220 |
| Net amounts due (to)/from subsidiaries | | |
| – Loan accounts | **(1,147)** | (4,327) |
| – Current accounts | **8,322** | 253 |
| | **20,290** | 11,360 |

On 8th June 2006, the Company, Air China, CNAC, CITIC Pacific and Swire Pacific entered into a Restructuring Agreement in respect of which a joint announcement dated 8th June 2006 was published and a circular dated 6th July 2006 was sent to shareholders. The transactions contemplated under this agreement were approved at an Extraordinary General Meeting held on 22nd August 2006 and were completed on 28th September 2006. Under this agreement, the Company increased its shareholding in Dragonair from 17.8% to 100% by acquiring 82.2% of Dragonair's issued shares for a total consideration of HK$8,221 million satisfied by a combination of the issue of 548,045,724 new shares of the Company ("new Cathay Shares") at an issue price of HK$13.50 per share and HK$822 million in cash. The issue price of the new Cathay Shares was determined following arm's length negotiation between the parties, in particular with reference to the current and recent average trading price of the shares of the Company as of 8th June 2006. Upon completion of the Restructuring Agreement on 28th September 2006, Dragonair became a wholly owned subsidiary of the Company. For definition of terms, please refer to Directors' Report on page 30.

The valuation of Dragonair was determined following arm's length negotiation between the parties, based on the underlying value of Dragonair, as reflected in the prevailing market price of CNAC, and having regard to the trading multiples of comparable airlines. The goodwill arising on the acquisition of Dragonair is principally attributable to the benefits to the Company of full ownership of Dragonair and potential synergies arising from a combination of the businesses.

Included in the profit attributable to Cathay Pacific shareholders for the year, HK$28 million was Dragonair's profit shared by the Group since the acquisition date.

The Group's turnover and profit attributable to Cathay Pacific shareholders for the year would be HK$68,896 million and HK$4,225 million respectively if the acquisition was effected at the beginning of the year.

Principal subsidiaries are listed on pages 88 and 89.

## 11. Associates

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Hong Kong listed shares at cost (Market value: HK$13,763 million, 2005: HK$2,716 million) | **–** | – | **6,964** | 52 |
| Unlisted shares at cost | **–** | – | **17** | 17 |
| Share of net assets | | | | |
| – listed in Hong Kong | **6,705** | 975 | **–** | – |
| – unlisted | **349** | 755 | **–** | – |
| Goodwill | **1,912** | – | **–** | – |
| | **8,966** | 1,730 | **6,981** | 69 |
| Less: Impairment loss | **–** | – | **(9)** | (9) |
| Loan to an associate | **–** | 1 | **–** | – |
| | **8,966** | 1,731 | **6,972** | 60 |
| Share of profits of associates | | | | |
| – listed | **232** | 170 | **–** | – |
| – unlisted | **69** | 99 | **–** | – |
| | **301** | 269 | **–** | – |
| Dividends received and receivable from associates | **241** | 170 | **196** | 63 |

| | **2006 HK$M** | 2005 HK$M |
|---|---|---|
| Summarised financial information of associates: | | |
| Assets | **96,009** | 16,615 |
| Liabilities | **(55,313)** | (8,913) |
| Equity | **40,696** | 7,702 |
| Turnover | **11,411** | 14,092 |
| Profit for the year | **1,046** | 1,101 |

Under the Restructuring Agreement, the Company subscribed in cash for 1,179,151,364 shares of Air China at an aggregate subscription price of HK$4,068 million in September 2006. Upon completion of the Restructuring Agreement, together with the 10% interest previously held as long-term investment, the Company has acquired 17.3% interest in the share capital of Air China. As the Company has significant influence over Air China by demonstrating the power to participate in its financial and operating policy decisions, Air China is regarded as an associate.

In respect of the year ended 31st December 2006, Air China was included in the consolidated accounts based on the most recent available financial statements drawn up to 30th September 2006, but taking into account any changes in the subsequent period from 1st October 2006 to 31st December 2006 that would materially affect the results. The Group has taken advantage of the provision contained in HKAS 28 "Investments in Associates" whereby it is permitted to include the attributable share of associates' results based on accounts drawn up to a non-coterminous period end where the difference must be no greater than three months.

Principal associates are listed on page 89.

## 12. Other long-term receivables and investments

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Investments at fair value | | | | |
| – listed in Hong Kong | **132** | 2,489 | **–** | 2,311 |
| – unlisted | **1,139** | 981 | **1,057** | 981 |
| Leasehold land rental prepayments | **1,685** | 1,477 | **–** | – |
| Loans and other receivables | **450** | 506 | **443** | 500 |
| | **3,406** | 5,453 | **1,500** | 3,792 |

Leasehold land is held under medium-term leases in Hong Kong with a total unamortised value of HK$1,727 million (2005: HK$1,513 million).

## 13. Long-term liabilities

| | | 2006 | | 2005 | |
|---|---|---|---|---|---|
| | *Note* | **Current HK$M** | **Non-current HK$M** | Current HK$M | Non-current HK$M |
| **Group** | | | | | |
| Long-term loans | *(a)* | **3,603** | **10,856** | 1,652 | 4,611 |
| Obligations under finance leases | *(b)* | **2,548** | **14,936** | 1,911 | 14,281 |
| | | **6,151** | **25,792** | 3,563 | 18,892 |
| **Company** | | | | | |
| Long-term loans | *(a)* | **3,099** | **7,451** | 1,388 | 3,648 |
| Obligations under finance leases | *(b)* | **2,579** | **17,987** | 3,019 | 18,655 |
| | | **5,678** | **25,438** | 4,407 | 22,303 |

## 13. Long-term liabilities *(continued)*

(a) Long-term loans

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Bank loans | | | | |
| – secured | **7,290** | 3,416 | **3,482** | 2,255 |
| – unsecured | **3,726** | 1,423 | **3,625** | 1,423 |
| Other loans | | | | |
| – secured | **273** | 309 | **273** | 309 |
| – unsecured | **3,170** | 1,115 | **3,170** | 1,049 |
| | **14,459** | 6,263 | **10,550** | 5,036 |
| Amount due within one year included under current liabilities | **(3,603)** | (1,652) | **(3,099)** | (1,388) |
| | **10,856** | 4,611 | **7,451** | 3,648 |
| Repayable as follows: | | | | |
| Bank loans | | | | |
| – within one year | **3,526** | 1,556 | **3,022** | 1,324 |
| – after one year but within two years | **1,407** | 299 | **887** | 205 |
| – after two years but within five years | **3,069** | 1,561 | **1,496** | 1,135 |
| – after five years | **3,014** | 1,423 | **1,702** | 1,014 |
| | **11,016** | 4,839 | **7,107** | 3,678 |
| Other loans | | | | |
| – within one year | **77** | 96 | **77** | 64 |
| – after one year but within two years | **82** | 69 | **82** | 69 |
| – after two years but within five years | **3,284** | 1,259 | **3,284** | 1,225 |
| | **3,443** | 1,424 | **3,443** | 1,358 |
| Amount due within one year included under current liabilities | **(3,603)** | (1,652) | **(3,099)** | (1,388) |
| | **10,856** | 4,611 | **7,451** | 3,648 |

Borrowings other than bank loans are repayable on various dates up to 2011 at interest rates between 3.06% and 4.24% per annum while bank loans are repayable up to 2018.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$6,382 million and HK$3,482 million respectively (2005: HK$2,707 million and HK$2,040 million).

As at 31st December 2006, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$20,631 million and HK$16,561 million respectively (2005: HK$19,873 million and HK$19,873 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

## 13. Long-term liabilities *(continued)*

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2007 to 2018. The future payments under these finance leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Within one year | **4,831** | 4,029 | **4,296** | 4,170 |
| After one year but within two years | **3,444** | 4,097 | **3,561** | 4,152 |
| After two years but within five years | **10,118** | 9,758 | **12,162** | 11,638 |
| After five years | **15,875** | 16,056 | **12,963** | 14,893 |
| Total future payments | **34,268** | 33,940 | **32,982** | 34,853 |
| Interest charges relating to future periods | **(7,268)** | (7,609) | **(9,042)** | (9,579) |
| Present value of future payments | **27,000** | 26,331 | **23,940** | 25,274 |
| Security deposits, notes and zero coupon bonds | **(9,516)** | (10,139) | **(3,374)** | (3,600) |
| Amounts due within one year included under current liabilities | **(2,548)** | (1,911) | **(2,579)** | (3,019) |
| | **14,936** | 14,281 | **17,987** | 18,655 |

The present value of future payments is repayable as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Within one year | **3,900** | 3,197 | **3,541** | 3,419 |
| After one year but within two years | **2,654** | 3,261 | **2,961** | 3,445 |
| After two years but within five years | **8,107** | 7,658 | **9,951** | 9,529 |
| After five years | **12,339** | 12,215 | **7,487** | 8,881 |
| | **27,000** | 26,331 | **23,940** | 25,274 |

As at 31st December 2006, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$8,775 million and HK$1,084 million respectively (2005: HK$8,507 million and HK$1,080 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(c) Long-term liabilities by currency at the year end are summarised below:

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| US dollar | **20,236** | 16,045 | **19,739** | 19,145 |
| Euro | **2,649** | 2,746 | **3,407** | 3,459 |
| Hong Kong dollar | **5,196** | 1,457 | **3,625** | 1,424 |
| Singapore dollar | **3,170** | 1,049 | **3,170** | 1,049 |
| Pound sterling | **355** | 688 | **355** | 688 |
| Japanese yen | **337** | 470 | **820** | 945 |
| | **31,943** | 22,455 | **31,116** | 26,710 |

Further information on long-term liabilities is shown in note 28 to the accounts.

## 14. Retirement benefits

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuation of CPALRS and the portion of SGRBS funds specifically designated for the Company's employees were completed by a qualified actuary, Watson Wyatt Hong Kong Limited, as at 31st December 2006 using the projected unit credit method. The Group's obligations are 103% (2005: 101%) covered by the plan assets held by the trustees.

| | **2006** | | 2005 | |
|---|---|---|---|---|
| | **SGRBS** | **CPALRS** | SGRBS | CPALRS |
| The principal actuarial assumptions are: | | | | |
| Discount rate used | **3.85%** | **3.8%** | 4.25% | 4% |
| Expected return on plan assets | **6%** | **6%** | 6% | 6% |
| Future salary increases | **3-5%** | **2-5%** | 2-5% | 2-5% |

| | **2006 HK$M** | 2005 HK$M |
|---|---|---|
| Net expenses recognised in the Group profit and loss account: | | |
| Current service cost | **325** | 382 |
| Interest on obligations | **336** | 297 |
| Expected return on plan assets | **(437)** | (411) |
| Actuarial loss/(gain) recognised | **7** | (1) |
| Total included in staff costs | **231** | 267 |
| Actual return on plan assets | **966** | 590 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Net liability recognised in the balance sheet: | | | | |
| Present value of funded obligations | **7,844** | 7,341 | **7,196** | 6,818 |
| Fair value of plan assets | **(8,065)** | (7,387) | **(7,369)** | (6,833) |
| | **(221)** | (46) | **(173)** | (15) |
| Net unrecognised actuarial gains | **391** | 118 | **376** | 142 |
| | **170** | 72 | **203** | 127 |

## 14. Retirement benefits *(continued)*

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Movements in present value of funded obligations comprise: | | | | |
| At 1st January | **7,341** | 7,227 | **6,818** | 6,825 |
| Movements for the year | | | | |
| – current service cost | **325** | 382 | **299** | 354 |
| – interest cost | **336** | 297 | **300** | 273 |
| – employees contributions | **27** | 31 | **27** | 31 |
| – benefits paid | **(530)** | (464) | **(509)** | (449) |
| – purchase of a subsidiary | **78** | – | **–** | – |
| – actuarial losses/(gains) | **267** | (132) | **261** | (216) |
| At 31st December | **7,844** | 7,341 | **7,196** | 6,818 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Movements in fair value of plan assets comprise: | | | | |
| At 1st January | **7,387** | 6,933 | **6,833** | 6,415 |
| Movements for the year | | | | |
| – expected return on plan assets | **437** | 411 | **403** | 380 |
| – employees contributions | **27** | 31 | **27** | 31 |
| – employer contributions | **127** | 297 | **120** | 285 |
| – benefits paid | **(530)** | (464) | **(509)** | (449) |
| – purchase of a subsidiary | **88** | – | **–** | – |
| – actuarial gains | **529** | 179 | **495** | 171 |
| At 31st December | **8,065** | 7,387 | **7,369** | 6,833 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Fair value of plan assets comprises: | | | | |
| Equities | **5,070** | 5,049 | **4,724** | 4,739 |
| Debt instruments | **1,962** | 2,051 | **1,848** | 1,941 |
| Deposits and cash | **807** | 157 | **797** | 153 |
| Others | **226** | 130 | **–** | – |
| | **8,065** | 7,387 | **7,369** | 6,833 |

The overall expected rate of return on plan assets is determined based on the average rate of return of major categories of assets that constitute the total plan assets.

## 14. Retirement benefits *(continued)*

| | Group | | | | |
|---|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | 2004 HK$M | 2003 HK$M | 2002 HK$M |
| Present value of funded obligations | **7,844** | 7,341 | 7,227 | 6,326 | 5,937 |
| Fair value of plan assets | **(8,065)** | (7,387) | (6,933) | (6,061) | (4,574) |
| (Surplus)/deficit | **(221)** | (46) | 294 | 265 | 1,363 |
| Actuarial losses/(gains) arising on plan liabilities | **267** | (132) | 592 | 93 | 314 |
| Actuarial (gains)/losses arising on plan assets | **(529)** | (179) | (484) | (984) | 703 |

| | Company | | | | |
|---|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | 2004 HK$M | 2003 HK$M | 2002 HK$M |
| Present value of funded obligations | **7,196** | 6,818 | 6,825 | 5,938 | 5,563 |
| Fair value of plan assets | **(7,369)** | (6,833) | (6,415) | (5,609) | (4,235) |
| (Surplus)/deficit | **(173)** | (15) | 410 | 329 | 1,328 |
| Actuarial losses/(gains) arising on plan liabilities | **261** | (216) | 592 | 99 | 314 |
| Actuarial (gains)/losses arising on plan assets | **(495)** | (171) | (453) | (910) | 646 |

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations. The Group expects to make contributions of HK$265 million to the schemes in 2007.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$12 million (2005: HK$12 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$487 million (2005: HK$386 million).

## 15. Deferred taxation

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Deferred tax assets: | | | | |
| – retirement benefits | **(25)** | (15) | **(29)** | (24) |
| – provisions | **(121)** | (19) | **(69)** | (19) |
| – tax losses | **(698)** | (307) | **(497)** | (219) |
| – cash flow hedges | **(71)** | – | **(71)** | – |
| Deferred tax liabilities: | | | | |
| – accelerated tax depreciation | **2,084** | 1,311 | **1,419** | 1,006 |
| – cash flow hedges | **–** | 7 | **–** | 7 |
| Provision in respect of certain lease arrangements | **5,431** | 5,483 | **4,332** | 5,483 |
| | **6,600** | 6,460 | **5,085** | 6,234 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Movements in deferred taxation comprise: | | | | |
| At 1st January | **6,460** | 7,280 | **6,234** | 7,113 |
| Movements for the year | | | | |
| – transfer from profit and loss account | | | | |
| – deferred tax expenses (note 4) | **197** | 184 | **80** | 125 |
| – operating expenses | **148** | 173 | **138** | 173 |
| – transferred to cash flow hedge reserve | **(78)** | 165 | **(78)** | 165 |
| – initial cash benefit from lease arrangements | **358** | 343 | **286** | 343 |
| – purchase of a subsidiary | **1,221** | – | **–** | – |
| Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation | **(1,706)** | (1,685) | **(1,575)** | (1,685) |
| At 31st December | **6,600** | 6,460 | **5,085** | 6,234 |

The Group has certain tax losses which do not expire under current tax legislation, a deferred tax asset has been recognised to the extent that recoverability is considered probable.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2008 to 2017 (2005: 2007 to 2016) as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| After one year but within five years | **3,240** | 3,444 | **2,656** | 3,444 |
| After five years but within 10 years | **1,907** | 1,770 | **1,450** | 1,770 |
| After 10 years | **284** | 269 | **226** | 269 |
| | **5,431** | 5,483 | **4,332** | 5,483 |

## 16. Trade and other receivables

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Trade debtors | **4,701** | 3,448 | **3,751** | 3,304 |
| Derivative financial assets | **720** | 886 | **707** | 886 |
| Other receivables and prepayments | **3,213** | 2,192 | **1,941** | 1,976 |
| Due from associates | **101** | 12 | **1** | - |
| | **8,735** | 6,538 | **6,400** | 6,166 |

As at 31st December 2006, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$237 million (2005: HK$119 million) and HK$236 million (2005: HK$119 million) respectively.

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Analysis of trade debtors by age: | | | | |
| Current | **4,445** | 3,408 | **3,715** | 3,277 |
| One to three months overdue | **241** | 38 | **35** | 26 |
| More than three months overdue | **15** | 2 | **1** | 1 |
| | **4,701** | 3,448 | **3,751** | 3,304 |

## 17. Liquid funds

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Short-term deposits and bank balances | **5,796** | 4,321 | **3,834** | 3,761 |
| Short-term deposits maturing beyond three months when placed | **71** | 557 | **45** | 547 |
| Funds with investment managers | | | | |
| – debt securities listed outside Hong Kong | **7,200** | 6,036 | **-** | - |
| – bank deposits | **490** | 713 | **-** | - |
| Other liquid investments | | | | |
| – debt securities listed outside Hong Kong | **58** | 55 | **-** | - |
| – bank deposits | **2,009** | 1,777 | **760** | 579 |
| | **15,624** | 13,459 | **4,639** | 4,887 |

Included in other liquid investments are bank deposits of HK$1,829 million (2005: HK$1,754 million) and debt securities of HK$58 million (2005: HK$55 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing. Other than Hong Kong dollars, liquid funds were mainly denominated in US dollars and Renminbi of HK$12,672 million (2005: HK$8,993 million) and HK$906 million (2005: HK$1,178 million) respectively.

## 18. Trade and other payables

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Trade creditors | **4,617** | 3,019 | **2,949** | 2,802 |
| Derivative financial liabilities | **756** | 313 | **682** | 313 |
| Other payables | **5,426** | 3,937 | **4,995** | 4,106 |
| Due to associates | **160** | 211 | **118** | 204 |
| Due to other related companies | **110** | 91 | **109** | 91 |
| Bank overdrafts – unsecured | **29** | 54 | **19** | 49 |
| | **11,098** | 7,625 | **8,872** | 7,565 |

As at 31st December 2006, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$371 million (2005: HK$66 million) and HK$310 million (2005: HK$66 million) respectively.

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Analysis of trade creditors by age: | | | | |
| Current | **3,129** | 2,421 | **2,316** | 2,226 |
| One to three months overdue | **939** | 463 | **525** | 449 |
| More than three months overdue | **549** | 135 | **108** | 127 |
| | **4,617** | 3,019 | **2,949** | 2,802 |

## 19. Share capital

| | **2006** | | 2005 | |
|---|---|---|---|---|
| | **Number of shares** | **HK$M** | Number of shares | HK$M |
| Authorised (HK$0.20 each) | | | | |
| At 1st January | **3,900,000,000** | **780** | 3,900,000,000 | 780 |
| Additions | **1,100,000,000** | **220** | – | – |
| At 31st December | **5,000,000,000** | **1,000** | 3,900,000,000 | 780 |
| Issued and fully paid (HK$0.20 each) | | | | |
| At 1st January | **3,380,632,348** | **676** | 3,370,215,348 | 674 |
| Issue of new shares | **548,045,724** | **110** | – | – |
| Share options exercised | **7,019,500** | **1** | 10,417,000 | 2 |
| At 31st December | **3,935,697,572** | **787** | 3,380,632,348 | 676 |

## 19. Share capital *(continued)*

At the Extraordinary General Meeting held on 22nd August 2006, the transactions contemplated under the Restructuring Agreement and the increase of the Company's authorised share capital from 3,900,000,000 shares of HK$0.20 each to 5,000,000,000 shares of HK$0.20 each were approved. Upon completion of the Restructuring Agreement on 28th September 2006, the Company issued 548,045,724 new shares of HK$0.20 each. The issue of new shares was recognised at HK$16.00 per share, being the fair value of the Company's shares as at 28th September 2006.

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the year. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

| | **2006**<br>**Number of shares** | 2005<br>Number of shares |
|---|---|---|
| Movements in options outstanding comprise: | | |
| At 1st January | **16,077,500** | 26,494,500 |
| Options exercised | **(7,019,500)** | (10,417,000) |
| At 31st December | **9,058,000** | 16,077,500 |
| Options vested at 31st December | **9,058,000** | 16,077,500 |

No option was granted under the Scheme during the year.

| | **2006** | 2005 |
|---|---|---|
| Details of share options exercised during the year: | | |
| Exercise date | **10/1/06 – 19/12/06** | 7/1/05 – 25/11/05 |
| Proceeds received (HK$) | **52,435,665** | 77,814,990 |
| Weighted average closing share price immediately before the exercise date (HK$) | **15.74** | 14.46 |

**20. Reserves**

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Retained profit | **28,200** | 26,492 | **13,228** | 13,192 |
| Share premium | **16,241** | 7,531 | **16,241** | 7,531 |
| Investment revaluation reserve | **906** | 228 | **800** | 202 |
| Cash flow hedge reserve | **(642)** | 30 | **(595)** | 65 |
| Capital redemption reserve and others | **62** | 11 | **21** | 21 |
| | **44,767** | 34,292 | **29,695** | 21,011 |

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Capital redemption reserve and others include the capital redemption reserve of HK$21 million (2005: HK$21 million), asset revaluation reserve and exchange differences arising from revaluation of foreign investments.

The cash flow hedge reserve relates to the effective portion of the cumulative net change in fair values of hedging instruments and exchange differences on borrowings and lease obligations which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

The cash flow hedge reserve is expected to be charged to operating profit as noted below when the hedged transactions affect the profit and loss account.

| | **Total HK$M** |
|---|---|
| 2007 | **169** |
| 2008 | **122** |
| 2009 | **157** |
| 2010 | **69** |
| 2011 | **22** |
| Beyond 2011 | **103** |
| | **642** |

The actual amount ultimately recognised in operating profit will depend upon the fair values of the hedging instruments at the time that the hedged transactions affect the profit and loss account.

**21. Reconciliation of operating profit to cash generated from operations**

| | **2006 HK$M** | 2005 HK$M |
|---|---|---|
| Operating profit | **5,218** | 4,143 |
| Depreciation | **4,255** | 3,963 |
| Amortisation of intangible assets | **40** | 44 |
| Loss on disposal of fixed assets and intangible assets | **57** | 230 |
| Profit on disposal of an investment | **-** | (66) |
| Currency adjustments and other items not involving cash flows | **241** | 373 |
| Increase in stock | **(67)** | (133) |
| Increase in trade debtors, other receivables and prepayments | **(429)** | (1,190) |
| Decrease in net amounts due to related companies and associates | **(70)** | (77) |
| Increase in trade creditors and other payables | **1,730** | 514 |
| Increase in unearned transportation revenue | **441** | 242 |
| Non-operating movements in debtors and creditors | **(294)** | 663 |
| Cash generated from operations | **11,122** | 8,706 |

## 22. Purchase of a subsidiary

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Net assets acquired: | | |
| Fixed and intangible assets | 7,029 | – |
| Other non-current assets | 526 | – |
| Stocks | 76 | – |
| Trade and other receivables | 1,769 | – |
| Short-term deposits and bank balances | 957 | – |
| Other liquid funds | 89 | – |
| Borrowings | (3,765) | – |
| Other non-current liabilities | (1,215) | – |
| Trade and other payables | (1,839) | – |
| Other current liabilities | (557) | – |
| | 3,070 | – |
| Goodwill | 7,214 | – |
| | 10,284 | – |
| Satisfied by: | | |
| Cash | 863 | – |
| Issue of new shares | 8,769 | – |
| Investments in associates | 546 | – |
| Transfer from long-term investments | 106 | – |
| Analysis of the net inflow of cash and cash equivalents in respect of the purchase of a subsidiary | | |
| Cash consideration | (863) | – |
| Short-term deposits and bank balances acquired | 957 | – |
| Net inflow of cash and cash equivalents in respect of the purchase of a subsidiary | 94 | – |

## 23. Analysis of cash and cash equivalents

| | 2006 HK$M | 2005 HK$M |
|---|---|---|
| Short-term deposits and bank balances | 5,796 | 4,321 |
| Bank overdrafts | (29) | (54) |
| | 5,767 | 4,267 |

## 24. Directors' and executive officers' remuneration

(a) Directors' remuneration disclosed pursuant to the Listing Rules is as follows:

| | Cash | | | Non-cash | | | | |
|---|---|---|---|---|---|---|---|---|
| | Basic salary/ Directors' fee* HK$'000 | Bonus HK$'000 | Allowances & benefits HK$'000 | Contributions to retirement schemes HK$'000 | Bonus paid into retirement schemes HK$'000 | Housing benefits HK$'000 | **2006 Total HK$'000** | 2005 Total HK$'000 |
| **Executive Directors** | | | | | | | | |
| Christopher Pratt (from February 2006) | 647 | – | 70 | 116 | – | 504 | **1,337** | – |
| David Turnbull (up to January 2006) | 117 | 1,452 | 13 | 19 | – | 236 | **1,837** | 3,272 |
| Robert Atkinson | 1,812 | 1,350 | 124 | 326 | 766 | 2,103 | **6,481** | 5,984 |
| Philip Chen | 3,436 | 4,318 | 2,044 | 362 | – | – | **10,160** | 9,292 |
| Derek Cridland | 1,842 | 1,419 | 1,792 | 12 | – | 1,129 | **6,194** | 4,420 |
| Tony Tyler | 2,964 | 2,903 | 442 | 533 | 991 | 2,295 | **10,128** | 8,533 |
| **Non-Executive Directors** | | | | | | | | |
| Martin Cubbon | – | – | – | – | – | – | **–** | – |
| Henry Fan | 160* | – | – | – | – | – | **160** | 160 |
| Davy Ho (from May 2006) | – | – | – | – | – | – | **–** | – |
| James Hughes-Hallett | – | – | – | – | – | – | **–** | – |
| Li Jiaxiang (from October 2006) | 31* | – | – | – | – | – | **31** | – |
| Vernon Moore | 281* | – | – | – | – | – | **281** | 310 |
| Robert Woods (from August 2006) | – | – | – | – | – | – | **–** | – |
| Raymond Yuen (up to December 2005) | – | – | – | – | – | – | **–** | 2,461 |
| Carl Yung (up to September 2006) | 118* | – | – | – | – | – | **118** | 160 |
| Zhang Lan (from October 2006) | 59* | – | – | – | – | – | **59** | – |
| Zhang Xianlin (up to October 2006) | 129* | – | – | – | – | – | **129** | 160 |
| **Independent Non-Executive Directors** | | | | | | | | |
| Peter Lee | 360* | – | – | – | – | – | **360** | 360 |
| Raymond Or | 310* | – | – | – | – | – | **310** | 310 |
| Jack So | 310* | – | – | – | – | – | **310** | 310 |
| Tung Chee Chen | 210* | – | – | – | – | – | **210** | 210 |
| **2006 Total** | **12,786** | **11,442** | **4,485** | **1,368** | **1,757** | **6,267** | **38,105** | |
| 2005 Total | 13,849 | 9,127 | 3,701 | 1,680 | 1,595 | 5,990 | | 35,942 |

For Directors employed by the Swire group, the remuneration disclosed represents the amount charged to the Company. Bonus is related to services for 2005 but paid and charged to the Company in 2006. Allowances and benefits of Philip Chen include housing allowances of HK$1,963,636.

## 24. Directors' and executive officers' remuneration *(continued)*

(b) Executive Officers' remuneration disclosed as recommended by the Listing Rules is as follows:

| | Cash | | | Non-cash | | | | |
|---|---|---|---|---|---|---|---|---|
| | Basic salary HK$'000 | Bonus HK$'000 | Allowances & benefits HK$'000 | Contributions to retirement schemes HK$'000 | Bonus paid into retirement schemes HK$'000 | Housing benefits HK$'000 | **2006 Total HK$'000** | 2005 Total HK$'000 |
| James Barrington | 1,366 | 1,037 | 732 | 246 | 605 | 1,711 | **5,697** | 4,668 |
| William Chau | 1,416 | 1,129 | 592 | 97 | – | – | **3,234** | 3,273 |
| Quince Chong | 1,347 | 1,049 | 601 | 135 | – | – | **3,132** | 2,893 |
| Ronald Mathison | 1,200 | 721 | 332 | 216 | 535 | 1,115 | **4,119** | 3,569 |
| Edward Nicol | 1,500 | 1,213 | 444 | 270 | 746 | 2,052 | **6,225** | 5,547 |
| Nick Rhodes | 1,500 | 1,112 | 437 | 270 | 654 | 1,684 | **5,657** | 5,289 |
| Augustus Tang | 1,878 | 1,507 | 602 | 129 | – | – | **4,116** | 3,909 |
| **2006 Total** | **10,207** | **7,768** | **3,740** | **1,363** | **2,540** | **6,562** | **32,180** | |
| 2005 Total | 9,461 | 6,432 | 3,979 | 1,711 | 2,086 | 5,479 | | 29,148 |

Bonus disclosed is related to services for 2005 and paid in 2006.

## 25. Employee information

(a) The five highest paid individuals of the Company included four Directors (2005: three) and one Executive Officer (2005: two), whose emoluments are set out in note 24 above.

(b) The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

| | **2006** | | | 2005 | | |
|---|---|---|---|---|---|---|
| HK$'000 | **Director** | **Flight staff** | **Other staff** | Director | Flight staff | Other staff |
| 0 – 1,000 | **14** | **7,704** | **7,551** | 11 | 7,337 | 7,189 |
| 1,001 – 1,500 | **1** | **446** | **174** | – | 443 | 175 |
| 1,501 – 2,000 | **1** | **506** | **75** | – | 487 | 78 |
| 2,001 – 2,500 | **–** | **233** | **17** | 1 | 183 | 18 |
| 2,501 – 3,000 | **–** | **147** | **9** | – | 156 | 7 |
| 3,001 – 3,500 | **–** | **112** | **6** | 1 | 134 | 7 |
| 3,501 – 4,000 | **–** | **25** | **4** | – | 40 | 4 |
| 4,001 – 4,500 | **–** | **5** | **7** | 1 | 4 | 3 |
| 4,501 – 5,000 | **–** | **–** | **–** | – | 1 | 1 |
| 5,001 – 5,500 | **–** | **–** | **1** | – | – | 1 |
| 5,501 – 6,000 | **–** | **–** | **2** | 1 | – | 1 |
| 6,001 – 6,500 | **2** | **–** | **1** | – | – | – |
| 8,501 – 9,000 | **–** | **–** | **–** | 1 | – | – |
| 9,001 – 9,500 | **–** | **–** | **–** | 1 | – | – |
| 10,001 – 10,500 | **2** | **–** | **–** | – | – | – |
| | **20** | **9,178** | **7,847** | 17 | 8,785 | 7,484 |

## 26. Related party transactions

(a) Material transactions between the Group and associates and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

| | **2006** | | 2005 | |
|---|---|---|---|---|
| | **Associates HK$M** | **Other related parties HK$M** | Associates HK$M | Other related parties HK$M |
| Turnover | **207** | **–** | 103 | – |
| Aircraft maintenance costs | **1,057** | **–** | 967 | – |
| Route operating costs | **226** | **–** | 183 | – |
| Dividends received | **(241)** | **–** | (170) | – |
| Fixed assets purchase | **1** | **–** | 5 | – |

(b) Other transactions with related parties

(i) The Company had an agreement for services with JSSHK ("JSSHK Services Agreement"). Under the JSSHK Services Agreement, the Company paid fees and reimbursed costs to JSSHK in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associates, minority interests, and any profits and losses on disposal of fixed assets were paid annually. Service fees paid for the year ended 31st December 2006 were HK$125 million (2005: HK$101 million) and expenses of HK$124 million (2005: HK$106 million) were reimbursed at cost; in addition, HK$50 million (2005: HK$47 million) in respect of shared administrative services were reimbursed.

Transactions under the JSSHK Services Agreement are continuing connected transactions, in respect of which the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 31.

(ii) Under the HAECO Services Agreements with HAECO, the Company paid fees to HAECO in exchange for maintenance services provided to the Company's aircraft fleet. Service fees paid to HAECO for the year ended 31st December 2006 were HK$941 million (2005: HK$949 million).

Transactions under the HAECO Services Agreements are continuing connected transactions, in respect of which the Company has complied with the disclosure and shareholders' approval requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 32.

(iii) The Company received agency commission and service fees from Dragonair as a related party for the period from 1st January to 28th September 2006, on which date Dragonair became a wholly owned subsidiary of the Company. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$163 million was received from Dragonair for these transactions during the period from 1st January to 28th September 2006 (2005: HK$215 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

(iv) The acquisition of 38,551,808 Dragonair shares from Swire Pacific, the acquisition of 142,482,484 Dragonair shares from CITIC Pacific, the allotment of 51,402,411 new shares of the Company to Swire Pacific, and the allotment of 189,976,645 new shares of the Company to CITIC Pacific under the Restructuring Agreement constituted connected transactions, in respect of which the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms and further details, please refer to Directors' Report on page 30.

(c) Amounts due from and due to associates and other related companies at 31st December 2006 are disclosed in notes 16 and 18 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

**26. Related party transactions** *(continued)*

(d) Guarantees given by the Company in respect of bank loan facilities held by an associate at 31st December 2006 are disclosed in note 27 to the accounts.

(e) There were no material transactions with Directors and Executive Officers except for those relating to shareholdings (Directors' Report and Corporate Governance). Remuneration of Directors and Executive Officers is disclosed in note 24 to the accounts.

**27. Commitments and contingencies**

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Authorised and contracted for | **23,422** | 16,724 | **2,932** | 1,958 |
| Authorised but not contracted for | **1,646** | 1,034 | **1,638** | 1,032 |
| | **25,068** | 17,758 | **4,570** | 2,990 |

Operating lease commitments are shown in note 8 to the accounts.

(b) Guarantees in respect of lease obligations, bank loans and other liabilities outstanding at the year end:

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 HK$M** | 2005 HK$M | **2006 HK$M** | 2005 HK$M |
| Subsidiaries | **–** | – | **3,122** | 2,311 |
| Associate | **17** | 18 | **17** | 18 |
| Staff | **200** | 200 | **200** | 200 |
| | **217** | 218 | **3,339** | 2,529 |

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(e) The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The focus of the investigations appears to be on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

## 28. Financial risk management

In the normal course of business, the Group is exposed to fluctuations in foreign exchange rates, interest rates and jet fuel prices. These exposures are managed, sometimes with the use of derivative financial instruments, by the Treasury Department of Cathay Pacific in accordance with the policies approved by the Finance Committee.

Derivative financial instruments are used solely for financial risk management purposes and the Group does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments which constitute a hedge do not expose the Group to market risk since any change in their market value will be offset by a compensating change in the market value of the hedged items. Exposure to foreign exchange rates, interest rates and jet fuel price movements are regularly reviewed and positions are amended in compliance with internal guidelines and limits.

(a) Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

Trade debtors mainly represented passenger and freight sales due from agents and amounts due from airlines for interline services provided. The majority of the agents are connected to the settlement systems operated by the International Air Transport Association ("IATA") who is responsible for checking the credit worthiness of such agents and collecting bank guarantees or other monetary collateral according to local industry practice. In most cases amounts due from airlines are settled on net basis via an IATA clearing house. The credit risk with regard to individual agents and airlines is relatively low.

To manage credit risk, derivative financial transactions, deposits and funds are only carried out with financial institutions which have high credit ratings and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

At the balance sheet date there was no significant concentration of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet and the amount of guarantees granted as disclosed in note 27 to the accounts. Collateral and guarantees received in respect of credit terms granted as at 31st December 2006 is HK$2,871 million (2005: HK$2,602 million).

(b) Liquidity risk

The Group's policy is to monitor liquidity and compliance with lending covenants, so as to ensure sufficient liquid funds and adequate funding lines from financial institutions to meet liquidity requirements in both the short and long term. The payment profile of financial liabilities is outlined in notes 13 and 18 to the accounts. Settlement of these liabilities as they fall due will primarily be through liquid funds being funds generated from operations.

(c) Foreign currency risk

As an international airline, the Group's revenue streams are denominated in a number of foreign currencies resulting in exposure to foreign exchange rate fluctuations. The currencies giving rise to this risk are primarily Japanese Yen, Euros, Taiwanese dollars, Renminbi and Australian dollars. To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thus establishing a natural hedge. In addition, the Group uses currency derivatives to reduce anticipated foreign currency surpluses. The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process, as exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.

## 28. Financial risk management *(continued)*

(d) Interest rate risk

Interest rate swaps are used to manage the interest rate profile of interest-bearing financial liabilities on a currency by currency basis to maintain an appropriate fixed rate and floating rate ratio.

The table below indicates the effective interest rates of interest-bearing financial liabilities and interest-earning financial assets as at the balance sheet date and the period in which they are repriced or mature whichever is earlier:

| | **2006** | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Fixed/ floating** | **Effective interest rate (%)** | **Within one year HK$M** | **After one year but within two years HK$M** | **After two years but within five years HK$M** | **After five years HK$M** | **Total HK$M** |
| **Group** | | | | | | | |
| Bank loans | **Floating** | **4.03-5.99** | **(11,016)** | **–** | **–** | **–** | **(11,016)** |
| Other loans | **Fixed** | **3.06-3.82** | **–** | **–** | **(1,902)** | **–** | **(1,902)** |
| Other loans | **Floating** | **3.80-4.24** | **(1,541)** | **–** | **–** | **–** | **(1,541)** |
| Obligations under finance leases | **Fixed** | **1.64-8.75** | **(1,428)** | **(661)** | **(3,640)** | **(10,168)** | **(15,897)** |
| Obligations under finance leases | **Floating** | **3.15-6.24** | **(11,103)** | **–** | **–** | **–** | **(11,103)** |
| Pledged security deposits | **Fixed** | **3.05-8.75** | **899** | **527** | **1,027** | **6,938** | **9,391** |
| Pledged security deposits | **Floating** | **5.24** | **125** | **–** | **–** | **–** | **125** |
| Currency swap | **Floating** | **1.29-9.12** | **1,442** | **(395)** | **(371)** | **(699)** | **(23)** |
| Interest rate swap | **Fixed** | **2.80-6.43** | **1,319** | **(252)** | **(1,067)** | **–** | **–** |
| Liquid funds | **Fixed** | **2.27** | **–** | **180** | **–** | **–** | **180** |
| Liquid funds | **Floating** | **0-7.33** | **15,444** | **–** | **–** | **–** | **15,444** |
| Bank overdrafts | **Floating** | **0-16.25** | **(29)** | **–** | **–** | **–** | **(29)** |

| | 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Fixed/ floating | Effective interest rate (%) | Within one year HK$M | After one year but within two years HK$M | After two years but within five years HK$M | After five years HK$M | Total HK$M |
| **Group** | | | | | | | |
| Bank loans | Floating | 3.20-5.28 | (4,839) | – | – | – | (4,839) |
| Other loans | Fixed | 0-7.00 | (32) | – | (1,083) | – | (1,115) |
| Other loans | Floating | 2.68-2.83 | (309) | – | – | – | (309) |
| Obligations under finance leases | Fixed | 1.64-8.75 | (422) | (1,305) | (2,918) | (10,659) | (15,304) |
| Obligations under finance leases | Floating | 1.77-5.33 | (11,027) | – | – | – | (11,027) |
| Pledged security deposits | Fixed | 3.25-8.75 | 570 | 811 | 1,307 | 7,347 | 10,035 |
| Pledged security deposits | Floating | 4.07 | 104 | – | – | – | 104 |
| Currency swap | Floating | 1.29-9.12 | 1,098 | (78) | (411) | (398) | 211 |
| Interest rate swap | Fixed | 3.45-6.43 | 1,860 | (702) | (773) | (385) | – |
| Liquid funds | Fixed | 2.27 | – | – | 23 | – | 23 |
| Liquid funds | Floating | 0-7.45 | 13,436 | – | – | – | 13,436 |
| Bank overdrafts | Floating | 0-9.25 | (54) | – | – | – | (54) |

## 28. Financial risk management *(continued)*

| | 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Fixed/ floating | Effective interest rate (%) | Within one year HK$M | After one year but within two years HK$M | After two years but within five years HK$M | After five years HK$M | Total HK$M |
| **Company** | | | | | | | |
| Bank loans | **Floating** | **4.03-5.99** | **(7,107)** | **–** | **–** | **–** | **(7,107)** |
| Other loans | **Fixed** | **3.06-3.82** | **–** | **–** | **(1,902)** | **–** | **(1,902)** |
| Other loans | **Floating** | **3.80-4.24** | **(1,541)** | **–** | **–** | **–** | **(1,541)** |
| Obligations under finance leases | **Fixed** | **1.64-11.19** | **(1,162)** | **(618)** | **(4,702)** | **(8,080)** | **(14,562)** |
| Obligations under finance leases | **Floating** | **3.15-6.24** | **(9,378)** | **–** | **–** | **–** | **(9,378)** |
| Pledged security deposits | **Fixed** | **3.79-8.75** | **803** | **–** | **1,007** | **1,439** | **3,249** |
| Pledged security deposits | **Floating** | **5.24** | **125** | **–** | **–** | **–** | **125** |
| Currency swap | **Floating** | **1.29-9.12** | **1,442** | **(395)** | **(371)** | **(699)** | **(23)** |
| Interest rate swap | **Fixed** | **4.20-6.43** | **940** | **–** | **(940)** | **–** | **–** |
| Liquid funds | **Fixed** | **2.27** | **–** | **180** | **–** | **–** | **180** |
| Liquid funds | **Floating** | **0-7.33** | **4,459** | **–** | **–** | **–** | **4,459** |
| Bank overdrafts | **Floating** | **0-16.25** | **(19)** | **–** | **–** | **–** | **(19)** |

| | 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Fixed/ floating | Effective interest rate (%) | Within one year HK$M | After one year but within two years HK$M | After two years but within five years HK$M | After five years HK$M | Total HK$M |
| **Company** | | | | | | | |
| Bank loans | Floating | 4.08-5.28 | (3,678) | – | – | – | (3,678) |
| Other loans | Fixed | 3.06 | – | – | (1,049) | – | (1,049) |
| Other loans | Floating | 2.68-2.83 | (309) | – | – | – | (309) |
| Obligations under finance leases | Fixed | 1.64-11.19 | (650) | (1,305) | (3,628) | (9,418) | (15,001) |
| Obligations under finance leases | Floating | 1.77-5.33 | (10,273) | – | – | – | (10,273) |
| Pledged security deposits | Fixed | 3.79-8.75 | 188 | 811 | 757 | 1,844 | 3,600 |
| Currency swap | Floating | 1.29-9.12 | 1,098 | (78) | (411) | (398) | 211 |
| Interest rate swap | Fixed | 3.45-6.43 | 1,860 | (702) | (773) | (385) | – |
| Liquid funds | Fixed | 2.27 | – | – | 23 | – | 23 |
| Liquid funds | Floating | 0-7.45 | 4,864 | – | – | – | 4,864 |
| Bank overdrafts | Floating | 0-9.25 | (49) | – | – | – | (49) |

(e) Fuel price risk

Exposure to fluctuations in the fuel price is managed by the use of fuel derivatives. The Group's policy is to reduce exposure by hedging a percentage of its anticipated fuel consumption. Around 43% of the anticipated fuel consumption for 2007 and 5% for 2008 were hedged at the balance sheet date.

## 28. Financial risk management *(continued)*

(f) Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

| | **Carrying amount 2006 HK$M** | **Fair value 2006 HK$M** | Carrying amount 2005 HK$M | Fair value 2005 HK$M |
|---|---|---|---|---|
| **Group** | | | | |
| Bank loans | **(11,016)** | **(11,216)** | (4,839) | (4,909) |
| Other loans | **(3,443)** | **(3,501)** | (1,424) | (1,434) |
| Obligations under finance leases | **(27,000)** | **(27,740)** | (26,331) | (27,463) |
| Pledged security deposits | **9,516** | **10,108** | 10,139 | 10,992 |

| | **Carrying amount 2006 HK$M** | **Fair value 2006 HK$M** | Carrying amount 2005 HK$M | Fair value 2005 HK$M |
|---|---|---|---|---|
| **Company** | | | | |
| Bank loans | **(7,107)** | **(7,205)** | (3,678) | (3,720) |
| Other loans | **(3,443)** | **(3,501)** | (1,358) | (1,369) |
| Obligations under finance leases | **(23,940)** | **(26,781)** | (25,274) | (28,730) |
| Pledged security deposits | **3,374** | **3,774** | 3,600 | 4,119 |

The carrying amounts of other financial assets and liabilities are considered to be reasonable approximations to their fair values.

## 29. Impact of further new accounting standards

HKICPA has issued new and revised HKAS and HKFRS which become effective for accounting periods beginning on or after 1st January 2007 and which are not adopted in these financial statements. HKFRS 7 "Financial Instruments: Disclosures" is relevant to the Group. This standard became effective for accounting periods beginning on or after 1st January 2007. Adoption of this new accounting standard will result in different disclosures with respect to financial instruments and financial risks. The accounting standard will have no impact on either the results or financial position of the Group.

at 31st December 2006

**Subsidiaries**

| | Place of incorporation and operation | Principal activities | Percentage of issued capital owned | Issued and paid up share capital and debt securities |
|---|---|---|---|---|
| Abacus Distribution Systems (Hong Kong) Limited | Hong Kong | Computerised reservation systems and related services | 53 | 15,600,000 shares of HK$1 |
| AHK Air Hong Kong Limited | Hong Kong | Cargo airline | 60* | 54,402,000 A shares of HK$1<br>36,268,000 B shares of HK$1 |
| Airline Property Limited | Hong Kong | Property investment | 100 | 2 shares of HK$10 |
| Airline Stores Property Limited | Hong Kong | Property investment | 100 | 2 shares of HK$10 |
| Airline Training Property Limited | Hong Kong | Property investment | 100 | 2 shares of HK$10 |
| Cathay Holidays Limited | Hong Kong | Travel tour operator | 100 | 5,000 shares of HK$100 |
| Cathay Pacific Aero Limited | Hong Kong | Financial services | 100 | 1 share of HK$10 |
| Cathay Pacific Aircraft Acquisition Limited | Isle of Man | Aircraft acquisition facilitator | 100 | 2,000 shares of US$1 |
| Cathay Pacific Aircraft Services Limited | Isle of Man | Aircraft acquisition facilitator | 100 | 10,000 shares of US$1 |
| Cathay Pacific Catering Services (H.K.) Limited | Hong Kong | Airline catering | 100 | 600 shares of HK$1,000 |
| Cathay Pacific Loyalty Programmes Limited | Hong Kong | Travel reward programme | 100 | 2 shares of HK$1 |
| CLS Catering Services Limited | Canada | Airline catering | 60* | 330,081 shares of no par value |
| CPA Finance (Cayman) Limited | Cayman Islands | Issuer of SGD note | 100 | 1 share of US$1<br>SGD 225,000,000 note 3.0575% due 2010 |
| Global Logistics System (H.K.) Company Limited | Hong Kong | Computer network for interchange of air cargo related information | 95 | 100 shares of HK$10 |
| Guangzhou Guo Tai Information Processing Company Limited | People's Republic of China | Information processing | 100* | Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise) |
| Hong Kong Airport Services Limited | Hong Kong | Aircraft ramp handling | 100# | 100 shares of HK$1 |
| Hong Kong Aviation and Airport Services Limited | Hong Kong | Property investment | 100* | 2 ordinary shares of HK$1 |

**Subsidiaries** *(continued)*

| | Place of incorporation and operation | Principal activities | Percentage of issued capital owned | Issued and paid up share capital and debt securities |
|---|---|---|---|---|
| Hong Kong Dragon Airlines Limited | Hong Kong | Airline | 100* | 500,000,000 shares of HK$1 |
| Hong Kong International Airport Services Limited | Hong Kong | Ground handling | 100* | 10,000 ordinary shares of HK$1 |
| Snowdon Limited | Isle of Man | Financial services | 100* | 2 shares of GBP1 |
| Troon Limited | Bermuda | Financial services | 100 | 12,000 shares of US$1 |
| Vogue Laundry Service Limited | Hong Kong | Laundry and dry cleaning | 100 | 3,700 shares of HK$500 |

Principal subsidiaries and associates are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiaries.*

# *Shareholding partly held through subsidiaries.*

**Associates**

| | Place of incorporation and operation | Principal activities | Percentage of issued capital owned |
|---|---|---|---|
| Air China Limited | People's Republic of China | Airline | 17 |
| Cathay Kansai Terminal Services Company Limited | Japan | Ground handling | 48 |
| Cebu Pacific Catering Services Inc. | Philippines | Airline catering | 40* |
| Ground Support Engineering Limited | Hong Kong | Airport ground engineering support and equipment maintenance | 50* |
| Hong Kong Aircraft Engineering Company Limited | Hong Kong | Aircraft overhaul and maintenance | 27 |
| LSG Lufthansa Service Hong Kong Limited | Hong Kong | Airline catering | 32* |
| VN/CX Catering Services Limited | Vietnam | Airline catering | 40* |

* *Shareholding held through subsidiaries.*

| | | 2006 | 2005 |
|---|---|---|---|
| **Consolidated profit and loss summary** | *HK$M* | | |
| Passenger services | | **35,155** | 30,274 |
| Cargo services | | **14,251** | 12,852 |
| Catering and other services | | **1,382** | 1,337 |
| Turnover net of recoveries | | **50,788** | 44,463 |
| Net operating expenses | | **(45,570)** | (40,320) |
| Operating profit/(loss) | | **5,218** | 4,143 |
| Net finance charges | | **(465)** | (444) |
| Profit on sale of investments | | **–** | – |
| Share of profits of associates | | **301** | 269 |
| Profit/(loss) before tax | | **5,054** | 3,968 |
| Taxation | | **(782)** | (500) |
| Profit/(loss) for the year | | **4,272** | 3,468 |
| Profit attributable to minority interests | | **(184)** | (170) |
| Profit/(loss) attributable to Cathay Pacific shareholders | | **4,088** | 3,298 |
| Dividends paid | | **(2,992)** | (2,196) |
| Retained profit/(loss) for the year | | **1,096** | 1,102 |
| **Consolidated balance sheet summary** | *HK$M* | | |
| Fixed and intangible assets | | **65,559** | 50,416 |
| Long-term receivables and investments | | **12,372** | 7,184 |
| Borrowings | | **(31,943)** | (22,455) |
| Liquid funds less bank overdrafts | | **15,595** | 13,405 |
| Net borrowings | | **(16,348)** | (9,050) |
| Net current liabilities (excluding liquid funds and bank overdrafts) | | **(9,107)** | (6,767) |
| Retirement benefit obligations | | **(170)** | (72) |
| Deferred taxation | | **(6,600)** | (6,460) |
| Net assets | | **45,706** | 35,251 |
| Financed by: | | | |
| Funds attributable to Cathay Pacific shareholders | | **45,554** | 34,968 |
| Minority interests | | **152** | 283 |
| Total equity | | **45,706** | 35,251 |
| **Per share** | | | |
| Shareholders' funds | *HK$* | **11.57** | 10.34 |
| EBITDA | *HK$* | **2.78** | 2.49 |
| Earnings/(loss) | *HK cents* | **115.9** | 97.7 |
| Dividend | *HK cents* | **84.0** | 48.0 |
| **Ratios** | | | |
| Profit/(loss) margin | *%* | **8.0** | 7.4 |
| Return of average shareholders' funds | *%* | **10.2** | 9.7 |
| Dividend cover | *Times* | **1.2** | 2.0 |
| Interest cover | *Times* | **11.2** | 9.3 |
| Gross debt/equity ratio | *Times* | **0.70** | 0.64 |
| Net debt/equity ratio | *Times* | **0.36** | 0.26 |

| 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|
| 26,407 | 18,663 | 22,376 | 20,580 | 22,878 | 18,979 | 18,532 | 21,851 |
| 11,395 | 9,913 | 9,387 | 8,343 | 10,136 | 8,391 | 6,955 | 7,712 |
| 1,263 | 1,002 | 1,327 | 1,513 | 1,509 | 1,332 | 1,123 | 1,014 |
| 39,065 | 29,578 | 33,090 | 30,436 | 34,523 | 28,702 | 26,610 | 30,577 |
| (33,818) | (27,353) | (28,340) | (29,604) | (29,234) | (25,891) | (27,281) | (28,537) |
| 5,247 | 2,225 | 4,750 | 832 | 5,289 | 2,811 | (671) | 2,040 |
| (583) | (620) | (743) | (571) | (367) | (918) | (311) | (335) |
| – | – | – | 452 | – | 482 | 185 | – |
| 298 | 126 | 269 | 153 | 245 | 93 | 149 | 261 |
| 4,962 | 1,731 | 4,276 | 866 | 5,167 | 2,468 | (648) | 1,966 |
| (446) | (384) | (273) | (167) | (76) | (204) | 127 | (246) |
| 4,516 | 1,347 | 4,003 | 699 | 5,091 | 2,264 | (521) | 1,720 |
| (99) | (44) | (20) | (42) | (86) | (84) | (35) | (40) |
| 4,417 | 1,303 | 3,983 | 657 | 5,005 | 2,180 | (556) | 1,680 |
| (2,189) | (1,035) | (701) | (1,915) | (1,585) | (339) | (694) | (1,817) |
| 2,228 | 268 | 3,282 | (1,258) | 3,420 | 1,841 | (1,250) | (137) |
| | | | | | | | |
| 50,607 | 50,176 | 48,905 | 50,456 | 47,264 | 46,800 | 46,216 | 40,026 |
| 7,332 | 4,473 | 4,783 | 4,787 | 5,414 | 5,253 | 5,376 | 4,481 |
| (22,631) | (26,297) | (22,810) | (24,024) | (20,838) | (24,783) | (27,198) | (23,122) |
| 11,444 | 15,186 | 13,164 | 9,746 | 10,952 | 11,567 | 12,240 | 14,327 |
| (11,187) | (11,111) | (9,646) | (14,278) | (9,886) | (13,216) | (14,958) | (8,795) |
| (6,381) | (4,439) | (3,896) | (1,728) | (2,715) | (3,908) | (3,942) | (2,644) |
| (102) | (181) | (346) | – | – | – | – | – |
| (7,280) | (7,762) | (7,614) | (7,836) | (7,146) | (6,714) | (6,359) | (5,802) |
| 32,989 | 31,156 | 32,186 | 31,401 | 32,931 | 28,215 | 26,333 | 27,266 |
| | | | | | | | |
| 32,855 | 31,052 | 32,115 | 31,308 | 32,832 | 28,129 | 26,225 | 27,162 |
| 134 | 104 | 71 | 93 | 99 | 86 | 108 | 104 |
| 32,989 | 31,156 | 32,186 | 31,401 | 32,931 | 28,215 | 26,333 | 27,266 |
| | | | | | | | |
| 9.75 | 9.29 | 9.63 | 9.40 | 9.80 | 8.31 | 7.75 | 8.02 |
| 2.79 | 1.85 | 2.68 | 1.62 | 2.68 | 2.05 | 0.89 | 1.45 |
| 131.4 | 39.0 | 119.5 | 19.7 | 148.4 | 64.4 | (16.4) | 49.1 |
| 65.0 | 48.0 | 44.0 | 17.5 | 65.0 | 30.0 | 10.0 | 29.0 |
| | | | | | | | |
| 11.3 | 4.4 | 12.0 | 2.2 | 14.5 | 7.6 | (2.1) | 5.5 |
| 13.8 | 4.1 | 12.6 | 2.0 | 16.4 | 8.0 | (2.1) | 6.3 |
| 2.0 | 0.8 | 2.7 | 1.1 | 2.3 | 2.1 | (1.6) | 1.7 |
| 9.0 | 3.6 | 6.4 | 1.5 | 14.4 | 3.1 | (2.2) | 6.1 |
| 0.69 | 0.85 | 0.71 | 0.77 | 0.63 | 0.88 | 1.04 | 0.85 |
| 0.34 | 0.36 | 0.30 | 0.46 | 0.30 | 0.47 | 0.57 | 0.32 |

| | | 2006 | 2005 |
|---|---|---|---|
| **Operating summary*** | | | |
| Kilometres flown | *Million* | **357** | 317 |
| Block hours | *'000 hours* | **489** | 431 |
| Aircraft departures | *'000* | **98** | 84 |
| Available tonne kilometres | *Million* | **19,684** | 17,751 |
| Revenue tonne kilometres | *Million* | **14,452** | 12,813 |
| Available seat kilometres | *Million* | **91,769** | 82,766 |
| Revenue passengers carried | *'000* | **18,097** | 15,438 |
| Revenue passenger kilometres | *Million* | **72,939** | 65,110 |
| Revenue load factor | *%* | **76.2** | 75.2 |
| Passenger load factor | *%* | **79.5** | 78.7 |
| Cargo carried | *'000 tonnes* | **1,308** | 1,118 |
| Cargo and mail tonne kilometres | *Million* | **7,514** | 6,618 |
| Cargo and mail load factor | *%* | **68.6** | 67.0 |
| Excess baggage carried | *Tonnes* | **2,218** | 2,489 |
| Mail carried | *Tonnes* | **25,545** | 20,676 |
| Length of scheduled routes network | *'000 kilometres* | **457** | 403 |
| Destinations at year end | *Number* | **125** | 92 |
| Staff number at year end | *Number* | **18,992** | 15,806 |
| ATK per staff | *'000* | **1,173** | 1,147 |
| **On-time performance*** | | | |
| Departure (within 15 minutes) | *%* | **85.2** | 86.1 |
| **Average aircraft utilisation*** | *Hours per day* | | |
| A320 | | **8.2** | – |
| A321 | | **8.9** | – |
| A330-300 | | **11.2** | 10.8 |
| A340-200 | | **–** | – |
| A340-300 | | **14.9** | 15.1 |
| A340-600 | | **14.9** | 15.3 |
| 747-200/300 | | **–** | – |
| 747-400 | | **14.9** | 14.7 |
| 747-200F | | **11.8** | 11.8 |
| 747-300SF | | **11.7** | – |
| 747-400F/BCF | | **15.3** | 16.1 |
| 777-200/300 | | **9.0** | 9.1 |
| **Fleet average** | | **12.5** | 12.6 |

* Includes Dragonair's operation from 1st October 2006.

| | 2006 | 2005 |
|---|---|---|
| **Fleet profile** | | |
| Aircraft operated by Cathay Pacific: | | |
| A330-300 | **27** | 26 |
| A340-300 | **15** | 15 |
| A340-600 | **3** | 3 |
| 747-200/300 | **–** | – |
| 747-400 | **22** | 22 |
| 747-200F | **7** | 7 |
| 747-400F | **6** | 6 |
| 747-400BCF | **5** | 1 |
| 777-200 | **5** | 5 |
| 777-300 | **12** | 11 |
| **Total** | **102** | 96 |
| Aircraft operated by Dragonair: | | |
| A320 | **10** | 11 |
| A321 | **6** | 6 |
| A330 | **16** | 13 |
| 747-200F | **1** | 1 |
| 747-300SF | **3** | 3 |
| 747-400BCF | **1** | – |
| **Total** | **37** | 34 |

| 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|
| 285 | 238 | 237 | 224 | 219 | 202 | 202 | 193 |
| 386 | 322 | 322 | 307 | 296 | 273 | 271 | 254 |
| 77 | 65 | 68 | 65 | 63 | 58 | 59 | 56 |
| 15,794 | 13,355 | 12,820 | 11,827 | 11,630 | 10,867 | 10,857 | 10,399 |
| 11,459 | 9,371 | 9,522 | 8,201 | 8,650 | 7,768 | 7,213 | 7,331 |
| 74,062 | 59,280 | 63,050 | 62,790 | 61,909 | 58,114 | 60,295 | 57,104 |
| 13,664 | 10,059 | 12,321 | 11,269 | 11,864 | 10,516 | 10,299 | 10,018 |
| 57,283 | 42,774 | 49,041 | 44,792 | 47,153 | 41,502 | 40,679 | 38,962 |
| 74.8 | 71.1 | 75.9 | 70.4 | 75.2 | 71.5 | 67.1 | 69.5 |
| 77.3 | 72.2 | 77.8 | 71.3 | 76.2 | 71.4 | 67.5 | 68.2 |
| 972 | 875 | 851 | 704 | 769 | 672 | 580 | 635 |
| 6,007 | 5,299 | 4,854 | 3,938 | 4,161 | 3,817 | 3,339 | 3,621 |
| 68.7 | 68.7 | 71.2 | 67.3 | 72.5 | 71.5 | 65.2 | 72.9 |
| 2,530 | 2,190 | 2,401 | 2,270 | 3,489 | 3,376 | 3,375 | 3,301 |
| 17,997 | 14,279 | 11,082 | 8,684 | 8,927 | 7,094 | 6,775 | 10,831 |
| 386 | 377 | 374 | 341 | 363 | 346 | 338 | 309 |
| 90 | 87 | 62 | 51 | 51 | 49 | 49 | 48 |
| 15,054 | 14,673 | 14,649 | 14,473 | 14,328 | 13,159 | 13,971 | 15,747 |
| 1,066 | 903 | 885 | 810 | 843 | 807 | 739 | 663 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 90.3 | 91.0 | 90.7 | 82.9 | 84.0 | 83.5 | 80.3 | 81.8 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| – | – | – | – | – | – | – | – |
| – | – | – | – | – | – | – | – |
| 10.1 | 9.2 | 10.1 | 9.4 | 9.5 | 9.0 | 9.5 | 8.5 |
| – | – | – | – | – | – | – | 12.8 |
| 13.6 | 12.4 | 13.3 | 13.4 | 14.7 | 14.9 | 15.8 | 15.9 |
| 13.6 | 11.7 | 6.3 | – | – | – | – | – |
| – | – | – | – | – | 7.7 | 7.0 | 7.1 |
| 13.9 | 12.8 | 14.1 | 14.4 | 15.1 | 14.4 | 15.3 | 15.4 |
| 13.3 | 13.3 | 13.6 | 12.2 | 13.6 | 14.1 | 13.6 | 14.2 |
| – | – | – | – | – | – | – | – |
| 16.3 | 16.4 | 15.4 | 14.3 | 15.8 | 15.8 | 15.6 | 15.3 |
| 8.8 | 8.7 | 9.4 | 9.6 | 9.7 | 8.9 | 8.9 | 7.9 |
| 12.0 | 11.4 | 12.1 | 12.1 | 12.9 | 12.4 | 12.2 | 11.8 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 23 | 23 | 20 | 20 | 12 | 12 | 12 | 11 |
| 15 | 15 | 15 | 15 | 14 | 14 | 11 | 6 |
| 3 | 3 | 2 | – | – | – | – | – |
| – | – | – | – | – | – | 6 | 13 |
| 21 | 19 | 19 | 19 | 19 | 19 | 19 | 19 |
| 7 | 6 | 6 | 4 | 4 | 4 | 4 | 4 |
| 5 | 5 | 5 | 5 | 3 | 2 | 2 | 2 |
| – | – | – | – | – | – | – | – |
| 5 | 5 | 5 | 5 | 5 | 4 | 4 | 4 |
| 10 | 9 | 7 | 7 | 7 | 7 | 4 | – |
| 89 | 85 | 79 | 75 | 64 | 62 | 62 | 59 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 10 | 8 | 8 | 7 | 6 | 5 | 7 | 7 |
| 6 | 6 | 4 | 3 | 3 | 2 | – | – |
| 10 | 9 | 9 | 7 | 5 | 5 | 6 | 5 |
| 1 | – | – | – | – | – | – | – |
| 3 | 3 | 3 | 2 | – | – | – | – |
| – | – | – | – | – | – | – | – |
| 30 | 26 | 24 | 19 | 14 | 12 | 13 | 12 |

**Cost per ATK**


HK$
3.0
2.5
2.0
1.5
1.0
0.5
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

**ATK per HK$'000 staff cost**


2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

**Aircraft utilisation**


Hours per day
14
12
10
8
6
4
2
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

**Share price**


Average share price in HK$
20
16
12
8
4
0
Average HSI
20,000
16,000
12,000
8,000
4,000
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2006
Cathay Pacific share price
Hang Seng Index (HSI)

| | | **2006** | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Productivity*** | | | | | | | | | | | |
| Cost per ATK | *HK$* | **2.23** | 2.19 | 2.07 | 2.00 | 2.13 | 2.36 | 2.32 | 2.24 | 2.34 | 2.60 |
| ATK per HK$'000 staff cost | *Unit* | **2,197** | 2,183 | 1,978 | 1,825 | 1,798 | 1,725 | 1,725 | 1,669 | 1,533 | 1,446 |
| Aircraft utilisation | *Hours per day* | **12.5** | 12.6 | 12.0 | 11.4 | 12.1 | 12.1 | 12.9 | 12.4 | 12.2 | 11.8 |
| **Share prices** | *HK$* | | | | | | | | | | |
| High | | **19.5** | 15.1 | 16.4 | 15.5 | 13.6 | 14.3 | 17.6 | 16.8 | 8.9 | 16.4 |
| Low | | **12.7** | 12.0 | 12.5 | 8.4 | 9.9 | 6.1 | 10.3 | 7.4 | 4.7 | 5.4 |
| Year-end | | **19.2** | 13.6 | 14.7 | 14.8 | 10.7 | 10.0 | 14.4 | 13.9 | 7.7 | 6.3 |
| **Price ratios** (Note) | *Times* | | | | | | | | | | |
| Price/earnings | | **16.5** | 13.9 | 11.2 | 37.9 | 9.0 | 50.8 | 9.7 | 21.6 | (46.9) | 12.8 |
| Market capitalisation/ funds attributable to Cathay Pacific shareholders | | **1.7** | 1.3 | 1.5 | 1.6 | 1.1 | 1.1 | 1.5 | 1.7 | 1.0 | 0.8 |
| Price/cash flow | | **6.1** | 5.3 | 4.5 | 7.8 | 3.8 | 7.2 | 5.9 | 7.0 | 6.4 | 4.5 |

*Note: Based on year end share price, where applicable.*

* *Includes Dragonair results from 1st October 2006.*

### Terms

**Borrowings** Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

**Net borrowings** Borrowings and bank overdrafts less liquid funds.

**Available tonne kilometres ("ATK")** Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

**Available seat kilometres ("ASK")** Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

**Revenue passenger kilometres ("RPK")** Number of passengers carried on each sector multiplied by the sector distance.

**Revenue tonne kilometres ("RTK")** Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

**On-time performance** Departure within 15 minutes of scheduled departure time.

**EBITDA** Earnings before interest, tax, depreciation and amortisation.

**Recoveries** Cost recoveries from surcharges and incidental activities.

### Ratios

$$\text{Earnings/(loss) per share} = \frac{\text{Profit/(loss) attributable to Cathay Pacific shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\text{Profit/(loss) margin} = \frac{\text{Profit/(loss) attributable to Cathay Pacific shareholders}}{\text{Turnover net of recoveries}}$$

$$\text{Shareholders' funds per share} = \frac{\text{Funds attributable to Cathay Pacific shareholders}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{Return on average shareholders' funds} = \frac{\text{Profit/(loss) attributable to Cathay Pacific shareholders}}{\text{Average funds attributable to Cathay Pacific shareholders}}$$

$$\text{Dividend cover} = \frac{\text{Profit/(loss) attributable to Cathay Pacific shareholders}}{\text{Dividends}}$$

$$\text{Interest cover} = \frac{\text{Operating profit/(loss)}}{\text{Net finance charges}}$$

$$\text{Gross debt/equity ratio} = \frac{\text{Borrowings}}{\text{Funds attributable to Cathay Pacific shareholders}}$$

$$\text{Net debt/equity ratio} = \frac{\text{Net borrowings}}{\text{Funds attributable to Cathay Pacific shareholders}}$$

$$\text{Passenger/Cargo and mail load factor} = \frac{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}{\text{Available seat kilometres/Available cargo and mail tonne kilometres}}$$

$$\text{Revenue load factor} = \frac{\text{Total passenger, cargo and mail traffic revenue}}{\text{Maximum possible revenue at current yields and capacity}}$$

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the net operating expenses.

$$\text{Passenger/Cargo and mail yield} = \frac{\text{Passenger turnover/Cargo and mail turnover}}{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}$$

$$\text{Cost per ATK} = \frac{\text{Total net operating expenses of Cathay Pacific}}{\text{ATK of Cathay Pacific}}$$

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

**Investor relations**

For further information about Cathay Pacific Airways Limited, please contact:
Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
Tel: 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is *www.cathaypacific.com*

**Registered office**

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

**Depositary**

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
U.S.A.

Domestic toll free hotlines: 1(888) BNY ADRS
1(888) 269 2377
International hotline: 1(212) 815 3700
Fax: 1(212) 571 3050
Email: ADR@bankofny.com
Website: www.adrbny.com

**Stock codes**

| | |
|---|---|
| Hong Kong Stock Exchange | 00293 |
| ADR | CPCAY |

**Registrars**

Computershare Hong Kong Investor Services Limited
Rooms 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

**Auditors**

KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

**Financial calendar**

| | |
|---|---|
| Year ended 31st December 2006 | |
| Annual report sent to shareholders | 11th April 2007 |
| Shares traded ex-dividend | 2nd May 2007 |
| Share register closed | 4th-9th May 2007 |
| Annual General Meeting | 9th May 2007 |
| 2006 final dividend payable | 1st June 2007 |
| Six months ending 30th June 2007 | |
| Interim results announcement | August 2007 |
| Interim dividend payable | October 2007 |

SWIRE

www.cathaypacific.com

END